FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2002

Australia and New Zealand Banking Group Limited

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐              No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited

(Registrant)

By:	/s/ Garry White
Assistant Company Secretary

Date: 10 December 2002

Creating the bank of tomorrow today

2002 Financial Report

Table of Contents

Statements of Financial Performance
Statements of Financial Position
Statements of Changes in Shareholders’ Equity
Statements of Cash Flows

Notes to the Financial Statements
1	Accounting Policies
2	Income
3	Expenses
4	Equity Instruments Issued to Employees
5	Remuneration of Auditors
6	Items Reported as Abnormal in Prior Periods
7	Income Tax Expense
8	Dividends
9	Earnings per Ordinary Share
10	Liquid Assets
11	Due from Other Financial Institutions
12	Trading Securities
13	Investment Securities
14	Net Loans and Advances
15	Impaired Assets
16	Provisions for Doubtful Debts
17	Customers’ Liabilities for Acceptances
18	Regulatory Deposits
19	Shares in Controlled Entities, Associates and Joint Venture Entities
20	Deferred Tax Assets
21	Goodwill
22	Other Assets
23	Premises and Equipment
24	Due to Other Financial Institutions
25	Deposits and Other Borrowings
26	Income Tax Liabilities
27	Payables and Other Liabilities
28	Provisions
29	Bonds and Notes
30	Loan Capital
31	Share Capital
32	Outside Equity Interests
33	Capital Adequacy
34	Average Balance Sheet and Related Interest
35	Interest Spreads and Net Interest Average Margins
36	Market Risk
37	Interest Sensitivity Gap
38	Net Fair Value of Financial Instruments
39	Derivative Financial Instruments
40	Securitisation
41	Life Insurance
42	Segment Analysis
43	Notes to the Statements of Cash Flows
44	Controlled Entitites
45	Associates
46	Interests in Joint Venture Entities
47	Commitments
48	Contingent Liabilities and Credit Related Commitments
49	Superannuation Commitments
50	Fiduciary Activities
51	Employee Share and Option Plans
52	Related Party Disclosures
53	Remuneration of Directors
54	Remuneration of Executives
55	US GAAP Reconciliation
56	Exchange Rates
57	Events Since the End of the Financial Year

Directors’ Declaration
Auditors’ Report
Critical Accounting Policies

Financial information
1	Cross Border Outstandings
2	Certificates of Deposit and Term Deposit Maturities
3	Volume and Rate Analysis
4	Concentrations of Credit Risk
5	Doubtful Debts – Industry Analysis
6	Short Term Borrowings

Glossary
Alphabetical Index

Statements of Financial Performance for the year ended 30 September 2002

		Consolidated			The Company
	Note	2002 $m	2001	2000 $m	2002 $m	2001 $m

Total Income	2	12,007	12,824	14,031	9,061	10,140
Interest income	2	9,037	10,251	10,241	6,426	7,479
Interest expense	3	(5,019)	(6,418)	(6,440)	(3,813)	(4,828)
Net interest income		4,018	3,833	3,801	2,613	2,651
Proceeds, net of costs, on disposal of investments		566	—	—	780	—
Carrying amount of assets given up		(392)	—	—	(588)	—
Profit from disposal of investments		174	—	—	192	—
Other operating income	2	2,796	2,573	2,583	2,443	2,661
Prior period abnormal income	6	—	—	1,207	—	—
Operating income		6,988	6,406	7,591	5,248	5,312
Operating expenses	3	(2,905)	(3,092)	(3,314)	(2,388)	(2,641)
Prior period abnormal expenses	6	—	—	(986)	—	—
Profit before debt provision		4,083	3,314	3,291	2,860	2,671
Provision for doubtful debts	16	(860)	(531)	(502)	(710)	(414)
Profit before income tax		3,223	2,783	2,789	2,150	2,257
Income tax expense		(898)	(911)	(863)	(643)	(647)
Prior period abnormal tax	6	—	—	(177)	—	—
Total income tax expense	7	(898)	(911)	(1,040)	(643)	(647)
Profit after income tax		2,325	1,872	1,749	1,507	1,610
Net profit attributable to outside equity interests		(3)	(2)	(2)	—	—
Net profit attributable to shareholders of the Company(1)		2,322	1,870	1,747	1,507	1,610
Currency translation adjustments, net of hedges after tax		(98)	197	170	(214)	195
Revaluation of properties		—	—	31	—	—
Total adjustments attributable to shareholders of the company recognised directly into equity		(98)	197	201	(214)	195
Total changes in equity other than those resulting from transactions with shareholders as owners		2,224	2,067	1,948	1,293	1,805
Earnings per ordinary share (cents)	9
Basic		147.3	117.4	106.8	n/a	n/a
Diluted		146.6	117.0	106.0	n/a	n/a

The notes appearing on pages 6 to 76 form an integral part of these financial statements

(1)     The results of 2002 include the impact of these significant transactions:

•             The sale of businesses to ING joint venture (profit after tax of $170 million);

•             National Housing Bank recovery ($159 million profit after tax); and

•             Special general provision for doubtful debts ($175 million charge after tax)

Further details on these transactions are shown in notes 2, 3 and 16

Statements of Financial Position as at 30 September 2002

	Consolidated			The Company
	Note	2002 $m	2001 $m	2002 $m	2001 $m

Assets
Liquid assets	10	7,410	7,794	5,994	5,981
Due from other financial institutions	11	3,815	4,829	2,649	4,234
Trading securities(1)	12	5,873	4,827	5,219	4,438
Investment securities	13	3,609	3,487	2,593	2,400
Net loans and advances	14	132,060	123,657	99,900	92,393
Customers’ liabilities for acceptances	17	13,796	14,324	13,796	14,324
Due from controlled entities		—	—	6,495	5,031
Life insurance investment assets		—	4,774	—	—
Regulatory deposits	18	178	133	138	98
Shares in controlled entities, associates and joint venture entities	19	1,692	64	6,256	6,101
Deferred tax assets	20	1,218	1,200	835	866
Goodwill	21	180	137	94	87
Other assets	22	11,810	18,906	9,603	16,774
Premises and equipment	23	1,464	1,361	866	731
Total assets		183,105	185,493	154,438	153,458
Liabilities
Due to other financial institutions	24	10,860	12,690	10,372	11,961
Deposits and other borrowings	25	113,297	104,874	85,258	76,552
Liability for acceptances		13,796	14,324	13,796	14,324
Due to controlled entities		—	—	3,895	5,052
Income tax liabilities	26	1,340	1,335	921	899
Payables and other liabilities	27	12,450	15,948	10,703	13,874
Provisions	28	1,744	2,142	1,611	1,981
Life insurance policy liabilities		—	4,458	—	—
Bonds and notes	29	14,708	15,340	14,536	15,175
Loan capital	30	3,445	3,831	3,186	3,576
Total liabilities		171,640	174,942	144,278	143,394
Net assets		11,465	10,551	10,160	10,064
Shareholders’ equity
Ordinary share capital	31	3,939	3,733	3,939	3,733
Preference share capital	31	1,375	1,526	1,375	1,526
Reserves		534	717	875	1,089
Retained profits		5,600	4,562	3,971	3,716
Share capital and reserves attributable to shareholders of the Company		11,448	10,538	10,160	10,064
Outside equity interests	32	17	13	—	—
Total shareholders’ equity		11,465	10,551	10,160	10,064
Derivative financial instruments	39
Commitments	47
Contingent liabilities and credit related commitments	48

The notes appearing on pages 6 to 76 form an integral part of these financial statements

(1)  Includes bills held in portfolio (September 2002: $1,453 million; September 2001: $1,933 million)

Statements of Changes in Shareholders’ Equity for the year ended 30 September 2002

		Consolidated			The Company
	Note	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Share capital

Ordinary shares
Balance at start of year		3,733	4,028	4,770	3,733	4,028
Dividend reinvestment plan		94	86	236	94	86
Group employee share acquisition scheme		55	65	26	55	65
Group share option scheme		57	21	10	57	21
Group share purchase scheme		—	—	#	—	—
Small shareholder voluntary top up scheme		—	12	—	—	12
New Issues		—	16	—	—	16
Share buyback	31	—	(495)	(1,014)	—	(495)
Balance at end of year		3,939	3,733	4,028	3,939	3,733
Preference shares	31
Balance at start of year		1,526	1,374	1,145	1,526	1,374
Retranslation of preference share issues		(151)	152	229	(151)	152
Balance at end of year		1,375	1,526	1,374	1,375	1,526
Total share capital		5,314	5,259	5,402	5,314	5,259
Asset revaluation reserve(1)
Balance at start of year		31	31	—	401	401
Revaluation of properties		—	—	31	—	—
Total asset revaluation reserve		31	31	31	401	401
Foreign currency translation reserve(2)
Balance at start of year		215	18	(152)	633	438
Currency translation adjustments, net of hedges after tax		(98)	197	170	(214)	195
Total foreign currency translation reserve		117	215	18	419	633
General reserve(3)
Balance at start of year		322	588	539	55	55
Transfers (to) from retained profits		(85)	(266)	49	—	—
Total general reserve		237	322	588	55	55
Capital reserve(3)		149	149	149	—	—
Total reserves		534	717	786	875	1,089
Retained profits
Balance at start of year		4,562	3,607	2,952	3,716	3,168
Net profit attributable to shareholders of the Company		2,322	1,870	1,747	1,507	1,610
Total available for appropriation		6,884	5,477	4,699	5,223	4,778
Transfers from (to) reserves		85	266	(49)	—	—
Ordinary share dividends provided for or paid	8	(1,252)	(1,062)	(941)	(1,252)	(1,062)
Preference share dividends paid	8	(117)	(119)	(102)	—	—
Retained profits at end of year		5,600	4,562	3,607	3,971	3,716
Total shareholders’ equity attributable to shareholders of the Company		11,448	10,538	9,795	10,160	10,064

The notes appearing on pages 6 to 76 form an integral part of these financial statements

# Amounts less than $500,000

Nature and purpose of reserves

(1)          Asset revaluation reserve

Prior to 1 October 2000, the asset revaluation reserve was used to record certain increments and decrements on the revaluation of non-current assets. As the Group has elected to adopt deemed cost in accordance with AASB 1041, the balance of the reserve is not available for future non-current asset write downs while the Group remains on the deemed cost basis

(2)          Foreign currency translation reserve

Exchange differences arising on translation of foreign self-sustaining operations are taken to the foreign currency translation reserve, as described in accounting policy note 1

(3)          General reserve and Capital reserve

The balance of these reserves have resulted from prior period allocations of retained profits and maybe released to retained profits

Statements of Cash Flows for the year ended 30 September 2002

			Consolidated			The Company
	Note		2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Cash flows from operating activities
Interest received			10,148	11,054	9,916	6,723	7,683
Dividends received			3	75	192	67	565
Fees and other income received			2,919	2,783	2,460	2,689	2,230
Interest paid			(5,367)	(6,703)	(6,108)	(4,158)	(5,112)
Personnel expenses paid			(1,900)	(1,827)	(1,735)	(1,576)	(1,466)
Premises expenses paid			(268)	(253)	(283)	(249)	(245)
Other operating expenses paid			(1,893)	(1,775)	(1,199)	(913)	(769)
Income taxes paid			(853)	(823)	(754)	(574)	(667)
Goods and services tax (paid) received			(28)	(53)	4	(8)	(18)
Net (increase) in trading securities			(1,030)	(629)	(25)	(782)	(987)
Net cash provided by operating activities	43(a	)	1,731	1,849	2,468	1,219	1,214
Cash flows from investing activities
Net decrease (increase)
Liquid assets-greater than three months			(442)	983	(1,755)	(416)	(973)
Due from other financial institutions			554	909	(792)	557	263
Regulatory deposits			37	(27)	(90)	(47)	(20)
Loans and advances			(9,441)	(4,829)	(17,633)	(9,216)	(4,064)
Shares in controlled entities and associates			(1)	(36)	(50)	1,023	251
Investment securities
Purchases			(2,851)	(4,005)	(8,109)	(1,480)	(2,319)
Proceeds from sale or maturity			2,436	3,630	8,553	977	1,802
Controlled entities and associates
Purchased (net of cash acquired)	43(c	)	(1,050)	(36)	(43)	(893)	—
Proceeds from sale (net of cash disposed)			—	—	1,510	—	—
Premises and equipment
Purchases			(385)	(452)	(275)	(309)	(218)
Proceeds from sale			101	127	249	51	43
Recovery from NHB litigation			248	—	—	248	—
Other			201	(454)	(1,405)	50	794
Net cash (used in) investing activities			(10,593)	(4,190)	(19,840)	(9,455)	(4,441)
Cash flows from financing activities
Net (decrease) increase
Due to other financial institutions			(1,211)	(826)	3,111	(917)	(1,228)
Deposits and other borrowings			9,152	890	12,763	9,888	463
Due from/to controlled entities			—	—	—	(2,907)	1,159
Payables and other liabilities			362	581	(843)	875	225
Bonds and notes
Issue proceeds			4,538	7,542	5,555	4,538	7,542
Redemptions			(3,519)	(2,878)	(1,341)	(3,519)	(2,878)
Loan capital
Issue proceeds			759	—	152	500	—
Redemptions			(589)	(244)	(147)	(398)	(164)
Decrease in outside equity interests			1	(1)	(19)	—	—
Dividends paid			(1,178)	(1,028)	(749)	(1,061)	(909)
Share capital issues			112	114	36	112	114
Share buyback			—	(495)	(1,014)	—	(495)
Net cash provided by financing activities			8,427	3,655	17,504	7,111	3,829
Net cash provided by operating activities			1,731	1,849	2,468	1,219	1,214
Net cash (used in) investing activities			(10,593)	(4,190)	(19,840)	(9,455)	(4,441)
Net cash provided by financing activities			8,427	3,655	17,504	7,111	3,829
Net (decrease) increase in cash and cash equivalents			(435)	1,314	132	(1,125)	602
Cash and cash equivalents at beginning of year			9,071	6,462	6,634	6,747	4,724
Foreign currency translation on opening balances			(711)	1,295	(304)	(169)	1,421
Cash and cash equivalents at end of year	43(b	)	7,925	9,071	6,462	5,453	6,747

The notes appearing on pages 6 to 76 form an integral part of these financial statements

Notes to the Financial Statements

Our critical accounting policies are described on page 79.

1:        Accounting Policies

(i)                                     Basis of preparation

This general purpose financial report complies with the accounts provisions of the Banking Act, applicable Australian Accounting Standards, the accounts provisions of the Corporations Act 2001, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board. The accounting policies are consistent with those of the previous year.

Certain disclosures required by the United States Securities and Exchange Commission in respect of foreign registrants have also been included in this report.

The financial report has been prepared in accordance with the historical cost convention as modified by the revaluation of trading instruments, life insurance assets and liabilities and the deemed cost of properties. The preparation of the financial report requires the use of management estimates. Such estimates may require review in future periods.

The Company is a company of the kind referred to in Australian Securities and Investments Commission class order 98/100, dated 10 July 1998. Consequently, amounts in the financial report have been rounded to the nearest million dollars except where otherwise indicated.

All amounts are expressed in Australian dollars, unless otherwise stated. Where necessary, amounts shown for the previous year have been reclassified to facilitate comparison.

(ii)                                  Consolidation

The financial statements consolidate the financial statements of Australia and New Zealand Banking Group Limited (the Company) and its controlled entities.

Shares in controlled entities are stated at deemed cost in the statement of financial position.

Where controlled entities and associates have been sold or acquired during the year, their operating results have been included to the date of disposal or from the date of acquisition.

The Group adopts the equity method of accounting for associates and the Group’s interest in joint venture entities. Shares in associates and joint venture entities are stated in the consolidated statement of financial position at cost plus the Group’s share of post acquisition net assets. The Group’s share of results of associates and joint venture entities is included in the consolidated statement of financial performance.

The Group may invest in or establish special purpose companies, or vehicles, to enable it to undertake specific types of transactions. Where the Group controls such vehicles, they are consolidated into the Group financial results.

(iii)                               Goodwill

Goodwill, representing the excess of the purchase consideration over the fair value of the identifiable net assets of a controlled entity at the date of gaining control, is recognised as an asset and amortised on a straight line basis over the period during which the benefits are expected to arise, not exceeding 20 years.

The unamortised balance of goodwill and the period of amortisation are reviewed annually. Where the balance exceeds the value of expected future benefits, the difference is charged to the statement of financial performance.

(iv)                              Foreign currency

Assets and liabilities denominated in foreign currencies are translated into Australian dollars at the rates of exchange ruling at balance date.

Revenues and expenses of overseas branches and controlled entities are translated at average exchange rates for the year.

Net translation differences arising from the translation of overseas branches and controlled entities considered to be self-sustaining operations are included in the foreign currency translation reserve, after allowing for those positions hedged by foreign exchange contracts and related currency borrowings.

(v)                                 Fee income

Fee and commission income are brought to account on an accruals basis. Yield-related front-end application fees received are deferred and accrued to income as an adjustment of yield over the period of the loan. Non yield-related application and activation lending fees received are recognised as income no later than when the loan is disbursed or the commitment to lend expires. Fees received on an ongoing basis that represent the recoupment of the costs of providing service (for example, maintaining and administering existing facilities) are taken to income when the fees are receivable.

(vi)                              Net loans and advances

Net loans and advances include direct finance provided to customers such as bank overdrafts, credit cards, term loans, lease finance, hire purchase finance and commercial bills.

Overdrafts, credit cards and term loans are carried at principal balances outstanding. Interest on amounts outstanding is accounted for on an accruals basis.

Finance leases and hire purchase contracts are accounted for using the finance method whereby income is taken to account progressively over the life of the lease or the contract in proportion to the outstanding investment balance.

Customer financing through redeemable preference shares is included within net loans and advances. Dividends received on redeemable preference shares are taken to the statement of financial performance as part of interest income.

All loans are subject to regular scrutiny and graded according to the level of credit risk. Loans are classified as either productive or non-accrual. The Group has adopted the Australian Prudential Regulation Authority Impaired Assets Guidelines in assessing non-accrual loans. Non-accrual loans include loans where the accrual of interest and fees has ceased due to doubt as to full recovery, and loans that have been restructured with an effective yield below the Group’s average cost of funds at the date of restructuring. A specific provision is raised to cover the expected loss, where full recovery of principal is doubtful.

Restructured loans are loans with an effective yield above the Group’s cost of funds and below the yield applicable to a customer of equal credit standing.

Cash receipts on non-accrual loans are, in the absence of a contrary agreement with the customer, applied as income or fees in priority to being applied as a reduction in principal, except where the cash receipt relates to proceeds from the sale of security.

(vii)                           Bad and doubtful debts

Each month the Group recognises an expense for credit losses based on the expected long term loss ratio for each part of the loan portfolio.  The monthly charge is transferred to the General Provision which is maintained to cover losses inherent within the Group’s existing loan portfolio.

The method used by the Group for determining this monthly expense charge is referred to as ‘economic loss provisioning’ (ELP).  The Group uses ELP models to calculate the expected loss by considering:

•     the history of credit loss for each type and risk grade of lending; and

•     the size, composition and risk profile of the current loan portfolio.

The Group regularly reviews the assumptions used in the ELP models.  These reviews are conducted in recognition of the subjective nature of ELP methodology.  Methodologies are updated as improved analysis becomes available. In addition, the robustness of outcomes is reviewed considering the Group’s actual loss experience, and losses sustained by other banks operating in similar markets.

To the extent that credit losses are not consistent with previous loss patterns used to develop the assumptions within the ELP methodology, the existing General Provision may be determined to be either in excess of or insufficient to cover credit losses not yet specifically identified.  As a result of the reassessments, ELP charge levels may be periodically increased or decreased.

Specific provisions are maintained to cover identified doubtful debts. All known bad debts are written off in the year in which they are identified. The specific provision requirement (representing new and increased specific provisions less specific provision releases) is transferred from the general provision to the specific provision. Recoveries, representing excess transfers to the specific provision, are credited to the general provision.

Provisions for doubtful debts are deducted from loans and advances in the statement of financial position.

(viii)                        Acceptances

Commercial bills accepted but not held in portfolio are accounted for and disclosed as a liability with a corresponding contra asset.

The Group’s own acceptances discounted are held as part of either the trading securities portfolio or the loan portfolio, depending on whether, at the time of such discount, the intention was to hold the acceptances for resale or until maturity.

(ix)                                Trading securities

Securities held for trading purposes are recorded at market value. Unrealised gains and net losses on revaluation are taken to the statement of financial performance.

(x)                                   Investment securities

Investment securities are those which the Group intends and has the ability to hold until maturity. Such securities are recorded at cost or at cost adjusted for amortisation of premiums or discounts.

Premiums and discounts are capitalised and amortised from the date of purchase to maturity. Interest and dividend income is accrued.  Changes in market values of securities are not taken into account  unless there is considered to be a permanent diminution in value.

(xi)                                Repurchase agreements

Securities sold under repurchase agreements are retained in the financial statements and a counterparty liability is disclosed under the classifications of Due to other financial institutions or Deposits and other borrowings. The difference between the sale price and the repurchase price is amortised over the life of the repurchase agreement and charged to interest expense in the statement of financial performance.

Securities purchased under agreements to resell are recorded as Liquid assets, Net loans and advances, or Due from other financial institutions, depending on the term of the agreement and the counterparty.

(xii)                             Derivative financial instruments

Derivative financial instruments (derivatives) are contracts whose value is derived from one or more underlying financial instruments or indices. They include swaps, forward rate agreements, futures, options and combinations of these instruments.

Trading derivatives, comprising derivatives entered into for customer-related or proprietary reasons or for hedging the trading portfolio, are measured at fair value and all gains and losses are taken to the statement of financial performance. Fair value losses arising from trading derivatives are not offset against fair value gains unless a legal right of set-off exists.

Derivatives designated, and effective, as hedges of underlying non-trading exposures are accounted for on the same basis as the underlying exposures. To be designated as a hedge, the fair value of the hedge must move inversely with changes in the fair value of the underlying exposure.

Gains and losses resulting from the termination of a derivative that was designated as a hedge of non-trading exposures are deferred and amortised over the remaining period of the original term covered by the terminated instrument where the underlying exposure still exists. Where the underlying exposure no longer exists, the gains and losses are recognised in the statement of financial performance.

Gains and losses on derivatives related to hedging exposures arising from anticipated transactions are deferred and recognised in the financial statements when the anticipated transaction occurs.

These gains and losses are deferred only to the extent that there is an offsetting unrecognised (unrealised) gain or loss on the exposures being hedged. Deferred gains and losses are amortised over the expected term of the hedged exposure.

Gains and losses that arise prior to and upon the maturity of transactions entered into under hedge rollover strategies are deferred and included in the measurement of the hedged anticipated transaction if the transaction is still expected to occur. If the forecasted transaction is no longer expected to occur, the gains and losses are recognised immediately in the statement of financial performance.

(xiii)                          Premises and equipment

Premises and equipment (including computer equipment) are carried at cost less depreciation or amortisation.

Profit or loss on the disposal of premises and equipment is determined as the difference between the carrying amount of the assets at the time of disposal and the proceeds of disposal, and is included in the results of the Group in the year of disposal.

Assets other than freehold land are depreciated at rates based upon their expected useful lives to the Group, using the straight line method. The depreciation rates used for each class of asset are:

Buildings	1%
Building integrals	10%
Furniture & equipment	10%
Computer & office equipment	12.5% to 33%
Software	14% to 33%

Leasehold improvements are amortised on a straight line basis over the remaining period of each lease.

Costs incurred in acquiring and building software and computer systems are capitalised as fixed assets and expensed as depreciation over periods of between 3 and 5 years except for the branch front end applications where 7 years is used. Costs incurred in planning or evaluating software proposals, or in maintaining systems after implementation, are not capitalised.

The carrying values of all non-current assets have been assessed and are not in excess of their recoverable amounts. The expected net cash flows included in determining recoverable amounts of non-current assets are discounted to their present values using a market determined, risk adjusted discount rate. The discount rate used ranged from 9% to 15% depending on the nature of the assets.

(xiv)                         Income tax

The Group adopts the liability method of tax effect accounting whereby income tax expense is calculated based on accounting profit adjusted for permanent differences. Permanent differences are items of revenue and expense which are recognised in the statement of financial performance but are not part of taxable income or vice versa.

Future tax benefits and deferred tax liabilities relating to timing differences and tax losses are carried forward at tax rates applicable to future periods. These future tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future tax benefits relating to tax losses are only carried forward where realisation of the benefit is considered virtually certain.

Provision for Australian income taxis made where the earnings of overseas controlled entities are subjected to Australian tax under the attribution rules for the taxation of foreign sourced income.

Otherwise, no provision is made for overseas withholding tax or Australian income tax which may arise on repatriation of earnings from overseas controlled entities, where it is expected these earnings will be retained by those entities to finance their ongoing business.

(xv)                            Employee entitlements

The amounts expected to be paid in respect of employees entitlements to annual leave are accrued at current salary rates including on-costs. Liability for long service leave is accrued in respect of all applicable employees at the present value of future amounts expected to be paid.

(xvi)                         Superannuation commitments

Contributions, which are determined on an actuarial basis, to superannuation schemes are charged to personnel expenses in the statement of financial performance.

Any aggregate deficiencies arising from the actuarial valuations of the Group’s defined benefit schemes have been provided for in the financial statements.

The assets and liabilities of the schemes have not been consolidated as the Company does not have direct or indirect control of the schemes.

(xvii)                      Leasing

Leases entered into by the Group as lessee are predominantly operating leases, and the operating lease payments are included in the statement of financial performance in equal instalments over the lease term.

(xviii)                   Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as an other asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(xix)                           Life insurance

The Group’s life insurance business was conducted through ANZ Life Assurance Company Limited until 30 April 2002 and its results consolidated until that date.

Components of life insurance margin on services operating income disclosed are premium revenue and related revenue, investment revenue, claims expense and insurance policy liabilities expense (refer note 41).

Premiums with no due date are recognised as revenue on a cash received basis. Premiums with a regular due date are recognised as revenue on an accruals basis. Unpaid premiums are only recognised as revenue during the days of grace or where secured by the surrender value of the policy and are included as “Other Assets” in the balance sheet.

Claims under investment-linked business are recognised when the policy ceases to participate in the earnings of the fund. Claims on non investment-linked business are recognised when the liability to the policyowner under the policy contract has been established or upon notification of the insured event depending on the type of claim.

Policy liabilities and other liabilities are measured at net present value of estimated future cash flows. Changes in net present values are recognised in the statement of financial performance as revenue or expenses in the financial year in which they occur.

All assets are measured at net market values as at the reporting date. Changes in the net market are recognised in the statement of financial performance as revenue or expenses in the financial year in which they occur.

On 1 May 2002 the Group’s life insurance business was transferred to a joint venture entity, (see note 46) which is accounted for in accordance with the equity method of accounting. The joint venture adopts similar accounting policies to those described here.

(xx)                              Capitalised expenses

Expenses related to the acquisition of interest earning assets are initially recognised as part of the cost of acquiring the asset and written-off as an adjustment to its yield over its expected life.  For assets subject to prepayment, expected life is determined on the basis of the historical behaviour of the asset portfolio, taking into account prepayments.

Notes to the Financial Statements

2:  Income

	Consolidated			The Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Interest income
From other financial institutions	121	214	243	83	153
On regulatory deposits	1	1	5	1	1
On trading and investment securities	397	471	573	324	340
On loans and advances	8,245	9,122	8,930	5,733	6,613
Other	273	443	490	192	185
	9,037	10,251	10,241	6,333	7,292
From controlled entities	—	—	—	93	187
Total interest income	9,037	10,251	10,241	6,426	7,479
Other operating income
(i) Fee income
Lending	876	787	727	771	686
Other, commissions(1)	1,196	1,105	1,133	861	794
	2,072	1,892	1,860	1,632	1,480
From controlled entities	—	—	—	284	372
Total fee income	2,072	1,892	1,860	1,916	1,852
(ii) Other income
Significant transaction: Net profit before tax from sale of business to ING Australia joint venture	174	—	—	192	—
Foreign exchange earnings	365	348	342	264	279
Profit on sale of strategic investments	—	99	—	—	—
Hedge of TrUEPrs(2) Cash Flows	72	27	—	72	27
Life insurance margin on services operating income (refer note 41)	99	190	175	—	—
Profit on trading instruments	59	63	87	44	40
Profit on sale of premises(3)	5	3	13	2	3
Rental income	4	5	7	3	4
Share of associates: profit from ING joint venture	2	—	—	—	—
Share of associates profit (net of writeoffs)	29	(25)	3	—	—
Dividend income from strategic investments	—	21	19	—	—
Write down of equity investments	—	(84)	—	—	(41)
Other	89	34	77	142	497
Total other income	898	681	723	719	809
Total other operating income(4)	2,970	2,573	2,583	2,635	2,661
Items reported as abnormal in prior periods (refer note 6)	—	—	1,207	—	—
Total income(5)	12,007	12,824	14,031	9,061	10,140

(1)               Includes commissions from funds management business (up to 30 April 2002)

(2)               Preference shares are issued via the TrUEPrs structure. This income is earnt on a fixed receive/floating pay swap of the fixed dividend commitments

(3)               Gross proceeds on sale of premises is $42 million (2001: $98 million, 2000: $164 million)

(4)               The Company’s ‘other income’ include dividends received from controlled entities of $65 million (2001: $516 million)

(5)               Includes external dividend income of $3 million (2001: $75 million, 2000: $192 million) for the Group and $2 million (2001: $47 million) for the Company

3:  Expenses

	Consolidated			The Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Interest expense
To other financial institutions	246	590	577	225	568
On deposits	3,019	3,597	4,082	2,371	2,860
On borrowing corporations’ debt	404	454	409	—	—
On commercial paper	251	584	486	46	211
On loan capital, bonds and notes	801	797	596	793	768
Other	298	396	290	210	224
	5,019	6,418	6,440	3,645	4,631
To controlled entities	—	—	—	168	197
Total interest expense	5,019	6,418	6,440	3,813	4,828
Operating expenses
(i) Personnel
Employee taxes
Payroll	66	60	68	62	57
Fringe benefits tax	31	40	33	26	32
Pension fund	103	93	99	88	79
Provision for employee entitlements	32	31	33	29	30
Salaries and wages	1,134	1,124	1,201	892	893
Other	348	327	324	293	280
Total personnel expenses	1,714	1,675	1,758	1,390	1,371
(ii) Premises
Amortisation of leasehold improvements	14	15	13	8	8
Depreciation of buildings and integrals	17	18	23	2	3
Rent	161	152	145	131	129
Utilities and other outgoings	92	89	101	70	70
Other	15	11	12	11	10
	299	285	294	222	220
To controlled entities	—	—	—	37	34
Total premises expenses	299	285	294	259	254
(iii) Computer
Computer contractors	34	44	34	29	50
Data communication	62	49	41	44	37
Depreciation and amortisation	140	108	96	112	62
Rentals and repairs	59	61	71	49	51
Other	129	102	101	99	87
Total computer expenses	424	364	343	333	287
(iv) Other
Advertising and public relations	98	106	103	71	76
Amortisation of goodwill(2)	20	17	12	8	8
Audit fees (refer note 5)	3	3	3	2	2
Depreciation of furniture and equipment	35	42	42	28	31
Freight and cartage	36	32	28	30	27
Loss on sale of equipment	2	5	6	1	1
Non-lending losses, frauds and forgeries	51	45	55	36	30
Postage	47	42	45	36	32
Professional fees	97	114	136	79	91
Stationery	50	52	63	35	33
Telephone	53	70	79	38	49
Travel	77	79	83	57	58
Other	84	75	157	171	218
Total other expenses	653	682	812	592	656
(v) Restructuring(1)	63	86	107	62	73
Total operating expenses	3,153	3,092	3,314	2,636	2,641
Significant transaction: recovery from NHB litigation	(248)	—	—	(248)	—
Total operating expenses including recovery from NHB litigation	2,905	3,092	3,314	2,388	2,641
Items reported as abnormal in prior periods (refer note 6)	—	—	986	—	—
Total expenses	7,924	9,510	10,740	6,201	7,469

(1)               In addition, for 2000, restructuring costs of $361 million (Company $276 million) have been treated as abnormal

(2)               In addition, there is a notional goodwill amortisation charge (2002: $18 million; 2001: nil) included in the calculation of the share of associates income from the ING Australia joint venture

4:  Equity Instruments Issued to Employees

Under existing Australian Accounting Standards, equity instruments issued to employees are not required to be expensed. The impact of expensing options(1), and shares issued under the $1,000 employee share plan, have been calculated and are disclosed below.

Consolidated 2002 $m
Net profit attributable to shareholders of the Company	2,322
Expenses attributable to:
Options issued to Management Board(1)	(7)
Options issued to general management(1)	(19)
Shares issued under $1,000 employee share plan	(18)
Revised net profit attributable to shareholders of the Company	2,278

Revised earnings per share basic (cents)	144.4

(1)               Based on fair values estimated at grant date using a modified Black Scholes model. Value of options amortised over vesting period

5:  Remuneration of Auditors

	Consolidated			The Company
	2002 $’000	2001 $’000	2000 $’000	2002 $’000	2001 $’000
KPMG Australia
Auditor review of financial reports of the Company or any entity in the Group	2,065	2,296	2,386	1,586	1,465
Other audit-related services(1),(2)	2,793	1,753	1,707	2,685	308
Other assurance services(3)	8,188	2,811	1,745	7,453	2,811
	13,046	6,860	5,838	11,724	4,584
Consulting(4)	—	10,867	9,578	—	10,867
Taxation	1,278	1,681	4,791	1,256	1,681
	1,278	12,548	14,369	1,256	12,548
Total remuneration	14,324	19,408	20,207	12,980	17,132
Overseas Related practices of KPMG Australia
Auditor review of financial reports of Group entities	1,305	1,024	763	271	343
Other audit-related services(1),(2)	1,611	1,755	1,319	861	1,045
Other assurance services(3)	316	937	97	101	167
	3,232	3,716	2,179	1,233	1,555
Consulting(4)	—	—	1,813	—	—
Taxation	200	452	109	111	283
	200	452	1,922	111	283
Total remuneration	3,432	4,168	4,101	1,344	1,838
Other auditors
Auditor review of financial reports of Group entities	n/a	n/a	12	n/a	n/a
Other services	n/a	n/a	19	n/a	n/a
Total remuneration	n/a	n/a	31	n/a	n/a
Total remuneration of auditors	17,756	23,576	24,339	14,324	18,970

By virtue of an Australian Securities and Investments Commission class order dated 30 September 1998, the auditors of Australia and New Zealand Banking Group Limited and its related bodies corporate, KPMG, have been exempted from compliance with the requirements of Section 324 of the Corporations Act 2001. The class order exemption applies in that partners and associates of KPMG not engaged on the audit of Australia and New Zealand Banking Group Limited and its related bodies corporate maybe indebted to the Company, provided that such indebtedness arose upon ordinary commercial terms and conditions.

It is Group policy that KPMG Australia or any of its related practices may provide assurance and other audit-related services that, while outside the scope of the statutory audit, are consistent with the role of auditor.  These include regulatory and prudential reviews requested by the Company’s regulators such as the Australian Prudential Regulation Authority.  KPMG Australia or any of its related practices may not provide services that are perceived to be materially in conflict with the role of auditor.  These include consulting advice and subcontracting of operational activities normally undertaken by management, and engagements where the auditor may ultimately be required to express an opinion on its own work.  However, non-audit services that are not perceived to be materially in conflict with the role of auditor maybe provided by KPMG Australia or any of its related practices subject to the approval of the ANZ Audit Committee.

(1)               Includes completion accounts review

(2)               Includes services for the auditor review of financial information other than financial reports including prudential supervision reviews for central banks, prospectus reviews, trust audits and other audits required for local statutory purposes

(3)               Includes due diligence services principally related to ING joint venture. Under the policy adopted by ANZ in April 2002, due diligence services are no longer provided by the external auditor, unless specifically approved by the Board

(4)               KPMG sold its consulting business effective 1 September 2001

6:  Items Reported as Abnormal in Prior Periods

	Consolidated			The Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Profit before tax
Revaluation of properties	—	—	30	—	—
Gain on sale of investment in Colonial	—	—	33	—	—
Income from sale of Grindlays and associated businesses	—	—	1,225	—	—
(Loss) before tax
Provisions raised on sale of Grindlays and associated businesses	—	—	(575)	—	—
Restructuring provision	—	—	(361)	—	—
Provision for litigation	—	—	(50)	—	—
Write down of investment in Panin	—	—	(81)	—	—
Total prior period abnormal profit (loss) before tax	—	—	221	—	—
Income tax (expense) benefit applicable to
Restatement of deferred tax balances	—	—	(64)	—	—
Sale of Grindlays and associated businesses and provisions raised	—	—	(246)	—	—
Restructuring provision	—	—	116	—	—
Provision for litigation	—	—	17	—	—
Total prior period abnormal tax (expense)	—	—	(177)	—	—
Total prior period abnormal profit after tax	—	—	44	—	—

7:  Income Tax Expense

Reconciliation of the prima facie income tax payable on profit with the income tax expense charged in the statement of financial performance
Profit before income tax	3,223	2,783	2,789	2,150	2,257
Prima facie income tax at 30% (2001: 34%; 2000: 36%)	967	946	1,004	645	767
Tax effect of permanent differences
Overseas tax rate differential	24	2	10	15	12
Other non-assessable income	(39)	(36)	(9)	(1)	(1)
Rebateable and non-assessable dividends	(11)	(32)	(70)	(20)	(191)
Application of available capital losses	—	—	(10)	—	—
Life insurance accounting	7	18	17	—	—
Revaluation of properties	—	—	(11)	—	—
Sale of Grindlays and associated business (net permanent difference)	—	—	12	—	—
Impact of corporate tax rate change	—	—	64	—	—
Write down of investments	—	27	29	—	12
Restructuring provision (composite tax rate)	—	—	15	—	—
Gain on sale of strategic investment	—	—	(12)	—	—
NHB settlement tax rate differential	15	—	—	15	—
Sale of business to ING Australia joint venture	(48)	—	—	(55)	—
Other	(19)	(18)	12	41	32
	896	907	1,051	640	631
Income tax under/(over) provided in prior years	2	4	(11)	3	16
Total income tax expense	898	911	1,040	643	647
Australia	683	716	782	578	591
Overseas	215	195	258	65	56
	898	911	1,040	643	647

8:  Dividends

	Consolidated			The Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Ordinary dividends
Interim dividend	583	491	445	583	491
Proposed final dividend	692	595	528	692	595
Bonus option plan adjustment	(23)	(24)	(32)	(23)	(24)
Dividends on ordinary shares	1,252	1,062	941	1,252	1,062

A final dividend of 46 cents, fully franked, is proposed to be paid on each fully paid ordinary share on 13 December 2002 (2001: final dividend of 40 cents, paid 14 December 2001, fully franked; 2000: final dividend of 35 cents, paid 15 December 2000, fully franked). The 2002 interim dividend of 39 cents, paid 1 July 2002, was fully franked, (2001: interim dividend of 33 cents, paid 2 July 2001, fully franked; 2000: interim dividend of 29 cents, paid 3 July 2000, fully franked).

The tax rate applicable to the franking credits attached to the interim dividend and to be attached to the proposed final dividend is 30% (2001: 30%, 2000: 34%).

	Consolidated			The Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Dividends on preference shares	117	119	102	—	—

The Company has issued 124,032,000 preference shares, raising USD 775 million via Trust Securities issues. The Trust Securities carry an entitlement to a distribution of 8% (USD 400 million) or 8.08% (USD 375 million). The amounts are payable quarterly in arrears.  Payment dates are the fifteenth days of January, April, July and October in each year.

Dividend Franking Account

The amount of franking credits available to the Company for the subsequent financial year is nil (2001 and 2000: nil), after adjusting for franking credits that will arise from the payment of tax on Australian profits for the 2002 financial year, less franking credits which will be utilised in franking the proposed final dividend and franking credits that may not be accessible by the Company at present.

From 1 July 2002 the franking credits available have been measured in accordance with the New Business Tax System (Imputation) Act 2002 as the amount of income tax paid rather than being based on after-tax profits as in previous periods.

This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit balances.

Restrictions which Limit the Payment of Dividends

There are presently no significant restrictions on the payment of dividends from controlled entities to the Company.  Various capital adequacy, liquidity, statutory reserve and other prudential requirements must be observed by certain controlled entities and the impact on these requirements caused by the payment of cash dividends is monitored.  In practice however, there are significant tax considerations associated with the receipt of dividends from controlled entities by a company. Payment of dividends from domestic controlled entities constitutes assessable income to a recipient Australian company. Where the dividend is received from a company within the wholly-owned group or, if the payer company is not wholly-owned, (up to 30 June 2002) to the extent that the dividend is franked, the recipient company is generally entitled to a rebate of tax otherwise payable on the assessable dividend. With effect from 1 July 2002, for franked dividends received from non wholly-owned companies a gross up and offset mechanism applies. Should the recipient company’s total assessable income be less than the rebateable/grossed up dividend income, or it be in a tax loss position, the rebate/offset will reduce or be eliminated. The Group therefore acts to preserve the availability of rebates/offsets by avoiding the payment of rebateable/grossed up dividends by domestic controlled entities in this situation.

Payments of dividends from overseas controlled entities may attract with holding taxes which have not been provided for in these financial statements.

There are presently no restrictions on payment of dividends by the Company. Reductions of shareholders’ equity through payment of cash dividends is monitored having regard to the regulatory requirements to maintain a specified capital adequacy ratio.  In particular, the Australian Prudential Regulation Authority has advised Australian banks that a bank under its supervision must consult with it before declaring a dividend if the bank has incurred a loss, or proposes to pay dividends which exceed the level of profits earned.

Dividend Reinvestment Plan

During the year, 2,533,819 ordinary shares were issued at $18.33 per share, and 2,484,694 ordinary shares at $19.24 per share, under the Dividend Reinvestment Plan.

Bonus Option Plan

Dividends paid during the year have been reduced by way of certain shareholders participating in the Bonus Option Plan and forgoing all or part of their right to dividends in return for the receipt of bonus shares.

During the year, 679,408 ordinary shares were issued at $18.33 per share, and 672,437 ordinary shares at $19.24 per share, under the Bonus Option Plan.

	Declared dividend $m	Bonus options exercised $m	Amount paid $m
Final dividend 2001	595	(12)	583
Interim dividend 2002	583	(12)	571
	1,178	(24)	1,154

9:  Earnings per Ordinary Share

	Consolidated
	2002 $m	2001 $m	2000 $m
Basic earnings per share (cents)	147.3	117.4	106.8

Earnings reconciliation
Net profit	2,325	1,872	1,749
Less: net profit attributable to outside equity interests	3	2	2
Less: preference share dividend paid	117	119	102
Earnings used in calculating basic earnings per share	2,205	1,751	1,645

Weighted average number of ordinary shares (millions)
Used in calculating basic earnings per share	1,496.9	1,492.1	1,540.3

Diluted earnings per share (cents)	146.6	117.0	106.0

Earnings reconciliation
Net profit	2,325	1,872	1,749
Less: net profit attributable to outside equity interests	3	2	2
Less: preference share dividend paid	117	119	102
Earnings used in calculating diluted earnings per share	2,205	1,751	1,645

Weighted average number of ordinary shares (millions)
Used in calculating basic earnings per share	1,496.9	1,492.1	1,540.3
Add: potential conversion of options to ordinary shares	7.6	4.2	12.1
Used in calculating diluted earnings per share	1,504.5	1,496.3	1,552.4

The weighted average number of converted and lapsed options, weighted with reference to the date of conversion or lapse, and included in the calculation of diluted earnings per share is 1.2 million.

10:  Liquid Assets

	Consolidated		The Company
	2002 $m	2001 $m	2002 $m	2001 $m
Australia
Coins, notes and cash at bankers	924	571	894	495
Money at call	112	191	101	86
Securities purchased under agreement to resell less than 90 days	524	753	522	752
Bills receivable and remittances in transit	1,179	269	1,179	269
	2,739	1,784	2,696	1,602
Overseas
Coins, notes and cash at bankers	293	231	109	82
Money at call	548	483	1	1
Other banks’ certificates of deposit	2,725	3,934	2,418	3,637
Securities purchased under agreement to resell less than 90 days	12	326	—	—
Bills receivable and remittances in transit	1,093	1,036	770	659
	4,671	6,010	3,298	4,379
Total liquid assets	7,410	7,794	5,994	5,981
Maturity analysis based on original term to maturity at 30 September
Less than 90 days	4,821	5,504	3,432	3,692
More than (and including) 90 days	2,589	2,290	2,562	2,289
Total liquid assets	7,410	7,794	5,994	5,981

11:  Due from Other Financial Institutions

	Consolidated		The Company
	2002 $m	2001 $m	2002 $m	2001 $m
Australia	706	951	695	946
Overseas	3,109	3,878	1,954	3,288
Total due from other financial institutions	3,815	4,829	2,649	4,234
Maturity analysis based on remaining term to maturity at 30 September
Overdraft	275	794	272	792
Less than 3 months	2,805	3,070	1,657	2,561
Between 3 months and 12 months	597	816	586	794
Between 1 year and 5 years	118	121	116	65
After 5 years	20	28	18	22
Total due from other financial institutions	3,815	4,829	2,649	4,234

12:  Trading Securities

Trading securities are allocated between Australia and Overseas based on the domicile of the issuer
Listed – Australia
Commonwealth securities	149	58	149	58
Local and semi-government securities	1,692	805	1,692	805
	1,841	863	1,841	863
Listed – Overseas
Equity securities	289	—	—	—
Other non-government securities	—	6	—	—
	289	6	—	—
Total listed	2,130	869	1,841	863
Unlisted – Australia
Other government securities	828	761	828	761
ANZ accepted bills	1,453	1,933	1,453	1,933
Other securities and equity securities	1,096	875	1,096	875
	3,377	3,569	3,377	3,569
Unlisted – Overseas
Other government securities	300	198	1	6
Other securities and equity securities	66	191	—	—
	366	389	1	6
Total unlisted	3,743	3,958	3,378	3,575
Total trading securities	5,873	4,827	5,219	4,438

13:  Investment Securities

	Consolidated		The Company
	2002 $m	2001 $m	2002 $m	2001 $m
Investment securities are allocated between Australia and Overseas based on the domicile of the issuer
Listed – Australia
Other securities and equity investments	23	15	18	13
	23	15	18	13
Listed – Overseas
Other government securities	63	167	63	167
Other securities and equity investments	—	96	—	43
	63	263	63	210
Total listed	86	278	81	223
Unlisted – Australia
Commonwealth government securities	—	—	—	—
Local and semi-government securities	756	917	756	903
Other securities and equity investments	252	60	252	46
	1,008	977	1,008	949
Unlisted – Overseas
New Zealand government securities	488	425	—	—
US government securities	1,322	1,025	1,322	1,025
Other government securities	169	334	149	189
Other securities and equity investments	536	448	33	14
	2,515	2,232	1,504	1,228
Total unlisted	3,523	3,209	2,512	2,177
Total investment securities	3,609	3,487	2,593	2,400
Market value information
Listed – Australia
Other securities and equity investments	20	15	15	13
	20	15	15	13
Listed – Overseas
Other government securities	63	168	63	168
Other securities and equity investments	—	96	—	43
	63	264	63	211
Total market value of listed investment securities	83	279	78	224
Unlisted – Australia
Commonwealth government securities	—	—	—	—
Local and semi-government securities	756	917	756	903
Other securities and equity investments	252	60	252	46
	1,008	977	1,008	949
Unlisted – Overseas
New Zealand government securities	488	426	—	—
US government securities	1,322	1,025	1,322	1,025
Other government securities	169	334	149	189
Other securities and equity investments	541	448	28	14
	2,520	2,233	1,499	1,228
Total market value of unlisted investment securities	3,528	3,210	2,507	2,177
Total market value of investment securities	3,611	3,489	2,585	2,401

Investment Securities by Maturities and Yields

Based on remaining term to maturity at 30 September 2002

At book value	Less than 3 months $m	Between 3 months and 12 months $m	Between 1 year and 5 years $m	Between 5 years and 10 years $m	After 10 years $m	No maturity specified $m	Total $m	Market Value $m
Australia
Commonwealth securities	—	—	—	—	—	—	—	—
Local and semi-government securities	644	50	62	—	—	—	756	756
Other securities and equity investments	85	—	135	—	—	55	275	275
	729	50	197	—	—	55	1,031	1,031
Overseas
New Zealand government securities	164	324	—	—	—	—	488	488
US government securities	100	—	1,222	—	—	—	1,322	1,322
Other government securities	126	68	38	—	—	—	232	232
Other securities and equity investments	93	21	414	1	—	7	536	538
	483	413	1,674	1	—	7	2,578	2,580
Total book value	1,212	463	1,871	1	—	62	3,609	n/a
Total market value	1,212	464	1,872	1	—	62	n/a	3,611

	Less than 1 year %	Between 1 year and 5 years %	Between 5 years and 10 years %	After 10 years %
Weighted average yields(1)
Australia
Commonwealth securities	—	—	—	—
Local and semi-government securities	5.03	6.34	—	—
Other securities and equity investments	5.22	5.05	—	—
Overseas
New Zealand government securities	5.89	—	—	—
US government securities	2.19	3.88	—	—
Other government securities	3.54	3.69	—	—
Other securities and equity investments	3.96	2.11	8.00	—

(1)     Based on effective yields for fixed interest and discounted securities and dividend yield for equity investments at 30 September 2002

Investment Securities by Maturities and Yields

Based on remaining term to maturity at 30 September 2001

At book value	Less than 3 months $m	Between 3 months and 12 months $m	Between 1 year and 5 years $m	Between 5 years and 10 years $m	After 10 years $m	No maturity specified $m	Total $m	Market Value $m

Australia
Commonwealth securities	—	—	—	—	—	—	—	—
Local and semi-government securities	814	1	100	2	—	—	917	917
Other securities and equity investments	—	—	30	—	—	45	75	75
	814	1	130	2	—	45	992	992
Overseas
New Zealand government securities	275	150	—	—	—	—	425	426
US government securities	—	—	1,025	—	—	—	1,025	1,025
Other government securities	354	119	28	—	—	—	501	502
Other securities and equity investments	24	48	267	185	—	20	544	544
	653	317	1,320	185	—	20	2,495	2,497
Total book value	1,467	318	1,450	187	—	65	3,487	n/a
Total market value	1,467	319	1,451	187	—	65	n/a	3,489

	Less than 1 year %	Between 1 year and 5 years %	Between 5 years and 10 years %	After 10 years %
Weighted average yields(1)
Australia
Commonwealth securities	—	—	—	—
Local and semi-government securities	5.60	6.57	6.35	—
Other securities and equity investments	—	0.85	—	—
Overseas
New Zealand government securities	5.52	—	—	—
US government securities	—	6.30	—	—
Other government securities	7.28	8.21	—	—
Other securities and equity investments	7.36	4.03	3.84	—

(1)     Based on effective yields for fixed interest and discounted securities and dividend yield for equity investments at 30 September 2001

14: Net Loans and Advances

Loans and advances are classified between Australia, New Zealand and Overseas markets based on the domicile of the lending point.

	Consolidated		The Company
	2002 $m	2001 $m	2002 $m	2001 $m
Australia
Overdrafts	3,151	2,430	3,151	2,430
Credit card outstandings	3,888	3,352	3,888	3,352
Term loans – housing	52,381	43,969	52,381	43,969
Term loans – non-housing	31,420	31,381	28,688	28,685
Lease finance (refer below)	2,503	2,524	878	767
Hire purchase	8,203	8,075	332	302
Other	992	724	973	724
	102,538	92,455	90,291	80,229
New Zealand
Overdrafts	619	707	—	—
Credit card outstandings	462	409	—	—
Term loans – housing	9,796	9,394	—	—
Term loans – non-housing	6,460	6,154	—	—
Lease finance (refer below)	375	294	—	—
Hire purchase	477	445	—	—
Other	908	902	—	—
	19,097	18,305	—	—
Overseas markets
Overdrafts	860	579	722	426
Credit card outstandings	108	70	26	20
Term loans – housing	323	320	239	251
Term loans – non-housing	11,938	14,291	9,983	12,737
Lease finance (refer below)	469	642	449	382
Commercial bills	7	28	7	28
Other	9	—	3	—
	13,714	15,930	11,429	13,844
Total gross loans and advances	135,349	126,690	101,720	94,073
Provisions for doubtful debts (refer note 16)	(2,081)	(1,886)	(1,819)	(1,680)
Income yet to mature	(1,208)	(1,147)	(1)	—
	(3,289)	(3,033)	(1,820)	(1,680)
Total net loans and advances	132,060	123,657	99,900	92,393
Lease finance consists of gross lease receivables
Current	741	463	103	135
Non-current	2,606	2,997	1,224	1,014
	3,347	3,460	1,327	1,149

Maturity Distribution and Concentrations of Credit Risk

Based on remaining term to maturity at 30 September 2002

	Overdraft(1) $m	Less than 3 months $m	Between 3 months and 12 months $m	Between 1 year and 5 years $m	After 5 years $m	Total $m
Australia
Agriculture, forestry, fishing and mining	398	891	433	575	1,139	3,436
Business service	278	215	396	481	750	2,120
Entertainment, leisure and tourism	98	175	442	893	857	2,465
Financial, investment and insurance	1,467	67	818	2,016	235	4,603
Government and official institutions	3	—	3	22	39	67
Lease finance	—	93	319	1,570	521	2,503
Manufacturing	381	1,483	710	1,011	718	4,303
Personal(2)	3,131	4,208	270	6,723	561	14,893
Real estate – construction	235	29	91	347	450	1,152
Real estate – mortgage(3)	116	969	1,407	9,130	45,427	57,049
Retail and wholesale trade	756	1,748	915	752	1,786	5,957
Other	178	1,443	635	723	1,011	3,990
New Zealand
Agriculture, forestry, fishing and mining	54	124	91	269	436	974
Business service	15	40	31	109	64	259
Entertainment, leisure and tourism	26	20	17	342	59	464
Financial, investment and insurance	59	69	46	863	5	1,042
Government and official institutions	7	11	6	60	37	121
Lease finance	22	62	57	102	132	375
Manufacturing	91	134	450	688	252	1,615
Personal(2)	41	173	137	296	74	721
Real estate – construction	13	55	39	77	52	236
Real estate – mortgage(3)	619	297	275	1,050	8,704	10,945
Retail and wholesale trade	54	57	108	547	184	950
Other	79	205	160	786	166	1,396
Overseas Markets
Agriculture, forestry, fishing and mining	18	135	141	714	544	1,552
Business service	11	10	29	121	5	176
Entertainment, leisure and tourism	5	10	6	75	26	122
Financial, investment and insurance	7	26	56	223	207	519
Government and official institutions	18	—	12	52	9	91
Lease finance	—	188	—	188	93	469
Manufacturing	211	549	711	910	705	3,086
Personal(2)	14	84	50	400	579	1,127
Real estate – construction	18	102	27	123	45	315
Real estate – mortgage(3)	41	7	341	360	262	1,011
Retail and wholesale trade	295	166	24	200	13	698
Other	329	439	433	1,778	1,568	4,547
Gross loans and advances	9,088	14,284	9,686	34,576	67,715	135,349
Specific provision for doubtful debts	(585)	—	—	—	—	(585)
Income yet to mature	—	(286)	(272)	(642)	(8)	(1,208)
	(585)	(286)	(272)	(642)	(8)	(1,793)
Loans and advances net of specific provision and income yet to mature	8,503	13,998	9,414	33,934	67,707	133,556
General provision	—	—	—	—	(1,496)	(1,496)
Net loans and advances	8,503	13,998	9,414	33,934	66,211	132,060
Interest rate sensitivity
Fixed interest rates(4)	938	8,519	6,434	21,481	15,552	52,925
Variable interest rates	8,150	5,765	3,252	13,095	52,163	82,424
	9,088	14,284	9,686	34,576	67,715	135,349

(1)               Overdraft includes credit cards and unsecured lending

(2)               Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(3)               Real estate mortgage includes residential and commercial property exposure.  Loans within this category are for the purchase of such properties and must be secured by property

(4)               Housing loans and other loans that are capped for an initial period are fixed interest rate loans and their maturities based on the principal repayments due over the term of the loan

Maturity Distribution and Concentrations of Credit Risk

Based on remaining term to maturity at 30 September 2001

	Overdraft(1) $m	Less than 3 months $m	Between 3 months and 12 months $m	Between 1 year and 5 years $m	After 5 years $m	Total $m
Australia
Agriculture, forestry, fishing and mining	345	1,007	649	565	934	3,500
Business service	251	190	328	600	675	2,044
Entertainment, leisure and tourism	96	218	617	542	820	2,293
Financial, investment and insurance	1,282	155	849	1,866	159	4,311
Government and official institutions	4	43	1	28	46	122
Lease finance	—	95	327	1,550	552	2,524
Manufacturing	424	1,164	802	1,025	619	4,034
Personal(2)	2,406	3,690	570	6,269	500	13,435
Real estate – construction	212	39	107	357	483	1,198
Real estate – mortgage(3)	116	1,354	1,321	8,038	38,298	49,127
Retail and wholesale trade	664	1,745	1,005	924	1,679	6,017
Other	157	1,208	931	739	815	3,850
New Zealand
Agriculture, forestry, fishing and mining	37	54	150	455	274	970
Business service	4	3	8	77	16	108
Entertainment, leisure and tourism	8	4	9	155	44	220
Financial, investment and insurance	45	9	379	287	444	1,164
Government and official institutions	4	2	5	83	16	110
Lease finance	11	4	15	35	229	294
Manufacturing	53	68	70	762	58	1,011
Personal(2)	42	79	252	565	144	1,082
Real estate – construction	9	23	49	120	40	241
Real estate – mortgage(3)	391	92	84	955	8,967	10,489
Retail and wholesale trade	45	387	78	506	143	1,159
Other	57	86	149	647	518	1,457
Overseas markets
Agriculture, forestry, fishing and mining	92	454	400	648	122	1,716
Business service	9	8	33	52	4	106
Entertainment, leisure and tourism	2	17	5	94	23	141
Financial, investment and insurance	494	170	84	93	271	1,112
Government and official institutions	28	11	61	45	117	262
Lease finance	—	—	11	462	169	642
Manufacturing	112	1,204	1,151	1,259	416	4,142
Personal(2)	21	137	108	201	255	722
Real estate – construction	10	188	36	436	10	680
Real estate – mortgage(3)	8	72	138	575	356	1,149
Retail and wholesale trade	150	479	62	149	22	862
Other	299	698	958	1,286	1,155	4,396
Gross loans and advances	7,888	15,157	11,802	32,450	59,393	126,690
Specific provision for doubtful debts	(500)	—	—	—	—	(500)
Income yet to mature	—	(276)	(287)	(575)	(9)	(1,147)
	(500)	(276)	(287)	(575)	(9)	(1,647)
Loans and advances net of specific provision and income yet to mature	7,388	14,881	11,515	31,875	59,384	125,043
General provision	—	—	—	—	(1,386)	(1,386)
Net loans and advances	7,388	14,881	11,515	31,875	57,998	123,657
Interest rate sensitivity
Fixed interest rates(4)	589	6,873	7,140	21,744	16,859	53,205
Variable interest rates	7,299	8,284	4,662	10,706	42,534	73,485
	7,888	15,157	11,802	32,450	59,393	126,690

(1)               Overdraft includes credit cards and unsecured lending

(2)               Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(3)               Real estate mortgage includes residential and commercial property exposure.  Loans within this category are for the purchase of such properties and must be secured by property

(4)               Housing loans and other loans that are capped for an initial period are fixed interest rate loans and their maturities based on the principal repayments due over the term of the loan

15: Impaired Assets

	Consolidated		The Company
	2002 $m	2001 $m	2002 $m	2001 $m
Summary of impaired assets
Non-accrual loans	1,203	1,260	1,006	961
Restructured loans	1	1	1	1
Unproductive facilities	54	41	52	39
Gross impaired assets	1,258	1,302	1,059	1,001
Specific provisions
Non-accrual loans	(575)	(490)	(500)	(388)
Unproductive facilities	(10)	(10)	(9)	(9)
Net impaired assets	673	802	550	604
Non-accrual loans
Non-accrual loans	1,203	1,260	1,006	961
Specific provisions	(575)	(490)	(500)	(388)
Total net non-accrual loans	628	770	506	573
Restructured loans
For these loans interest and fees are recognised as income on an accrual basis	1	1	1	1
Other real estate owned
In the event of customer default, any loan security is held as mortgagee in possession and therefore the Group does not hold any other real estate owned assets	—	—	—	—
Unproductive facilities
Unproductive facilities	54	41	52	39
Specific provisions	(10)	(10)	(9)	(9)
Net unproductive facilities	44	31	43	30
Accruing loans past due 90 days or more
These amounts, comprising loans less than $100,000 or fully secured, are not classified as impaired assets and therefore are not included within the above summary	216	351	153	265

Further analysis of impaired assets at 30 September 2002 and interest and/or other income received during the year under Australian Prudential Regulation Authority guidelines is as follows:

	Consolidated			The Company
	Gross balance outstanding $m	Specific provision $m	Interest and/or other income received $m	Gross balance outstanding $m	Specific provision $m	Interest and/or other income received $m
Non-accrual loans
Without provisions
Australia	78	—	4	75	—	4
New Zealand	7	—	1	—	—	—
Overseas markets	46	—	10	17	—	6
	131	—	15	92	—	10
With provisions and no, or partial performance(1)
Australia	436	204	5	362	178	5
New Zealand	30	20	2	—	—	—
Overseas markets	353	337	5	307	310	5
	819	561	12	669	488	10
With provisions and full performance(1)
Australia	9	4	1	6	4	1
New Zealand	—	—	—	—	—	—
Overseas markets	244	10	1	239	8	1
	253	14	2	245	12	2
Total non-accrual loans	1,203	575	29	1,006	500	22
Restructured loans	1	—	—	1	—	—
Unproductive facilities	54	10	—	52	9	—
Total	1,258	585	29	1,059	509	22

(1) A loan’s performance is assessed against its contractual repayment schedule

Interest and other income forgone on impaired assets

The following table shows the estimated amount of interest and other income that would have been recorded had interest and other income on non-accrual loans and unproductive facilities been accrued to income (or, in the case of restructured loans, had interest and other income been accrued at the original contract rate), and the amount of interest and other income received with respect to such loans.

	Consolidated		The Company
	2002 $m	2001 $m	2002 $m	2001 $m
Gross interest and other income receivable on non-accrual loans, restructured loans and unproductive facilities
Australia	50	47	42	37
New Zealand	3	12	—	—
Overseas markets	30	67	23	38
Total gross interest and other income receivable on non-accrual loans, restructured loans and unproductive facilities	83	126	65	75
Interest and other income received
Australia	(10)	(20)	(10)	(18)
New Zealand	(3)	(4)	—	—
Overseas markets	(16)	(14)	(12)	(10)
Total interest and other income received	(29)	(38)	(22)	(28)
Net interest and other income forgone
Australia	40	27	32	19
New Zealand	—	8	—	—
Overseas markets	14	53	11	28
Total net interest and other income forgone	54	88	43	47

16: Provisions for Doubtful Debts

	Consolidated			The Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
General provision
Balance at start of year	1,386	1,373	1,395	1,283	1,280
Adjustment for exchange rate fluctuations	(22)	2	(51)	(41)	2
Sale of Grindlays	—	—	(90)	—	—
Charge to statement of financial performance	610	531	502	460	414
Significant transactions: special charge to statement of financial performance(1)	250	—	—	250	—
Transfer to specific provision	(788)	(595)	(429)	(677)	(461)
Recoveries	60	75	46	35	48
Total general provision	1,496	1,386	1,373	1,310	1,283
Specific provision
Balance at start of year	500	709	907	397	507
Adjustment for exchange rate fluctuations	(6)	30	88	(6)	22
Sale of Grindlays	—	—	(176)	—	—
Bad debts written off	(697)	(834)	(539)	(559)	(593)
Transfer from general provision	788	595	429	677	461
Total specific provision	585	500	709	509	397
Total provisions for doubtful debts	2,081	1,886	2,082	1,819	1,680
Provision movement analysis
New and increased provisions
Australia	423	562	319	348	461
New Zealand	54	67	52	—	—
Asia	12	17	98	6	20
Other overseas markets	409	30	79	403	26
	898	676	548	757	507
Provision releases	(110)	(81)	(119)	(81)	(46)
	788	595	429	676	461
Recoveries of amounts previously written off	(60)	(75)	(46)	(35)	(48)
Net specific provision	728	520	383	641	413
Net credit to general provision	132	11	119	69	1
Charge to statement of financial performance	860	531	502	710	414
Ratios
Provisions(2) as a % of total advances(2)%		%	%	%	%
Specific	0.4	0.4	0.5	0.4	0.4
General	1.1	1.0	1.0	1.1	1.2
Provisions(2) as a % of risk weighted assets
Specific	0.4	0.4	0.5	0.5	0.4
General	1.1	1.0	1.1	1.3	1.2
Bad debts written off as a % of total advances(3)	0.5	0.6	0.4	0.5	0.5
Net specific provision as a % of total advances(3)	0.5	0.4	0.2	0.5	0.4

(1)               Following an assessment of the general provision balance in March 2002, a special provision for doubtful debts of $250 million ($175 million after tax) was charged to restore the provision balance to an appropriate level in the current environment of unexpected investment grade defaults

(2)               Excludes provisions for unproductive facilities

(3)               See definitions on page 89

17: Customers’ Liabilities for Acceptances

	Consolidated		The Company
	2002 $m	2001 $m	2002 $m	2001 $m
Australia
Agriculture, forestry, fishing and mining	645	823	645	823
Business service	464	574	464	574
Entertainment, leisure and tourism	474	1,017	474	1,017
Financial, investment and insurance	730	555	730	555
Manufacturing	2,921	3,204	2,921	3,204
Personal(1)	14	144	14	144
Real estate – construction	147	223	147	223
Real estate – mortgage(2)	5,012	4,225	5,012	4,225
Retail and wholesale trade	1,851	2,349	1,851	2,349
Other	1,426	999	1,426	999
	13,684	14,113	13,684	14,113
Overseas
Agriculture, forestry, fishing and mining	2	7	2	7
Business service	1	1	1	1
Financial, investment and insurance	51	137	51	137
Manufacturing	7	34	7	34
Retail and wholesale trade	18	12	18	12
Other	33	20	33	20
	112	211	112	211
Total customers’ liabilities for acceptances	13,796	14,324	13,796	14,324

(1)               Personal includes non-business acceptances to individuals

(2)               Real estate mortgage includes residential and commercial property exposure.  Acceptances within this category are for the purchase of such properties and must be secured by property

18: Regulatory Deposits

	Consolidated		The Company
	2002 $m	2001 $m	2002 $m	2001 $m
Overseas central banks	178	133	138	98

19: Shares in Controlled Entities, Associates and Joint Venture Entities

Refer notes 44 to 46 for details.

	Consolidated		The Company
	2002 $m	2001 $m	2002 $m	2001 $m
Total shares in controlled entities	—	—	6,238	6,088
Total shares in associates	99	64	18	13
Total shares in joint venture entity	1,593	—	—	—
Total shares in controlled entities, associates and joint venture entities	1,692	64	6,256	6,101

Acquisitions of controlled entities

There were no material controlled entities acquired during the year ended 30 September 2002 and 2001.

Disposals of controlled entities

On 30 April 2002, ANZ formed a joint venture with ING Australia Pty Ltd.  ANZ have a 49% equity interest in the joint venture and 49% of the voting rights.  ANZ sold a controlling interest in ANZ Life Assurance Company Limited, ANZ Managed Investments Limited, ANZ General Insurance Limited and Investment and Administration Services Limited to the joint venture representing net assets of $392 million (fair value of business $879 million) as well as paying $960 million in cash.  ING also contributed net assets of $1,091 million into the joint venture.

ANZ’s businesses were sold at fair value to the joint venture and a profit on sale of $170 million (after tax and transaction costs) was recognised.

Subsequent to 30 April 2002 ANZ accounts for its interest in the joint venture using the equity method of accounting.  The results of the joint venture have been included in the consolidated financial statements since the date of acquisition.

There were no material controlled entities disposed of during the year ended 30 September 2001.

20: Deferred Tax Assets

	Consolidated		The Company
	2002 $m	2001 $m	2002 $m	2001 $m
Future income tax assets comprises
General provision for doubtful debts	489	436	413	383
Other	729	764	422	483
Total income tax assets	1,218	1,200	835	866
Future income tax assets
Australia	883	920	644	714
Overseas	335	280	191	152
	1,218	1,200	835	866

Certain potential future income tax assets within the Group have not been recognised as assets because recovery cannot be regarded as virtually certain.  These potential benefits arise from tax losses and timing differences (benefits could amount to $6 million, 2001: $7 million), and from realised capital losses (benefits could amount to $2 million, 2001: nil).

These benefits will only be obtained if

(i)                  the relevant entities derive future assessable income of a nature and amount sufficient to enable the benefit of the taxation deductions to be realised;

(ii)               the relevant entities continue to comply with the conditions for deductibility imposed by law; and

(iii)            there are no changes in taxation legislation adversely affecting the benefit of the taxation deductions.

21: Goodwill

	Consolidated		The Company
	2002 $m	2001 $m	2002 $m	2001 $m
Goodwill – at cost	250	187	126	111
Accumulated amortisation	(70)	(50)	(32)	(24)
Total goodwill(1)	180	137	94	87

(1)     Excludes notional goodwill related to the ING joint venture of $865 million

22: Other Assets

Property held for resale
Cost of acquisition	25	18	—	—
Development expenses capitalised	—	20	—	—
	25	38	—	—
Provision for diminution in value	—	—	—	—
	25	38	—	—
Accrued interest/prepaid discounts	941	1,310	750	1,010
Accrued commission	133	118	93	70
Prepaid expenses	373	348	126	129
Treasury instruments revaluations	7,918	13,579	7,044	12,936
Security settlements	305	771	283	593
Operating leases residual value	437	410	—	—
Available for sale emerging markets portfolio	24	44	24	44
Other	1,654	2,288	1,283	1,992
Total other assets	11,810	18,906	9,603	16,774

23: Premises and Equipment

	Consolidated		The Company
	2002 $m	2001 $m	2002 $m	2001 $m
Freehold and leasehold land and buildings
At cost(1)	469	494	28	28
Provision for depreciation	(14)	(11)	(1)	(1)
	455	483	27	27
Leasehold improvements
At cost	154	145	99	96
Provision for amortisation	(110)	(102)	(69)	(68)
	44	43	30	28
Furniture and equipment
At cost	706	748	477	454
Provision for depreciation	(475)	(505)	(316)	(283)
	231	243	161	171
Computer and office equipment
At cost	717	768	536	582
Provision for depreciation	(434)	(508)	(301)	(367)
	283	260	235	215
Software
At cost	515	349	474	314
Provision for amortisation	(96)	(46)	(85)	(42)
	419	303	389	272
Capital works in progress
At cost	32	29	24	18
Total premises and equipment	1,464	1,361	866	731

(1)     In accordance with AASB 1041 this represents deemed cost

From 1 October 2000 as allowed by AASB 1041 ‘Revaluation of Non Current Assets’ the Group elected to revert to the cost basis for measuring the class of assets land and building.

All premises over a specific value are subject to external valuation at least once every three years by independent valuers.  Valuations are based on the estimated open market value and assume that the premises concerned continue to be used in their existing manner by the Group.

The independent valuation of the Group’s freehold land and buildings carried out as at 30 June 2002 by Jones Lang La Salle Advisory resulted in a valuation of $464 million (The Company: $32 million).  As land and buildings are recorded at cost, the valuation has not been brought to account.

24: Due to Other Financial Institutions

	Consolidated		The Company
	2002 $m	2001 $m	2002 $m	2001 $m
Australia	2,340	2,457	2,340	2,457
Overseas	8,520	10,233	8,032	9,504
Total due to other financial institutions	10,860	12,690	10,372	11,961
Maturity analysis based on remaining term to maturity at 30 September
At call	2,639	2,636	2,338	2,185
Less than 3 months	6,623	7,890	6,453	7,612
Between 3 months and 12 months	694	2,124	677	2,124
Between 1 year and 5 years	904	40	904	40
Total due to other financial institutions	10,860	12,690	10,372	11,961

25: Deposits and Other Borrowings

Deposits and other borrowings are classified between Australia and Overseas based on the location of the deposit taking point.

	Consolidated		The Company
	2002 $m	2001 $m	2002 $m	2001 $m
Australia
Certificates of deposit	5,340	2,714	5,340	2,714
Term deposits	18,864	15,963	19,240	16,341
Other deposits bearing interest	37,905	33,552	37,890	33,552
Deposits not bearing interest	3,539	3,818	3,539	3,818
Commercial paper	3,963	5,043	2,868	3,265
Borrowing corporations’ debt(1)	6,430	5,989	—	—
Securities sold under agreement to repurchase	10	30	10	30
Other borrowings	1,085	574	1,085	574
	77,136	67,683	69,972	60,294
Overseas
Certificates of deposit	6,333	5,062	4,075	3,472
Term deposits	18,395	19,032	9,870	11,580
Other deposits bearing interest	6,317	6,184	869	827
Deposits not bearing interest	1,710	1,470	472	348
Commercial paper	1,654	4,059	—	—
Borrowing corporations’ debt(1)	1,713	1,353	—	—
Other unsecured borrowings	39	31	—	31
	36,161	37,191	15,286	16,258
Total deposits and other borrowings	113,297	104,874	85,258	76,552
Maturity analysis based on remaining term to maturity at 30 September
At call	46,121	44,263	39,325	37,652
Less than 3 months	49,284	45,225	36,347	30,274
Between 3 months and 12 months	13,615	10,378	8,089	6,289
Between 1 year and 5 years	4,091	4,909	1,404	2,254
After 5 years	186	99	93	83
Total deposits and other borrowings	113,297	104,874	85,258	76,552

(1)               Included in this balance is debenture stock of controlled entities.  The debenture stock is secured by a trust deed and collateral debentures, giving floating charges upon the undertaking and all the assets of the entities involved other than land and buildings.  All subsidiaries of the controlled entities (except for some subsidiaries which have been placed or are expected to be placed in voluntary deregistration and have minimal book value) have guaranteed the payment of principal, interest and other monies in relation to all debenture stock and unsecured notes issued by the controlled entity.  No subsidiaries have given any charge over their respective assets in support of the above mentioned guarantees

26: Income Tax Liabilities

	Consolidated		The Company
	2002 $m	2001 $m	2002 $m	2001 $m
Australia
Provision for income tax	538	460	476	357
Provision for deferred income tax	593	615	315	414
	1,131	1,075	791	771
Overseas
Provision for income tax	37	49	32	65
Provision for deferred income tax	172	211	98	63
	209	260	130	128
Total income tax liabilities	1,340	1,335	921	899
Provision for deferred income tax comprises
Lease finance	111	209	43	31
Other	654	617	370	446
	765	826	413	477

27: Payables and Other Liabilities

	Consolidated		The Company
	2002 $m	2001 $m	2002 $m	2001 $m
Australia
Payables	2,174	1,515	2,137	1,349
Accrued interest and unearned discounts	721	865	611	738
Treasury instruments revaluations	4,142	7,598	4,134	7,586
Accrued charges	258	261	237	394
Security settlements	363	—	363	—
Other liabilities	128	444	128	259
	7,786	10,683	7,610	10,326
Overseas
Payables	124	190	10	11
Accrued interest and unearned discounts	333	561	171	343
Treasury instruments revaluations	3,344	3,202	2,197	2,461
Accrued charges	136	136	52	62
Security settlements	48	327	37	318
Other liabilities	679	849	626	353
	4,664	5,265	3,093	3,548
Total payables and other liabilities	12,450	15,948	10,703	13,874

28: Provisions

Employee entitlements	253	242	222	213
Dividends (refer note 8)	692	595	692	595
Non-lending losses, frauds and forgeries	216	775	184	717
Restructuring costs and surplus leased space	143	280	103	231
Other	440	250	410	225
Total provisions	1,744	2,142	1,611	1,981

29: Bonds and Notes

Bonds and notes by currency
USD	United States dollars	5,758	8,076	5,758	8,076
GBP	Great British pounds	1,346	1,225	1,346	1,225
AUD	Australian dollars	160	151	160	151
NZD	New Zealand dollars	183	165	11	—
JPY	Japanese yen	83	111	83	111
EUR	Euro dollars	4,550	3,581	4,550	3,581
HKD	Hong Kong dollars	2,188	1,854	2,188	1,854
CHF	Swiss francs	173	177	173	177
CAD	Canadian dollars	14	—	14	—
NOK	Norwegian krone	98	—	98	—
SGD	Singapore dollars	155	—	155	—
Total bonds and notes		14,708	15,340	14,536	15,175
Bonds and notes by maturity
Maturity analysis based on remaining term to maturity at 30 September
Less than 3 months		399	995	399	995
Between 3 months and 12 months		3,502	2,856	3,330	2,856
Between 1 year and 5 years		10,807	11,428	10,807	11,263
After 5 years		—	61	—	61
Total bonds and notes		14,708	15,340	14,536	15,175

30: Loan Capital

			Interest Rate %	Consolidated		The Company
				2002 $m	2001 $m	2002 $m	2001 $m
Perpetual subordinated notes
USD	300m	floating rate notes	LIBOR(1) + 0.15	551	612	551	612
USD	258.7m	fixed rate notes	9.125	476	528	476	528
				1,027	1,140	1,027	1,140
Subordinated notes
USD	40m(2)	floating rate notes due 2002	LIBOR + 0.70	71	163	71	163
USD	250m	fixed notes due 2004	6.25	459	510	459	510
USD	125m	floating rate notes due 2005	LIBOR + 0.45	—	255	—	—
USD	500m	fixed notes due 2006	7.55	919	1,020	919	1,020
USD	12.5m	floating rate notes due 2007	LIBOR + 0.50	23	25	23	25
JPY	482m	floating rate notes due 2007	LIBOR + 0.50	7	8	7	8
USD	250m	floating rate notes due 2007	LIBOR + 0.25	—	510	—	510
JPY	568.8m	floating rate notes due 2008	LIBOR + 0.55	9	10	9	10
USD	14.3m	floating rate notes due 2008	LIBOR + 0.50	26	29	26	29
USD	79m	floating rate notes due 2008(3)	LIBOR + 0.53	145	161	145	161
AUD	400m	floating rate notes due 2008(4)	BBSW + 0.57	400	—	400	—
AUD	100m	floating rate notes due 2008(4)	BBSW + 0.57	100	—	100	—
NZD	300m	floating rate notes due 2012	bkbm(3) + 0.50	259	—	—	—
				2,418	2,691	2,159	2,436
Total loan capital				3,445	3,831	3,186	3,576
Loan capital by currency
AUD	Australian dollars			500	—	500	—
NZD	New Zealand dollars			259	—	—	—
USD	United States dollars			2,670	3,813	2,670	3,558
JPY	Japanese yen			16	18	16	18
				3,445	3,831	3,186	3,576
Loan capital by maturity
Maturity analysis based on remaining term to maturity at 30 September
Between 3 months and 12 months				71	—	71	—
Between 1 year and 5 years				1,378	1,948	1,378	1,693
After 5 years				969	743	710	743
Perpetual				1,027	1,140	1,027	1,140
				3,445	3,831	3,186	3,576

(1)               LIBOR is an average of rates offered on loans to leading banks in the London inter-bank market

(2)               As at 30 September 1998 principal of note outstanding was US$200 million.  Note is repayable over 5 years ($40 million (20%) per annum), commencing in October 1998

(3)               Prior to January 2002, the interest rate was LIBOR+ 1.03

(4)               After March 2007 rate changes to BBSW+ 1.07

Loan capital is subordinated in right of payment to the claims of depositors and all other creditors of the Company and its controlled entities which have issued the notes, and constitutes tier 2 capital as defined by the Australian Prudential Regulation Authority for capital adequacy purposes

31: Share Capital

	The Company
Number of issued shares	2002	2001	2000
Ordinary shares each fully paid	1,503,886,082	1,488,267,146	1,506,210,690
Ordinary shares each paid to 10 cents per share(1)	—	—	73,000
Preference shares each fully paid	124,032,000	124,032,000	124,032,000
Total number of issued shares	1,627,918,082	1,612,299,146	1,630,315,690

(1)               90 cents outstanding per share.

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

	The Company
Number of issued shares	2002	2001	2000
Balance at start of year	1,488,267,146	1,506,210,690	1,565,428,469
Bonus option plan	1,351,845	1,554,453	2,786,360
Dividend reinvestment plan	5,018,513	5,828,303	20,416,971
ANZ employee share acquisition plan	4,144,988	5,925,928	4,346,635
ANZ share option plan	5,103,590	2,125,120	1,947,138
ANZ share purchase scheme	—	73,000	22,000
Share buy back	—	(34,626,158)	(88,736,883)
Purchase of Amerika Samoa Bank	—	1,175,810	—
Balance at end of year	1,503,886,082	1,488,267,146	1,506,210,690

Preference shares

The preference shares are fully paid non-converting non-cumulative preference shares issued for USD 6.25 per share via Trust Securities Issues in 1998.

The Trust Securities are mandatorily exchangeable for the preference shares issued by the Company, and carry an entitlement to a non-cumulative trust distribution of 8.00% or 8.08% per annum payable quarterly in arrears.  The Trust Securities were issued by a non diversified closed end management investment company registered under the US Investment Company Act of 1940.  The preference shares themselves carry no present entitlement to dividends.  Distribution to investors in the Trust Securities are funded by income distributions made by the Group.

Upon maturity of the Trust Securities in 2048, investors will mandatorily exchange the Trust Securities for the preference shares and thereupon the preference shares will carry an entitlement to non-cumulative dividends of 8.00% or 8.08% per annum payable quarterly in arrears.  The mandatory exchange of the Trust Securities for the preference shares may occur earlier at the Company’s option or in specified circumstances.

With the prior consent of the Australian Prudential Regulation Authority, the preference shares are redeemable at the Company’s option after 5 years, or within 5 years in limited circumstances.  The entitlement of investors to distributions on the Trust Securities will cease on redemption of the preference shares.

The transaction costs arising on the issue of these instruments were recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate.

		Consolidated		The Company
		2002 $m	2001 $m	2002 $m	2001 $m

Preference share net proceeds at start and end of year	USD	748	748	748	748
Preference share net proceeds translated to AUD at 30 September rate	AUD	1,375	1,526	1,375	1,526

Share Buybacks

The Company conducted no on-market buybacks during the year ended 30 September 2002.

32: Outside Equity Interests

	Consolidated
	2002 $m	2001 $m
Share capital	2	2
Retained Profits	15	11
Total outside equity interests	17	13

33: Capital Adequacy

The Australian Prudential Regulation Authority (APRA) adopts a risk-based capital assessment framework for Australian banks based on internationally accepted capital measurement standards.  This risk-based approach requires eligible capital to be divided by total risk weighted assets, with the resultant ratio being used as a measure of a bank’s capital adequacy.

Capital is divided into tier 1, or ‘core’ capital, and tier 2, or ‘supplementary’ capital.  For capital adequacy purposes, eligible tier 2 capital cannot exceed the level of tier 1 capital.  Banks are required to deduct from total capital any strategic holdings of other banks’ capital instruments and investments in entities engaged in life insurance, funds management and securitisation activities.  Under APRA guidelines, banks must maintain a ratio of qualifying capital to risk weighted assets of at least 8 per cent.

The measurement of risk weighted assets is based on:  a) A credit risk-based approach wherein risk weightings are applied to statement of financial position assets and to credit converted off balance sheet exposures.  Categories of risk weights are assigned based upon the nature of the counterparty and the relative liquidity of the assets concerned and:  b) The recognition of risk weighted assets attributable to market risk arising from trading and commodity positions.  Trading and commodity balance sheet positions do not attract a risk weighting under the credit risk-based approach.

	Consolidated
Qualifying capital	2002 $m	2001 $m
Tier 1
Total shareholders’ equity and outside equity interests	11,465	10,551
Asset revaluation reserve	(31)	(31)
Accumulated retained profits of insurance and funds management entities	(48)	—
Unamortised goodwill	(158)	(115)
Investment in ANZ Lenders Mortgage Insurance	(27)	(18)
Tier 1 capital	11,201	10,387
Tier 2
Asset revaluation reserve	31	31
Perpetual notes – subordinated	1,027	1,140
General provision for doubtful debts(1)	1,007	950
	2,065	2,121
Subordinated notes(2)	1,872	2,436
Tier 2 capital	3,937	4,557
Deductions
Investment in Funds Management entities	(43)	(567)
Investment in joint venture with ING	(1,593)	—
Other	(67)	(37)
	(1,703)	(604)
Total qualifying capital	13,435	14,340
Adjusted common equity(3)	8,123	8,257

	Assets		Risk weighted assets
Statement of financial position	2002 $m	2001 $m	2002 $m	2001 $m
Cash, claims on Australian Commonwealth and State Governments, and Territories, claims on OECD central governments, local currency claims on non-OECD governments and other zero weighted assets	21,188	28,173	—	—
Claims on approved banks and local governments	10,827	12,831	2,165	2,567
Advances secured by residential mortgages, approved merchant banks and stockbroking positions	65,575	57,420	32,788	28,710
Other assets – credit risk	82,697	84,283	82,697	84,283
Total statement of financial position assets – credit risk	180,287	182,707	117,650	115,560
Trading assets – market risk	2,818	2,786	n/a	n/a
Total statement of financial position assets	183,105	185,493	117,650	115,560

(1)               Excluding attributable future income tax benefit

(2)               Subordinated note issues are reduced by 20% of the original amount during each of the last five years to maturity

(3)               Tier 1 capital less preference share, less deductions

Off balance sheet exposures	2002 $m	Contract/ notional amount 2001 $m	2002 $m	Credit equivalent 2001 $m	2002 $m	Risk weighted assets 2001 $m
Direct credit substitutes	9,853	8,268	9,853	8,268	8,304	6,503
Trade and performance related items	12,781	10,570	5,905	4,866	5,431	4,479
Commitments	60,409	56,976	7,296	7,241	6,506	7,010
Foreign exchange, interest rate and other market related transactions	470,287	779,830	10,080	16,446	3,126	5,025
Total off balance sheet exposures – credit risk	553,330	855,644	33,134	36,821	23,367	23,017
Total risk weighted assets – credit risk					141,017	138,579
Risk weighted assets – market risk					373	550
Total risk weighted assets					141,390	139,129

Capital adequacy ratios					%	%
Tier 1					7.9	7.5
Tier 2					2.8	3.2
Deductions					(1.2)	(0.4)
Total					9.5	10.3
Adjusted common equity(1)					5.7	5.9

(1)               Tier 1 capital, less preference shares, less deductions

34: Average Balance Sheet and Related Interest

Averages used in the following table are predominantly daily averages.  Interest income figures are presented on a tax-equivalent basis.  Non-accrual loans are included under the interest earning asset category “Loans, advances and bills discounted”.  Intragroup interest earning assets and interest bearing liabilities are treated as external assets and liabilities for the geographic segments.

	2002			2001			2000
	Average balance $m	Interest $m	Average rate %	Average balance $m	Interest $m	Average rate %	Average balance $m	Interest $m	Average rate %
Interest earning assets
Due from other financial institutions
Australia	653	26	3.9	858	47	5.5	1,134	62	5.4
New Zealand	570	26	4.6	589	34	5.7	344	19	5.6
Overseas markets	2,404	69	2.9	2,326	133	5.7	2,407	162	6.7
Investments in public securities
Australia	5,384	259	4.8	4,517	254	5.6	4,881	289	5.9
New Zealand	1,253	55	4.4	1,690	103	6.1	1,040	60	5.8
Overseas markets	1,550	82	5.3	1,613	114	7.1	2,234	227	10.1
Loans, advances and bills discounted
Australia	95,846	6,273	6.5	90,028	6,694	7.4	81,373	6,156	7.6
New Zealand	18,129	1,363	7.5	17,258	1,466	8.5	16,625	1,368	8.2
Overseas markets	14,195	627	4.4	15,087	986	6.5	17,118	1,428	8.3
Other assets
Australia	1,463	17	1.2	1,475	98	6.7	1,705	98	5.7
New Zealand	1,349	83	6.1	1,109	69	6.3	1,005	81	8.1
Overseas markets	3,124	179	5.7	2,751	276	10.0	3,292	317	9.6
Intragroup assets
Overseas markets	9,525	211	2.2	12,358	536	4.3	9,042	420	4.6
	155,445	9,270		151,659	10,810		142,200	10,687
Intragroup elimination	(9,525)	(211)		(12,358)	(536)		(9,042)	(420)
	145,920	9,059	6.2	139,301	10,274	7.4	133,158	10,267	7.7
Non-interest earning assets
Acceptances
Australia	14,556			15,421			15,061
New Zealand	—			—			—
Overseas markets	152			249			343
Premises and equipment	1,349			1,264			1,353
Other assets	18,189			19,957			18,090
Provisions for doubtful debts
Australia	(1,805)			(1,742)			(1,830)
New Zealand	(176)			(166)			(163)
Overseas markets	(58)			(156)			(381)
	32,207			34,827			32,473
Total assets	178,127			174,128			165,631
Total average assets
Australia	130,515			126,530			117,181
New Zealand	22,607			21,925			20,337
Overseas markets	34,530			38,031			37,155
	187,652			186,486			174,673
Intragroup elimination	(9,525)			(12,358)			(9,042)
	178,127			174,128			165,631
% of total average assets attributable to overseas activities	26.7%			27.3%			29.3%

	2002			2001			2000
	Average balance $m	Interest $m	Average rate %	Average balance $m	Interest $m	Average rate %	Average balance $m	Interest $m	Average rate %
Interest bearing liabilities
Time deposits
Australia	20,741	937	4.5	19,395	1,081	5.6	24,750	1,387	5.6
New Zealand	8,894	456	5.1	8,411	519	6.2	8,159	476	5.8
Overseas markets	15,113	417	2.8	13,156	658	5.0	15,234	931	6.1
Savings deposits
Australia	10,964	245	2.2	9,623	269	2.8	9,181	247	2.7
New Zealand	3,113	76	2.4	2,832	89	3.1	2,894	85	2.9
Overseas markets	449	7	1.5	353	7	2.0	1,359	57	4.2

Other demand deposits
Australia	23,397	792	3.4	20,456	872	4.3	17,053	781	4.6
New Zealand	1,903	78	4.1	1,621	82	5.0	1,469	66	4.5
Overseas markets	704	11	1.6	809	20	2.5	1,371	52	3.8
Due to other financial institutions
Australia	942	49	5.2	434	31	7.2	232	15	6.3
New Zealand	514	17	3.3	481	20	4.2	482	20	4.1
Overseas markets	7,399	180	2.4	10,224	539	5.3	8,976	542	6.0
Commercial paper
Australia	3,888	178	4.6	5,275	310	5.9	5,256	307	5.8
Overseas markets	3,641	73	2.0	5,408	274	5.1	3,079	180	5.8
Borrowing corporations’ debt
Australia	6,097	316	5.2	6,108	365	6.0	5,935	340	5.7
New Zealand	1,472	88	6.0	1,334	88	6.6	1,136	69	6.1
Loan capital, bonds and notes
Australia	15,639	756	4.8	12,397	733	5.9	8,719	554	6.4
New Zealand	441	30	6.8	399	29	7.2	316	23	7.3
Overseas markets	540	15	2.7	600	35	5.9	276	19	7.0
Other liabilities(1)
Australia	1,463	165	n/a	1,938	169	n/a	1,454	63	n/a
New Zealand	117	98	n/a	108	160	n/a	116	156	n/a
Overseas markets	37	33	n/a	47	66	n/a	246	70	n/a
Intragroup Liabilities
Australia	6,778	128	1.9	8,763	395	4.5	5,511	286	5.2
New Zealand	2,747	83	3.0	3,595	141	3.9	3,531	134	3.8
	136,993	5,228		133,767	6,952		126,735	6,860
Intragroup elimination	(9,525)	(211)		(12,358)	(536)		(9,042)	(420)
	127,468	5,017	3.9	121,409	6,416	5.3	117,693	6,440	5.5

(1)               Includes foreign exchange swap costs

	2002 Average balance $m	2001 Average balance $m	2000 Average balance $m
Non-interest bearing liabilities
Deposits
Australia	3,925	3,713	3,636
New Zealand	873	883	794
Overseas markets	597	432	1,280
Acceptances
Australia	14,556	15,421	15,061
New Zealand	—	—	—
Overseas markets	152	249	343
Other liabilities	19,634	21,917	17,147
	39,737	42,615	38,261
Total liabilities	167,205	164,024	155,954
Total average liabilities
Australia	123,341	120,416	110,875
New Zealand	21,507	20,988	19,347
Overseas markets	31,882	34,978	34,774
	176,730	176,382	164,996
Intragroup elimination	(9,525)	(12,358)	(9,042)
	167,205	164,024	155,954
Total average shareholders’ equity
Ordinary share capital(1)	9,507	8,666	8,451
Preference share capital	1,415	1,438	1,226
	10,922	10,104	9,677
Total average liabilities and shareholders’ equity	178,127	174,128	165,631
% of total average liabilities attributable to overseas activities	30.3%	31.9%	32.4%

(1)               Includes reserves and retained profits

35: Interest Spreads and Net Interest Average Margins

	2002 $m	2001 $m	2000 $m
Net interest income(1)
Australia	3,009	2,868	2,625
New Zealand	601	544	499
Overseas markets	432	446	703
	4,042	3,858	3,827
Average interest earning assets
Australia	103,346	96,878	89,093
New Zealand	21,301	20,646	19,014
Overseas markets	30,798	34,135	34,093
Intragroup elimination	(9,525)	(12,358)	(9,042)
	145,920	139,301	133,158

	%	%	%
Gross earnings rate(2)
Australia	6.36	7.32	7.41
New Zealand	7.17	8.10	8.04
Overseas markets	3.79	5.99	7.49
Group	6.21	7.38	7.71
Interest spreads and net interest average margins may be analysed as follows
Australia
Gross interest spread	2.44	2.35	2.35
Interest forgone on impaired assets(3)	(0.04)	(0.03)	(0.03)
Net interest spread	2.40	2.32	2.32
Interest attributable to net non-interest bearing items	0.51	0.64	0.63
Net interest average margin – Australia	2.91	2.96	2.95
New Zealand
Gross interest spread	2.34	2.13	2.37
Interest forgone on impaired assets(3)	—	(0.03)	(0.02)
Net interest spread	2.34	2.10	2.35
Interest attributable to net non-interest bearing items	0.48	0.54	0.28
Net interest average margin – New Zealand	2.82	2.64	2.63
Overseas markets
Gross interest spread	1.20	0.92	1.61
Interest forgone on impaired assets(3)	(0.05)	(0.16)	(0.18)
Net interest spread	1.15	0.76	1.43
Interest attributable to net non-interest bearing items	0.25	0.55	0.63
Net interest average margin – Overseas markets	1.40	1.31	2.06
Group
Gross interest spread	2.31	2.15	2.31
Interest forgone on impaired assets(3)	(0.04)	(0.06)	(0.07)
Net interest spread	2.27	2.09	2.24
Interest attributable to net non-interest bearing items	0.50	0.68	0.63
Net interest average margin – Group	2.77	2.77	2.87

(1)               On a tax equivalent basis

(2)               Average interest rate received on interest earning assets.  Overseas markets includes intragroup assets

(3)               Refer note 15 to the financial report

36: Market Risk

Market risk is the risk to earnings arising from changes in interest rates, currency exchange rates, or from fluctuations in bond, commodity or equity prices.

The Board of Directors through the Risk Management Committee, a Committee of the Board, has responsibility for oversight of market risk within the Group.  Routine management of market risk is delegated to two senior management committees chaired by the Chief Financial Officer.  The Credit and Trading Risk Committee is responsible for traded market risk, while the Group Asset and Liability Committee is responsible for non-traded market risk (or balance sheet risk).

The Credit and Trading Risk Committee monitors traded market risk exposures (including Value at Risk and Stress Testing) and is responsible for authorising the trading risk limit framework.  The Group Asset and Liability Committee reviews balance sheet based risk measures and strategies on a monthly basis.

The Value at Risk (VaR) Measure

A key measure of market risk is Value at Risk (VaR).  VaR is a statistical estimate of the likely daily loss and is based on historical market movements.  The confidence level is such that there is 97.5% probability that the loss will not exceed the VaR estimate on any given day.

The Group’s standard VaR approach for both traded and non-traded risk is historical simulation.  The Group calculates VaR using historical changes in market rates and prices over the previous 500 business days.

It should be noted that because VaR is driven by actual historical observations, it is therefore not an estimate of the maximum loss that the Group could experience from an extreme market event.  As a result of this limitation, the Group utilises a number of other risk measures (eg stress testing) and associated supplementary limits to measure and manage traded market risk.

Traded and non-traded market risks have been considered separately below.

Traded Market Risks

Trading activities are focused on customer trading, distribution and underwriting of a range of securities and derivative instruments.  The principal activities include foreign exchange, interest rate and debt markets.  These activities are managed on a global product basis.

Below are aggregate VaR exposures covering both derivative and non-derivative trading positions for the Group’s principal trading centres.

	As at Sep 02 $m	High for period Sep 02 $m	Low for period Sep 02 $m	Ave for period Sep 02 $m	As at Sep 01 $m	High for period Sep 01 $m	Low for period Sep 01 $m	Avg for period Sep 01 $m
Value at risk at 97.5% confidence
Foreign exchange	1.1	2.3	0.5	1.1	1.6	2.8	0.8	1.3
Interest rate	1.0	3.4	0.7	1.5	1.6	4.8	1.5	2.8
Diversification benefit	(0.6)	(1.8)	(0.2)	(0.5)	(0.3)	(2.5)	(0.4)	(0.9)
Total	1.5	3.9	1.0	2.1	2.9	5.1	1.9	3.2

VaR is calculated separately for Foreign Exchange/Commodities and for Interest Rate/Debt Markets businesses as well as Total Group.  The diversification benefit reflects the correlation implied by historical rates between Foreign Exchange/Commodities and Interest Rate/Debt Markets.

Non-Traded Market Risks (Balance Sheet Risk)

The principal objectives of balance sheet management are to manage interest income sensitivity while maintaining acceptable levels of interest rate and liquidity risk and to hedge the market value of the Group’s capital.

Interest Rate Risk

The objective of balance sheet interest rate risk management is to secure stable and optimal net interest income over both the short (next 12 months) and long term.  Non-traded interest rate risk relates to the potential adverse impact of changes in market interest rates on the Group’s future net interest income.  This risk arises from two principal sources: mismatches between the repricing dates of interest bearing assets and liabilities; and the investment of capital and other non-interest bearing liabilities in interest bearing assets.  Interest rate risk is reported as follows using three measures: VaR, scenario analysis (to a 1% shock) and disclosure of the interest rate sensitivity gap (Note 37).

a) VaR Interest Rate Risk

Below are aggregate VaR figures covering non-traded interest rate risk.

	As at Sep 02 $m	High for period Sep 02 $m	Low for period Sep 02 $m	Ave for period Sep 02 $m	As at Sep 01 $m	High for period Sep 01 $m
Value at risk at 97.5% confidence
ANZ	56.9	56.9	45.0	49.7	44.7	48.0
Diversification impact	—	—	—	—	—	—
Total	56.9	56.9	45.0	49.7	44.7	48.0

b) Scenario Analysis - A 1% Shock on the Next 12 Months’ Net Interest Income

A 1% overnight parallel positive shift in the yield curve is modelled to determine the potential impact on net interest income over the immediate forward period of 12 months.  This is a standard risk quantification tool.

The figures in the table below indicate the outcome of this risk measure for the current and previous financial years – expressed as a percentage of reported net interest income.  The sign indicates the nature of the rate sensitivity with a positive number signifying that a rate increase is positive for net interest income over the next 12 months.  Conversely, a negative number signifies that a rate increase is negative for the next 12 months’ net interest income.

	Impact of 1% Rate Shock
	Consolidated Group Position
	2002	2001
As at 30 September	0.43%	(0.01%)
Maximum exposure (in absolute terms)	0.63%	1.47%
Minimum exposure (in absolute terms)	0.04%	0.01%
Average exposure (in absolute terms)	0.25%	0.50%

The extent of mismatching between the repricing characteristics and timing of interest bearing assets and liabilities at any point has implications for future net interest income.  On a global basis, the Group quantifies the potential variation in future net interest income as a result of these repricing mismatches each month using a static gap model.

The repricing gaps themselves are constructed based on contractual repricing information.  However, for those assets and liabilities where the contractual term to repricing is not considered to be reflective of the actual interest rate sensitivity (for example, products priced at the Group’s discretion), a profile based on historically observed and/or anticipated rate sensitivity is used.  This treatment excludes the effect of basis risk between customer pricing and wholesale market pricing.  For example, when wholesale market rates are anticipating an official rate increase the Group does not reprice certain customer business until the first repricing date after the official rate rise.

The majority of the Group’s non-traded interest exposure exists in Australia and New Zealand.  In these centres, a sophisticated balance sheet simulation process supplements this static gap information.  This allows the net interest income outcomes of a number of different scenarios – with different market interest rate environments and future balance sheet structures – to be identified.  This better enables the Group to accurately quantify the interest rate risks associated with the balance sheet, and to formulate strategies to manage current and future risk profiles.

Foreign Currency Related Risks

The Group’s investment of capital in non-Australian operations generates an exposure to changes in the relative value of individual currencies against the Australian Dollar.  Variations in the value of these foreign currency investments are reflected in the Foreign Currency Translation Reserve.

The Group incurs some non-traded foreign currency risk related to the potential repatriation of profits from non-Australian business units.  This risk is routinely monitored and hedging is conducted where it is likely to add shareholder value.

The risk relating to mismatching of non-traded foreign currency assets and liabilities has not been presented, as this type of risk is minimal for the Group.

37: Interest Sensitivity Gap

The following table represents the interest rate sensitivity as at 30 September 2002 of the Group’s assets, liabilities and off balance sheet instruments repricing (that is, when interest rates applicable to each asset or liability can be changed) in the periods shown.

Repricing gaps are based upon contractual repricing information except where the contractual terms are not considered to be reflective of actual interest rate sensitivity, for example, those assets and liabilities priced at the Group’s discretion.  In such cases, the rate sensitivity is based upon historically observed and/or anticipated rate sensitivity.

Sensitivity to interest rates arises from mismatches in the period to repricing of assets and that of the corresponding liability funding.  These mismatches are managed within policy guidelines for mismatch positions.

At 30 September 2002	Less than 3 months $m	Between 3 months and 6 months $m	Between 6 months and 12 months $m	Between 1 year and 5 years $m	After 5 years $m	Not bearing interest $m	Total $m
Liquid assets and due from other financial institutions	8,071	893	11	44	32	2,174	11,225
Trading and investment securities	6,339	717	646	1,247	365	168	9,482
Net loans and advances	99,459	6,918	7,130	19,028	545	(1,020)	132,060
Other assets	86	56	73	245	104	29,774	30,338
Total assets	113,955	8,584	7,860	20,564	1,046	31,096	183,105
Certificates of deposit and term deposits	38,231	5,183	3,638	1,869	11	—	48,932
Other deposits	38,073	820	984	4,283	—	5,312	49,472
Other borrowings and due to other financial institutions	16,494	2,694	2,589	2,014	25	1, 937	25,753
Other liabilities	124	2	—	1	22	29,181	29,330
Bonds, notes and loan capital	8,646	1,087	486	7,458	476	—	18,153
Total liabilities	101,568	9,786	7,697	15,625	534	36,430	171,640
Shareholders’ equity and outside equity interests						11,465	11,465
Off balance sheet items affecting interest rate sensitivity	(7,873)	(1,859)	(2,189)	12,289	(368)	—	—
Interest sensitivity gap
– net	4,514	(3,061)	(2,026)	17,228	144	(16,799)	—
– cumulative	4,514	1,453	(573)	16,655	16,799	—	—

The bulk of the Group’s loan/deposit business is conducted in the domestic balance sheets of Australia and New Zealand and is priced on a floating rate basis.  The mix of repricing maturities in these books is influenced by the underlying financial needs of customers.

Offshore operations, which are generally wholesale in nature, are able to minimise interest rate sensitivity through closely matching the maturity of loans and deposits.  Given both the size and nature of their business, the interest rate sensitivities of these balance sheets contribute little to the aggregate risk exposure, which is primarily a reflection of the positions in Australia and New Zealand.

In Australia and New Zealand, a combination of pricing initiatives and off-balance sheet instruments are used in the management of interest rate risk.  For example, where a strong medium to long term rate view is held, hedging and pricing strategies are used to modify the profile’s rate sensitivity so that it is positioned to take advantage of the expected movement in interest rates.  However, such positions are taken within the overall risk limits specified by policy.

The following table represents the interest rate sensitivity as at 30 September 2001 of the Group’s assets, liabilities and off balance sheet instruments repricing (that is, when interest rates applicable to each asset or liability can be changed) in the periods shown.

At 30 September 2001	Less than 3 months $m	Between 3 months and 6 months $m	Between 6 months and 12 months $m	Between 1 year and 5 years $m	After 5 years $m	Not bearing interest $m	Total $m
Liquid assets and due from other financial institutions	9,343	1,264	217	3	23	1,773	12,623
Trading and investment securities	5,513	815	343	1,484	23	118	8,314
Net loans and advances	89,803	8,045	7,774	18,666	594	(1,225)	123,657
Other assets	699	106	78	265	72	39,679	40,899
Total assets	105,376	10,230	8,412	20,418	712	40,345	185,493
Certificates of deposit and term deposits	33,270	3,856	3,163	2,467	15	—	42,771
Other deposits	35,167	728	874	3,966	17	4,272	45,024
Other borrowings and due to other financial institutions	19,683	3,609	2,510	1,780	—	2,187	29,769
Other liabilities	170	1	1	21	71	37,943	38,207
Bonds, notes and loan capital	11,576	1,151	474	5,381	589	—	19,171
Total liabilities	99,866	9,345	7,022	13,615	692	44,402	174,942
Shareholders’ equity and outside equity interests	—	—	—	—	—	10,551	10,551
Off balance sheet items affecting interest rate sensitivity	(2,005)	(7,218)	(23)	9,848	(602)	—	—
Interest sensitivity gap
– net	3,505	(6,333)	1,367	16,651	(582)	(14,608)	—
– cumulative	3,505	(2,828)	(1,461)	15,190	14,608	—	—

38: Net Fair Value of Financial Instruments

Australian Accounting Standard AASB 1033: Presentation and Disclosure of Financial Instruments (AASB 1033) requires disclosure of the net fair value of on and off balance sheet financial instruments.  The disclosures exclude all non-financial instruments, such as income taxes and regulatory deposits, and specified financial instruments, such as interests in controlled entities.  The aggregate net fair value amounts do not represent the underlying value of the Group.

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.  Net fair value is the fair value adjusted for transaction costs.

Quoted market prices, where available, are adjusted for material transaction costs and used as the measure of net fair value.  In cases where quoted market values are not available, net fair values are based on present value estimates or other valuation techniques.  For the majority of short-term financial instruments, defined as those which reprice or mature in 90 days or less, with no significant change in credit risk, the net fair value was assumed to equate to the carrying amount in the Group’s statement of financial position.

The fair values are based on relevant information available as at 30 September 2002.  While judgement is used in obtaining the net fair value of financial instruments, there are inherent weaknesses in any estimation technique.  Many of the estimates involve uncertainties and matters of significant judgement, and changes in underlying assumptions could significantly affect these estimates.  Furthermore, market prices or rates of discount are not available for many of the financial instruments valued and surrogates have been used which may not reflect the price that would apply in an actual sale.

The net fair value amounts have not been updated for the purposes of these financial statements since 30 September 2002, and therefore the net fair value of the financial instruments subsequent to 30 September 2002 may be different from the amounts reported.

	Net fair value		Carrying value
Financial Assets	2002 $m	2001 $m	2002 $m	2001 $m
Liquid assets	7,410	7,794	7,410	7,794
Due from other financial institutions	3,815	4,829	3,815	4,829
Trading securities	5,873	4,827	5,873	4,827
Investment securities, shares in associates and joint venture entities	5,389	3,595	5,301	3,551
Loans and advances	133,793	125,687	132,060	123,657
Customers’ liabilities for acceptances	13,796	14,324	13,796	14,324
Other financial assets	12,114	24,061	11,413	23,305

Liquid assets and Due from other financial institutions

The carrying values of these financial instruments are considered to approximate their net fair values as they are short-term in nature or are receivable on demand.

Trading securities

Trading securities are carried at market value.  Market value is generally based on quoted market prices, broker or dealer price quotations, or prices for securities with similar credit risk, maturity and yield characteristics.

Shares in associates and Joint venture entities

Net fair value is based on quoted market prices or broker or dealer price quotations.  If this information is not available net fair value has been estimated using quoted market prices for securities with similar credit, maturity and yield characteristics, or by reference to the net tangible asset backing of the investee.

Investment securities

Net fair value is based on quoted market prices or broker or dealer price quotations.  If this information is not available, net fair value has been estimated using quoted market prices for securities with similar credit, maturity and yield characteristics.

Loans, advances and Customers’ liabilities for acceptances

The carrying value of loans, advances and acceptances is net of specific and general provisions for doubtful debts and income yet to mature.  The estimated net fair value of loans, advances and acceptances is based on the discounted amount of estimated future cash flows and accordingly has not been adjusted for either specific or general provisions for doubtful debts.

Estimated contractual cash flows for performing loans are discounted at estimated current bank credit spreads to determine fair value.  For loans with doubt as to collection, expected cash flows (inclusive of the value of security) are discounted using a rate which includes a premium for the uncertainty of the flows.

The difference between estimated net fair values of loans, advances and acceptances and carrying value reflects changes in interest rates and the credit worthiness of borrowers since loan origination.

Net lease receivables, with a carrying value of $3,151 million (2001: $3,249 million) and a net fair value of $3,155 million (2001: $3,259 million), are included in loans and advances.

Other financial assets

Included in this category are accrued interest, fees receivable and derivative financial instruments.  The carrying values of accrued interest and fees receivable are considered to approximate their net fair values as they are short term in nature or are receivable on demand.

The fair values of derivative financial instruments such as interest rate swaps and currency swaps were calculated using discounted cash flow models based on current market yields for similar types of instruments and the maturity of each instrument.  Foreign exchange contracts and interest rate option contracts were valued using market prices and option valuation models as appropriate.

Properties held for resale, deferred tax assets and prepaid expenses are not considered financial assets.

	Net fair value		Carrying value
Financial Liabilities	2002 $m	2001 $m	2002 $m	2001 $m
Due to other financial institutions	10,860	12,690	10,860	12,690
Deposits and other borrowings	113,380	105,041	113,297	104,874
Liability for acceptances	13,796	14,324	13,796	14,324
Bonds and notes	14,999	15,525	14,708	15,340
Loan capital	3,505	3,888	3,445	3,831
Other financial liabilities	12,194	15,755	11,975	15,513

Due to other financial institutions

The carrying value of amounts due to other financial institutions is considered to approximate the net fair value.

Deposits and other borrowings

The net fair value of a deposit liability without a specified maturity or at call is deemed by AASB 1033 to be the amount payable on demand at the reporting date.  The fair value is not adjusted for any value expected to be derived from retaining the deposit for a future period of time.

For interest bearing fixed maturity deposits and other borrowings and acceptances without quoted market prices, market borrowing rates of interest for debt with a similar maturity are used to discount contractual cash flows.

Bonds and notes and Loan capital

The aggregate net fair value of bonds and notes and loan capital at 30 September 2002 was calculated based on quoted market prices.  For those debt issues where quoted market prices were not available, a discounted cash flow model using a yield curve appropriate for the remaining term to maturity of the instrument was used.

Other financial liabilities

This category includes accrued interest and fees payable for which the carrying amount is considered to approximate the fair value.  Also included are derivative financial instruments, where fair value is determined on the basis described under “Other financial assets”.

Income tax liabilities, other provisions and accrued charges are not considered financial instruments.

Commitments and contingencies

As outlined in note 48, the Group has various credit related commitments.  Based upon the level of fees currently charged for granting such commitments, taking into account maturity and interest rates, together with any changes in the creditworthiness of counterparties since origination of the commitments, their estimated replacement or net fair value is not material.

Transaction costs

The fair value of financial instruments required to be disclosed under US accounting standard, Statement of Financial Accounting Standards No. 107 “Disclosures about Fair Value of Financial Instruments” (SFAS 107) is calculated without regard to estimated transaction costs.  Such transaction costs are not material, and accordingly the fair values shown above would not differ materially from fair values calculated in accordance with SFAS 107.

39: Derivative Financial Instruments

Derivatives

Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices.  They include swaps, forward rate agreements, futures, options and combinations of these instruments.  The use of derivatives and their sale to customers as risk management products is an integral part of the Group’s trading activities.  Derivatives are also used to manage the Group’s own exposure to fluctuations in exchange and interest rates as part of its asset and liability management activities and are classified as other than trading.  Derivatives are subject to the same types of credit and market risk as other financial instruments, and the Group manages these risks in a consistent manner.

The principal exchange rate contracts used by the Group are forward foreign exchange contracts, currency swaps and currency options.  Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency on a specified future date at an agreed rate.  A currency swap generally involves the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date.  Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified rate on or before a future date.  As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

The principal interest rate contracts used by the Group are forward rate agreements, interest rate futures, interest rate swaps and options.  Forward rate agreements are contracts for the payment of the difference between a specified interest rate and a reference rate on a notional deposit at a future settlement date.  There is no exchange of principal.  An interest rate future is an exchange traded contract for the delivery of a standardised amount of a fixed income security or time deposit at a future date.  Interest rate swap transactions generally involve the exchange of fixed and floating interest payment obligations without the exchange of the underlying principal amounts.

Derivative transactions generate income for the Group from buy sell spreads and from trading positions taken by the Group.  Income from these transactions is taken to net interest income, foreign exchange earnings or profit on trading instruments.  Income or expense on derivatives entered into for balance sheet and revenue hedging purposes is accrued and recorded as an adjustment to the interest income or expense of the related hedged item.

Credit risk

The credit risk of derivative financial instruments arises from the potential for a counterparty to default on its contractual obligation.  Credit risk arises when market movements are such that the derivative has a positive value to the Group.  It is the cost of replacing the contract in the event of counterparty default.  The Group limits its credit risk within a conservative framework by dealing with creditworthy counterparties, setting credit limits on exposures to counterparties, and obtaining collateral where appropriate.

The following table provides an overview of the Group’s exchange rate, credit, commodity and interest rate derivatives.  It includes all trading and other than trading contracts.  Notional principal amounts measure the amount of the underlying physical or financial commodity and represent the volume of outstanding transactions.  They are not a measure of the risk associated with a derivative.

The credit equivalent amount is calculated in accordance with the Australian Prudential Regulation Authority’s Capital Adequacy guidelines.  It combines the aggregate gross replacement cost with an allowance for the potential increase in value over the remaining term of the transaction should market conditions change.

The fair value of a derivative represents the aggregate net present value of the cash inflows and outflows required to extinguish the rights and obligations arising from the derivative in an orderly market as at the reporting date.  Fair value does not indicate future gains or losses, but rather the unrealised gains and losses from marking to market all derivatives at a particular point in time.

Consolidated	Notional principal amount 2002 $m	Credit equivalent amount 2002 $m	Fair value 2002 $m	Notional principal amount 2001 $m	Credit equivalent amount 2001 $m	Fair value 2001 $m
Foreign exchange contracts
Spot and forward contracts	140,867	3,390	815	274,880	7,312	2,171
Swap agreements	23,834	1,807	(13)	34,507	3,519	959
Futures contracts(1)	337	n/a	—	—	n/a	—
Options purchased	8,779	435	272	13,586	1,068	834
Options sold(2)	11,741	n/a	(216)	13,481	n/a	(614)
Other contracts	3,046	623	456	3,776	580	363
	188,604	6,255	1, 314	340,230	12,479	3,713
Interest rate contracts
Forward rate agreements	35,890	18	5	68,997	84	13
Swap agreements	212,765	3,491	634	278,152	3,814	519
Futures contracts(1)	26,934	n/a	(4)	97,825	n/a	(9)
Options purchased	16,118	127	88	8,067	65	76
Options sold(2)	9,244	n/a	(65)	11,766	n/a	(89)
	300,951	3,636	658	464,807	3,963	510
Credit contracts
Credit default swaps(3)	5,722	3,277	(13)	507	4	—

	495,277	13,168	1,959	805,544	16,446	4,223

(1) Credit equivalent amounts have not been included as there is minimal credit risk associated with exchange traded futures where the clearing house is the counterparty

(2) Options sold have no credit exposure, as they represent obligations rather than assets

(3) The Group has entered structured financing transactions that expose it to the performance of certain assets under credit default swaps.  The total investment of the Group in these transactions is USD 750 million

The maturity structure of derivative activity is a primary component of potential credit exposure.  The table below shows the remaining maturity profile by class of derivatives, based on notional principal amounts.  The table also shows the notional principal amounts of the derivatives held for trading and other than trading purposes.

	Remaining life
Consolidated At 30 September 2002	Less than 1 year $m	1 to 5 years $m	Greater than 5 years $m	Total $m	Trading $m	Other than Trading $m
Foreign exchange contracts
Spot and forward contracts	132,923	7,480	464	140,867	130,940	9,927
Swap agreements	5,315	13,448	5,071	23,834	6,534	17,300
Future contracts	325	12	—	337	337	—
Options purchased	7,019	1,498	262	8,779	8,779	—
Options sold	9,658	1,918	165	11,741	11,741	—
Other contracts	955	1,789	302	3,046	2,959	87
	156,195	26,145	6,264	188,604	161,290	27,314
Interest rate contracts
Forward rate agreements	35,608	282	—	35,890	32,681	3,209
Swap agreements	95,830	86,697	30,238	212,765	173,199	39,566
Futures contracts	18,087	8,847	—	26,934	26,705	229
Options purchased	9,012	6,554	552	16,118	16,118	—
Options sold	8,959	280	5	9,244	9,244	—
	167,496	102,660	30,795	300,951	257,947	43,004
Credit contracts
Credit default swaps	1,520	4,156	46	5,722	1,718	4,004
Total	325,211	132,961	37,105	495,277	420,955	74,322

	Remaining life
Consolidated At 30 September 2001	Less than 1 year $m	1 to 5 years $m	Greater than 5 years $m	Total $m	Trading $m	Other than Trading $m
Foreign exchange contracts
Spot and forward contracts	261,717	12,664	499	274,880	267,332	7,548
Swap agreements	10,581	18,090	5,836	34,507	11,123	23,384
Options purchased	11,294	2,029	263	13,586	13,586	—
Options sold	11,597	1,590	294	13,481	13,481	—
Other contracts	897	2,439	440	3,776	3,776	—
	296,086	36,812	7,332	340,230	309,298	30,932
Interest rate contracts
Forward rate agreements	62,237	6,760	—	68,997	67,006	1,991
Swap agreements	126,912	114,655	36,585	278,152	242,042	36,110
Futures contracts	86,079	11,746	—	97,825	97,825	—
Options purchased	3,453	4,460	154	8,067	8,067	—
Options sold	11,319	442	5	11,766	11,766	—
	290,000	138,063	36,744	464,807	426,706	38,101
Credit contracts
Credit default swaps	467	40	—	507	40	467
Total	586,553	174,915	44,076	805,544	736,044	69,500

Concentrations of credit risk exist for groups of counterparties when they have similar economic characteristics.  Major concentrations of credit risk arise by location and type of customer.

The following table shows the concentrations of credit risk, by class of counterparty and by geographic location, measured by credit equivalent amount.  In excess of 40% (2001: 55%) of the Group’s exposures are with counterparties which are either Australian banks or banks based in other OECD countries.

Consolidated At 30 September 2002	OECD governments $m	Australian and OECD banks $m	Corporations, non-OECD banks and others $m	Total $m
Australia	402	3,113	6,351	9,866
New Zealand	17	378	333	728
Overseas markets	1	2,206	367	2,574
	420	5,697	7,051	13,168

Consolidated At 30 September 2001	OECD governments $m	Australian and OECD banks $m	Corporations, non-OECD banks and others $m	Total $m
Australia	566	5,662	5,372	11,600
New Zealand	17	600	374	991
Overseas markets	2	3,425	428	3,855
	585	9,687	6,174	16,446

The next table shows the fair values of the Group’s derivatives by product type, disaggregated into gross un realised gains and gross unrealised losses.  The fair value of a derivative represents the aggregate net present value of the cash inflows and outflows required to extinguish the rights and obligations arising from the derivative in an orderly market as at the reporting date.  Fair value does not indicate future gains or losses, but rather the unrealised gains and losses from marking to market all derivatives at a particular point in time.

	Other than Trading		Trading		Trading
Consolidated	Fair value as at 2002 $m	Fair value as at 2001 $m	Fair value as at 2002 $m	Fair value as at 2001 $m	Fair value Average 2002 $m	Fair value Average 2001 $m
Foreign exchange contracts
Spot and forward contracts
Gross unrealised gains	1,452	1,514	553	2,964	2,187	4,679
Gross unrealised losses	(349)	(41)	(841)	(2,266)	(1,689)	(4,252)
Swap agreements
Gross unrealised gains	333	1,821	436	249	354	540
Gross unrealised losses	(96)	(33)	(686)	(1,077)	(728)	(1,063)
Options purchased	—	—	272	834	348	896
Options sold	—	—	(216)	(614)	(412)	(529)
Other contracts
Gross unrealised gains	—	—	501	416	459	204
Gross unrealised losses	—	—	(45)	(54)	(45)	(142)
	1,340	3,261	(26)	452	474	333
Interest rate contracts
Forward rate agreements
Gross unrealised gains	—	6	16	44	19	34
Gross unrealised losses	—	(19)	(11)	(18)	(11)	(34)
Swap agreements
Gross unrealised gains	605	470	2,013	2,379	2,181	2,339
Gross unrealised losses	(267)	(217)	(1,717)	(2,113)	(1,911)	(2,086)
Futures contracts
Gross unrealised gains	—	—	36	84	51	80
Gross unrealised losses	—	—	(40)	(93)	(56)	(82)
Options purchased	—	—	88	76	81	50
Options sold	—	—	(65)	(89)	(71)	(56)
	338	240	320	270	283	245
Credit contracts
Credit default swaps
Gross unrealised gains	—	—	75	—	42	—
Gross unrealised losses	(15)	—	(73)	—	(33)	—
	(15)	—	2	—	9	—
Total	1,663	3,501	296	722	766	578

The fair values of derivatives vary over time depending on movements in interest and exchange rates and the trading or hedging strategies used.

In addition to customer and trading activities, the Group uses, inter alia, derivatives to manage the risk associated with its balance sheet and future revenue streams.  The principal objectives of asset and liability management are to hedge the market value of the Group’s capital and to manage and control the sensitivity of the Group’s income while maintaining acceptable levels of interest rate and liquidity risk.  The Group also uses a variety of foreign exchange derivatives to hedge against adverse movements in the value of foreign currency denominated assets and liabilities and future revenue streams.

The table below shows the notional principal amount, credit equivalent amount and fair value of derivatives held by the Group, split between those entered into for customer-related and trading purposes, and those entered into for other than trading purposes.

Consolidated	Notional principal amount 2002 $m	Credit equivalent amount 2002 $m	Fair value 2002 $m	Notional principal amount 2001 $m	Credit equivalent amount 2001 $m	Fair value 2001 $m
Foreign exchange and commodity contracts
Customer-related and trading purposes	161,290	3,689	(26)	309,298	8,366	452
Other than trading purposes	27,314	2,566	1,340	30,932	4,113	3,261
	188,604	6,255	1,314	340,230	12,479	3,713
Interest rate contracts
Customer-related and trading purposes	257,947	2,992	320	426,706	3,391	270
Other than trading purposes	43,004	644	338	38,101	572	240
	300,951	3,636	658	464,807	3,963	510
Credit contracts
Customer - related and trading purposes	1,718	189	2	40	4	—
Other than trading purposes	4,004	3,088	(15)	467	—	—
	5,722	3,277	(13)	507	4	—
Total	495,277	13,168	1,959	805,544	16,446	4,223

Detailed below are the net deferred realised and unrealised gains and losses arising from other than trading contracts used to hedge interest rate exposure or to hedge anticipated transactions.  These gains and losses are deferred only to the extent that there is an offsetting unrecognised gain or loss on the exposure being hedged.  Deferred gains or losses are generally amortised over the expected term of the hedged exposure.

	Foreign Exchange Contracts		Interest Rate and Credit Contracts		Total
Consolidated	2002 $m	2001 $m	2002 $m	2001 $m	2002 $m	2001 $m
Expected recognition in income
Within one year	(10)	(22)	165	183	155	161
One to two years	(7)	(36)	130	143	123	107
Two to five years	(3)	(46)	105	190	102	144
Greater than five years	—	—	102	101	102	101
	(20)	(104)	502	617	482	513

40: Securitisation

During the year ended 30 September 2002, the Group securitised residential mortgage loans amounting to $nil (2001:$2,470 million) and commercial loans amounting to $66 million (2001:$190 million).

These loans have been removed from the Group’s balance sheet and transferred to third party special purpose entities (SPEs).

The Group retains servicing and (for some loans) custodian responsibilities for the loans sold.  Following a securitisation, the Group receives fees for servicing the loans, custodian fees, fees for facilities provided and any excess income derived by the SPE after interest has been paid to investors and net credit losses and expenses absorbed.

The Group does not hold any material retained interest in the loans that have been sold.  There is no recourse against the Group if cash flows from the securitised loans are inadequate to service the obligations of the SPE except to the limited extent provided in the transaction documents through the provision of arms length services and facilities.

The securities issued by the SPEs do not represent deposits or other liabilities of the Company or the Group.  Neither the Company nor the Group in any way stands behind the capital value and/or performance of the securities or the assets of the SPEs except to the limited extent provided in the transaction documents through the provision of arms length services and facilities.

The Group may also provide liquidity facilities and other forms of credit enhancement to ensure adequate funds are available to the SPEs.  The facilities are undrawn and are classified as contingent liabilities.  The Group also provides hedging facilities to the SPEs to mitigate interest rate and currency risks.  All these transactions are completed on an arms length basis.

The following table summarises the cash flows between the Group and the SPEs in respect of securitisation activities.

	2002 $m	2001 $m
Proceeds from securitising loans	66	2,660
Servicing fees received	6	2
Other cash inflows	17	6

41: Life Insurance

	2002(1) $m	Consolidated 2001 $m	2000 $m
Reconciliation of Life Insurance margin on services operating income to profit after income tax:
Premium and related revenue	701	1, 600	1, 689
Investment revenue	238	20	369
Claims expense	(636)	(1, 330)	(1, 249)
Insurance policy liabilities expense	(204)	(100)	(634)
Life insurance margin on services operating income	99	190	175
Operating expenses	(54)	(105)	(73)
Profit before income tax	45	85	102
Income tax expense	(20)	(47)	(53)
Profit after income tax	25	38	49

Profit after income tax arose from:
Movements in policy liabilities separated between:
Planned margin of revenues over expenses released	18	36	36
Difference between actual and assumed experience	(1)	(11)	(4)
Investment earnings on assets in excess of policy liabilities	8	13	17
Profit after income tax	25	38	49

(1) ANZ Life Assurance Company Limited was sold into a joint venture with ING Australia in April 2002.  Accordingly the results shown only include profits to 30 April 2002

42: Segment Analysis

For management purposes the Group is organised into seven major business segments including Personal Banking and Wealth, Corporate Banking, Investment Banking, Consumer Finance, Mortgages, Asset Finance and Small to Medium Business.

A description of each segment is shown below:

Personal Banking and Wealth	Provides a full range of banking and wealth management services for consumers.

Corporate Businesses	Comprises corporate banking, global institutional banking and global transaction services.

Investment Banking	Comprises global foreign exchange, global capital markets, global structured finance and corporate financing and advisory.

Consumer Finance	Provides consumer and commercial credit cards, ePayment products, personal loans and merchant payment facilities.

Mortgages	Provides mortgage finance secured by residential real estate.

Asset Finance	Provides secured financing for motor vehicles and other assets, fleet management and vendor financing facilities, and fixed interest securities through the issue of debentures.

Small to Medium Business	Provides a full range of banking services for metropolitan-based small to medium businesses.

As the composition of segments has changed over time, September 2001 comparatives have been adjusted to be consistent with the 2002 segment definitions.  Comparatives for the year ended 30 September 2000 have not been provided because data could not reasonably be disaggregated into the changed segments.

The following analysis details financial information by business segment.

Business Segment Analaysis (1),(2)

Consolidated Total 30 September 2002	Personal Banking & Wealth $m	Corporate Businesses $m	Investment Banking $m	Consumer Finance $m	Mortgages $m	Asset Finance $m	Small to Medium Business $m	Other (3),(4) $m	Consolidated Total $m
External interest income	555	1,421	989	598	3,671	967	423	413	9,037
External interest expense	(1,011)	(744)	(1,433)	(1)	(159)	(472)	(191)	(1,008)	(5,019)
Net intersegment interest	1,533	(12)	706	(208)	(2, 830)	(159)	87	883	—
Net interest income	1,077	665	262	389	682	336	319	288	4,018
Other external operating income	789	720	536	393	89	69	80	263	2,939
Net inter segment income	306	(36)	(4)	(86)	(230)	(8)	(33)	91	—
Operating income	2,172	1,349	794	696	541	397	366	642	6,957
Other external expenses	(1,056)	(306)	(335)	(234)	(119)	(150)	(124)	(581)	(2,905)
Net intersegment expenses	(284)	(139)	(27)	(74)	(42)	(29)	—	595	—
Operating expenses	(1,340)	(445)	(362)	(308)	(161)	(179)	(124)	14	(2,905)
Share of net profit/loss of equity accounted investments	32	—	2	(5)	—	—	—	2	31
Charge for doubtful debts	(38)	(144)	(68)	(161)	(28)	(69)	(16)	(336)	(860)
Income tax expense	(253)	(231)	(54)	(73)	(106)	(47)	(69)	(65)	(898)
Outside equity interests	—	(2)	(1)	—	—	—	—	—	(3)
Profit after income tax	573	527	311	149	246	102	157	257	2, 322
Non-Cash Expenses
Depreciation	59	8	11	20	6	11	1	90	206
Amortisation of goodwill	3	1	—	7	7	2	—	—	20
Financial Position
Total external assets	10,635	42,822	25,669	5,551	64,826	12,410	6,764	14,428	183,105
Associate investments	1,661	—	24	4	—	1	—	2	1,692
Total external liabilities	39,342	40,373	20,654	249	3,551	9,704	7,589	50,178	171,640

(1) Results are equity standardised

(2) Inter segment transfers are accounted for and determined on an arm’s length or cost recovery basis

(3) Includes Treasury; Operations, Technology & Shared Services; Corporate Centre, Risk & Finance

(4) Includes net profit from disposal of investments

Business Segment Analysis (1),(2)

Consolidated 30 September 2001	Personal Banking & Wealth $m	Corporate Businesses $m	Investment Banking $m	Consumer Finance $m	Mortgages $m	Asset Finance $m	Small to Medium Business $m	Other (3),(4) $m	Consolidated Total $m
External interest income	626	1,802	1,761	567	3,768	1,012	405	310	10,251
External interest expense	(1,162)	(865)	(2,043)	—	(154)	(552)	(185)	(1, 457)	(6,418)
Net intersegment interest	1,632	(268)	491	(233)	(2,959)	(122)	83	1,376	—
Net interest income	1,096	669	209	334	655	338	303	229	3,833
Other external operating income	816	665	547	329	78	59	68	36	2,598
Net intersegment income	272	(38)	(8)	(70)	(203)	(9)	(38)	94	—
Operating income	2,184	1,296	748	593	530	388	333	359	6,431
Other external expenses	(1,038)	(303)	(331)	(205)	(108)	(158)	(113)	(836)	(3,092)
Net intersegment expenses	(292)	(147)	(23)	(61)	(42)	(30)	(8)	603	—
Operating expenses	(1,330)	(450)	(354)	(266)	(150)	(188)	(121)	(233)	(3,092)
Share of net profit/loss of equity accounted investments	(2)	—	1	—	—	—	—	(24)	(25)
Charge for doubtful debts	(38)	(149)	(64)	(171)	(24)	(65)	(17)	(3)	(531)
Income tax expense	(288)	(229)	(43)	(57)	(120)	(43)	(65)	(66)	(911)
Outside equity interests	—	(2)	—	—	—	—	—	—	(2)
Profit after income tax	526	466	288	99	236	92	130	33	1,870
Non-Cash Expenses
Depreciation	48	7	9	17	1	9	1	91	183
Amortisation of goodwill	—	1	—	7	7	2	—	—	17
Financial Position
Total external assets	13,597	44,245	29,851	4,881	55,901	12,013	6,013	18,992	185,493
Associate investments	37	—	12	1 0	—	—	—	5	64
Total external liabilities	39,998	37,133	26,112	313	3,014	9,566	6,873	51,933	174,942

(1) Results are equity standardised

(2) Intersegment transfers are accounted for and determined on an arms length or cost recovery basis

(3) Includes Treasury; Operations, Technology & Shared Services; Corporate Centre, Risk & Finance

(4) Includes net profit from disposal of investments

The following analysis details financial information by geographic location.

	2002		2001		2000
Geographic Segment Analysis (5),(6) Consolidated	$m	%	$m	%	$m	%
Income(7)
Australia	8,697	72	9,012	70	7,991	57
New Zealand	1,917	16	2,011	16	1,843	13
Overseas markets	1,393	12	1,801	14	4,197	30
	12,007	100	12,824	100	14,031	100
Total assets
Australia	135,050	74	133,057	72	127,306	74
New Zealand	23,799	13	22,337	12	20,354	12
Overseas markets	24,256	13	30,099	16	24,807	14
	183,105	100	185,493	100	172,467	100

(5) Inter segment transfers are accounted for and determined on an arm’s length or cost recovery basis

(6) The geographic segments represent the locations in which the transaction was booked

(7) 2000 includes abnormal items

43: Notes to the Statements of Cash Flows

	Consolidated			The Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
a) Reconciliation of net profit after income tax to net cash provided by operating activities

	Inflows (Outflows)			Inflows (Outflows)
Net profit after income tax	2,322	1,870	1,747	1,507	1,610
Adjustments to reconcile net profit after income tax to net cash provided by operating activities
Provision for doubtful debts	860	531	502	710	414
Depreciation and amortisation	226	181	186	113	111
Provision for employee entitlements, restructuring and other provisions	248	300	1,354	224	221
Payments from provisions	(436)	(288)	(297)	(299)	(179)
(Profit) on sale of premises and equipment	(5)	(1)	(17)	(1)	(2)
Provision for surplus lease space	1	—	(7)	1	—
(Profit) on sale of controlled entities and associates	(170)	—	(1,239)	—	—
Recovery from NHB litigation	(248)	—	—	(248)	—
Profit on sale of investment securities	(4)	—	—	—	—
Net decrease (increase)
Trading securities	(1,030)	(629)	(25)	(782)	(987)
Interest receivable	328	137	(325)	230	254
Accrued income	(16)	(34)	23	(25)	(31)
Net debit tax balances	46	88	286	69	(20)
Amortisation of discounts/premiums included in interest income	(30)	(52)	(67)	(6)	(5)
Net increase (decrease)
Interest payable	(348)	(285)	332	(272)	(283)
Accrued expenses	(1)	(42)	89	(2)	117
Other	(12)	73	(74)	—	(6)
Total adjustments	(591)	(21)	721	(288)	(396)
Net cash provided by operating activities	1,731	1,849	2,468	1,219	1,214

b)         Reconciliation of cash and cash equivalents

Cash and cash equivalents include liquid assets and amounts due from other financial institutions with an original term to maturity of less than 90 days.  Cash and cash equivalents at the end of the financial year as shown in the statements of cash flows are reconciled to the related items in the statements of financial position as follows

	Consolidated			The Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Liquid assets - less than 90 days	4,821	5,504	2,662	3,432	3,692
Due from other financial institutions - less than 90 days	3,104	3,567	3,800	2,021	3,055
	7,925	9,071	6,462	5,453	6,747

(1) At 30 September 2002, cash and cash equivalents totalling nil (2001: nil; 2000: $2 million)were not available for use outside the local operations due to exchange control regulations

	Consolidated
	2002 $m	2001 $m	2000 $m
c) Acquisitions and disposals(1)
Details of aggregate assets and liabilities of controlled entities and branches acquired, and disposed of, by the Group are as follows:
Fair value of net assets acquired
Net loans and advances	141	408	—
Trading securities	—	4	—
Other assets	106	30	4
Premises and equipment	5	5	14
Payables and other liabilities	(7)	(11)	(6)
Deposits and other borrowings	(230)	(348)	(9)
Income tax liability	—	(42)	(2)
Fair value of net assets acquired	14	46	1
Goodwill on acquisition	53	5	42
Consideration paid	67	51	43
Cash consideration paid	67	36	43
Fair value of net assets disposed
Liquid assets	8	99	520
Due from other financial institutions	—	—	338
Trading securities	—	—	107
Investment securities	36	—	1,592
Net loans and advances	—	—	6,028
Customers’ liabilities for acceptances
Regulatory deposits	—	—	661
Life insurance investment assets	5,090	—	—
Shares in controlled entities and associates	—	—	60
Other assets	38	—	3, 333
Premises and equipment	4	—	272
Due to other financial institutions	—	—	(808)
Deposits and other borrowings	—	—	(10,589)
Liability for acceptances	—	—	(250)
Income tax liability	—	—	11
Payables and other liabilities	(22)	—	(295)
Life insurance policy liabilities	(4,798)	—	—
Provisions	36	—	(25)
Loan capital	—	—	(76)
Fair value of net assets disposed	392	99	1,129
Profit on disposal net of transaction costs	174	—	1,239
Net consideration received/receivable	566	99	2,368
Cash consideration received	—	99	2,368

(1) For details on acquisitions and disposals refer to Note 19

d)         Non-cash financing and investing activities

	Consolidated			The Company
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Share capital issues Dividend reinvestment plan	94	86	236	94	86

	2002		2001
	Available $m	Unused $m	Available $m	Unused $m
e) Financing arrangements
Financing arrangements which are available under normal financial arrangements
Credit stand by arrangements
Standby lines	1,197	551	1,048	188
Other financing arrangements
Over drafts and other financing arrangements	1,124	68	1,273	64
Total finance available	2,321	619	2,321	252

44: Controlled Entities

	Incorporated in	Nature of Business
All controlled entities are 100% owned unless otherwise noted.

The material controlled entities of the Group are
Australia and New Zealand Banking Group Limited	Australia	Banking
ANZ Cover Insurance Pty Ltd	Australia	Self-Insurance
ANZ Executors & Trustee Company Limited	Australia	Trustee/Nominee
ANZ Funds Pty Ltd	Australia	Holding Company
ANZ Holdings (New Zealand) Limited*	New Zealand	Holding Company
EFTPOS New Zealand Limited*	New Zealand	Eftpos Service Provider
ANZ Banking Group (New Zealand) Limited*	New Zealand	Banking
Tui Securities Limited*	New Zealand	Investment
UDC Finance Limited*	New Zealand	Finance
Endeavour Finance Limited*	New Zealand	Finance
Tui Endeavour Limited*	New Zealand	Finance
ANZ International Private Limited*	Singapore	Finance
ANZ Singapore Limited*	Singapore	Merchant Banking
Minerva Holdings Limited*	England	Holding Company
ANZEF Limited*	England	Export Finance
ANZ Lenders Mortgage Insurance Pty Limited	Australia	Mortgage Insurance
ANZ Holdings Pty Ltd	Australia	Property Owner
ANZ Investment Holdings Pty Ltd	Australia	Investment
530 Collins Street Property Trust	Australia	Investment Activities
ANZ Properties (Australia) Pty Ltd	Australia	Property Owner
ANZ Securities (Holdings) Limited	Australia	Holding Company
Australia and New Zealand Banking Group (PNG) Limited*	Papua New Guinea	Banking
Esanda Finance Corporation Limited	Australia	General Finance
Fleet Partners Pty Limited	Australia	Finance
ANZ Capel Court Limited	Australia	Investment Banking
PT ANZ Panin Bank * (1)	Indonesia	Banking
US Distribution Trust I	USA	Investment
US Distribution Trust II	USA	Investment
Alliance Holdings Limited	Australia	Investment
NMRSB Pty Ltd	Australia	Investment
ANZ Financial Products Pty Ltd	Australia	Investment
Orchard Investments Pty Ltd	Australia	Investment

*Audited by overseas KPMG firms

(1) Outside equity interests hold ordinary shares or units in the controlled entities listed above as follows: PT ANZ Panin Bank - 7, 500 IDR 1M shares ((15%)(2001:7, 500 IDR 1M shares (15%))

45: Associates

Significant associates of the Group are as follows:

	Ownership Interest held	Voting Interest	Incorporated in	Carrying Value $m	Reporting date	Principal activity
PT Panin Indonesia Bank (1)	11%	11%	Indonesia	67	31 December	Banking
ECard Pty Ltd (2)	20%	20%	Australia	4	30 June	Smart Cards
Alto Plastics Limited (3)	68%	25%	New Zealand	7	31 March	Manufacturing
Motion Industries Limited (4)	81%	25%	New Zealand	6	31 March	Manufacturing
Australian Convenience Foods Pty Ltd (5)	46%	20%	Australia	7	30 June	Manufacturing
Other associates				8
Total shares in associates				99

(1) An associate from 1 April 2001.  In addition, the Group holds options over a further 18% of PT Panin Indonesia Bank

(2) An associate from 1 June 2000

(3) An associate from 31 October 2000

(4) An associate from 1 April 2001

(5) An associate from 20 August 2002

46: Interests in Joint Venture Entities

The Group has an interest in a joint venture entity as follows:

	Interest held	Voting (2) Interest	Incorporated in	Carrying Value $m	Reporting date	Principal activity
ING Australia Ltd(1)	49%	49%	Australia	1,593	31 December	Funds Management and Insurance

(1) A joint venture entity from 1 May 2002

(2) The Group has right of veto on certain decisions

2002 $m
Retained profits attributable to the joint venture entity
At the beginning of the financial year	—
At the end of the financial year	2
Movement in the carrying amount of the joint venture entity
Carrying amount at the commencement of the joint venture entity	1,591
Share of net profit	2
Distributions received	—
Carrying amount at the end of the financial year	1,593
Share of assets and liabilities(1)
Investments	9,140
Other assets	732
Total assets	9,872
Policyholder liabilities	8,508
Other liabilities	373
Total liabilities	8,881
Net assets	991
Share of revenues, expenses and results
Revenues	195
Expenses	169
Profit from ordinary activities before income tax	26
Income tax	6
Profit from ordinary activities after income tax	20
Amortisation of notional goodwill	(18)
Net equity accounted profit	2
Share of commitments
Lease commitments	163
Other commitments	166
Total expenditure commitments	329

(1) This represents the Group’s share of the assets and liabilities of ING Australia, less outside equity interests and including goodwill on acquisition of ANZ Funds Management entities

47: Commitments

	Consolidated		The Company
	2002 $m	2001 $m	2002 $m	2001 $m
Capital expenditure
Contracts for outstanding capital expenditure
Not later than 1 year	75	32	38	9
Later than 1 year but not later than 5 years	—	1	—	—
Total capital expenditure commitments	75	33	38	9
Lease rentals
Future rentals in respect of leases
Land and buildings
Not later than 1 year	163	133	133	110
Later than 1 year but not later than 5 years	426	359	347	290
Later than 5 years	450	471	427	450
	1,039	963	907	850
Furniture and equipment
Not later than 1 year	16	9	10	4
Later than 1 year but not later than 5 years	7	17	3	14
	23	26	13	18
Total lease rental commitments	1,062	989	920	868
Total commitments	1,137	1,022	958	877

The Group leases land and buildings under operating leases expiring from one to five years.  Leases generally provide the Group with a right of renewal at which time all terms are renegotiated.  Lease payments comprise a base amount plus an incremental contingent rental.  Contingent rentals are based on either movements in the Consumer Price Index or operating criteria.

48: Contingent Liabilities and Credit Related Commitments

Credit related commitments

The credit risk of the following facilities may be less than the contract amount, but as it cannot be accurately determined, the credit risk has been taken to be the contract amount.

	Consolidated		The Company		Controlled Entities
	2002 Contract amount $m	2001 Contract amount $m	2002 Contract amount $m	2001 Contract amount $m	2002 Contract amount $m	2001 Contract amount $m
Undrawn facilities	60,373	56,766	54,271	49,751	6,102	7,014
Underwriting facilities	36	210	36	54	—	156
	60,409	56,976	54,307	49,805	6,102	7,170

Contingent liabilities

The Group guarantees the performance of customers by issuing standby letters of credit and guarantees to third parties.  The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers, therefore these transactions are subjected to the same credit origination, portfolio management and collateral requirements for customers applying for loans.  As the facilities may expire without being drawn upon, the notional amounts do not necessarily reflect future cash requirements.

The credit risk of these facilities may be less than the contract amount, but as it cannot be accurately determined, the credit risk has been taken to be the contract amount.

	Consolidated		The Company		Controlled Entities
	2002 Contract amount $m	2001 Contract amount $m	2002 Contract amount $m	2001 Contract amount $m	2002 Contract amount $m	2001 Contract amount $m
Guarantees	3,580	4,496	3,526	4,417	54	79
Credit derivatives - sold	3,088	—	3,088	—	—	—
Stand by letters of credit	1,952	1,412	1,932	1,329	20	83
Bill endorsements	298	430	298	430	—	—
Documentary letters of credit	1,620	1,396	1,505	1,274	115	122
Performance related contingents	11,161	9,174	10,907	9,049	254	125
Other(1)	935	1,930	552	1,874	383	56
Total contingent liabilities	22,634	18,838	21,808	18,373	826	465

(1) In addition the Group had no equity underwriting commitments at 30 September 2002 (2001: nil) which are classified as market risk exposures

The details and estimated maximum amount of contingent liabilities that may become payable are set out below.

(i)                                     Clearing and Settlement Obiligations

In accordance with the clearing and settlement arrangements set out in the Australian Payments Clearing Association Limited (APCA) Regulations for the Australian Paper Clearing System, the Bulk Electronic Clearing System and the High Value Clearing System (HVCS) and in the Austraclear System Regulations, the Company has a commitment to participate in loss-sharing arrangements in the event of a failure to settle by a member institution.  For both the APCA HVCS and Austraclear, the obligation arises only in limited circumstances.

(ii)                                  The Group will indemnify each customer of controlled entities engaged in nominee activities against loss suffered by reason of such entities failing to perform any obligation undertaken by them to a customer.

(iii)                               Interbank Deposit Agreement

ANZ has entered into an Interbank Deposit Agreement with the major banks in the payments system.  This agreement is a payment system support facility certified by the Australian Prudential Regulatory Authority, where the terms are such that if any bank is experiencing liquidity problems, the other participants are required to deposit equal amounts of up to $2 billion for a period of 30 days.  At the end of 30 days the deposit holder has the option to repay the deposit in cash or by way of assignment of mortgages to the value of the deposit.

(iv)                              Tax Audit

ANZ in Australia is being audited by the Australian Taxation Office (ATO).  There are several major issues that the ATO is considering, including:

•                  Lease assignments in 1991 and 1992.  Tax assessments have been received and are being contested in the Federal Court. Profit after tax of approximately $50 million was earned from these transactions.

•                  During the years 1996 - 2002 ANZ was involved in securities lending, equity swaps, and other similar kinds of transactions in the normal course of its business of banking.  Total profit after tax from these transactions was less than $200 million.  The ATO is reviewing these transactions. ANZ received external advice in support of the taxation treatment of these transactions prior to commencing them.  This advice was based on the taxation law as understood at the time these transactions were undertaken, and strongly supports ANZ’s position.

•                  Sale of Grindlays in 2000.  At ANZ’s request the ATO is reviewing the taxation treatment of this transaction.  ANZ’s profit after tax from this transaction was $404 million.

Based on external advice, ANZ has assessed the likely progress of these issues, and believes that it holds appropriate provisions.

(v)                                 Sale of Grindlays businesses

As part of the sale on 31 July 2000 of ANZ Grindlays Bank Limited and the private banking business of ANZ in the United Kingdom and Jersey, together with ANZ Grindlays (Jersey) Holdings Limited and its subsidiaries (the Grindlays businesses), to Standard Chartered Bank (SCB), ANZ provided warranties relating to those businesses.  Where it is anticipated that payments are likely under these warranties, provisions have been made to cover the anticipated liability.

In addition, ANZ provided SCB and/or Grindlays with certain indemnities.  Those indemnities under which ANZ remains exposed as at 30 September 2002 are:

•                                          an indemnity relating to liabilities Grindlays may incur as a result of certain claims made against Grindlays and its officers in India (the Indian Indemnity). Details of this indemnity are set out below;

•                                          an indemnity in relation to certain customer accounts written by Grindlays prior to 31 July 2000.  This indemnity covers 80% of losses emerging on accounts totalling up to USD 64 million at 30 September 2002; and

•                                          an indemnity relating to tax liabilities of Grindlays (and its subsidiaries) and the Jersey Sub-Group to the extent to which such liabilities have not been provided for in the Grindlays accounts as at 31 July 2000.

Claims have been made under the above indemnities and also in relation to certain warranties made by ANZ at the time of sale.  Discussions are continuing on the outstanding claims; at present the Group is confident that they will have no material impact on the Group.

The Indian Indemnity requires ANZ to pay SCB for losses that Grindlays incurs as a result of certain claims that have been or may be made against Grindlays and its officers in India.  Under the terms of the Indian Indemnity, ANZ will have control of matters for which it is potentially liable.  No settlement offer can be made or paid by Grindlays without the prior agreement of ANZ.  ANZ will continue to manage these matters in the best interests of the shareholders taking into account its legal obligations.

On 19 January 2002 Grindlays completed the settlement of its long running dispute with India’s National Housing Bank (NHB).  The dispute originated in 1992. Since January 2001 the amount in dispute had been deposited with the Supreme Court of India.  Of this amount (including interest) of Rupees 16.45 billion (AUD 661 million at 19 January 2002 rates), Grindlays recovered under the terms of the settlement Indian Rupees 6.20 billion (AUD 248 million), with NHB receiving the balance.  ANZ in turn received a payment of USD 124 million from SCB under the terms of the Indian Indemnity.

ANZ remains liable for other claims under the Indian Indemnity, including in relation to the following two matters that are the subject of current proceedings involving Grindlays or its officers:

•                                          In 1991, certain amounts were transferred from non-convertible Indian Rupee accounts maintained with Grindlays in India.  In making these transactions it would appear that the provisions of the Foreign Exchange Regulation Act 1973 were inadvertently not complied with. Grindlays on its own initiative, brought these transactions to the attention of the Reserve Bank of India.  The Indian authorities have served notices on Grindlays and certain of its officers in India that could lead to possible penalties.  Grindlays has commenced proceedings in the courts contesting the validity of these notices.

•                                          In July 2002, Grindlays was ordered to repay, with interest, two payments it received from a stockbroker in 1991 in connection with securities transactions.  Grindlays has commenced proceedings challenging the validity of these orders, which direct repayment of Indian Rupees 24 million (AUD $0.9 million at 30 September 2002 rates, plus interest accruing at 24% since 1991).  Since July Grindlays has been given notice of hearings in relation to a further six payments received by it in 1991 in similar circumstances totalling Indian Rupees 31 million (AUD 1.2 million at 30 September 2002 rates).

(vi)                              Pursuant to class order 98/1418 dated 13 August 1998, relief was granted to a number of wholly owned controlled entities from the Corporations Act 2001 requirements for preparation, audit, and publication of financial statements.  The entities to which relief was granted are

ANZ Properties (Australia) Pty Ltd(1)	Binnstone Traders Pty Limited(1)

Alliance Holdings Pty Ltd(1)	Deori Pty Ltd(1)

ANZ Capital Hedging Pty Ltd(1)	E S & A Holdings Pty Ltd(1)

ANZ Funds Pty Ltd(1)	NMRSB Pty Ltd(1)

ANZ Nominees Limited(1)	Jikk Pty Ltd(1)

Orchard Investments Pty Ltd(2)	LFD Limited(1)

Votraint No. 1103 Pty Limited(2)

(1) Relief granted on 21 August 2001

(2) Relief granted on 13 August 2002

It is the condition of the class order that the Company and each of the above controlled entities enter into a Deed of Cross Guarantee. A Deed of Cross Guarantee under the class order was lodged and approved by the Australian Securities and Investments Commission.  The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up any of the controlled entities under certain provisions of the Corporations Act 2001.The Company will only be liable in the event that after six months any creditor has not been paid in full.  The controlled entities have also given similar guarantees in the event that the Company is wound up.  The consolidated statement of financial performance and consolidated statement of financial position of the Company and its wholly owned controlled entities which have entered into the Deed of Cross Guarantee are:

	Consolidated
	2002 $m	2001 $m
Profit before tax	1,955	2,841
Income tax expense	(654)	(674)
Profit after income tax	1,301	2,167
Retained profits at start of year(1)	4,348	3,363
Total available for appropriation	5,649	5,530
Ordinary share dividends provided for or paid	(882)	(1,062)
Retained profits at end of year	4,767	4,468
Assets
Liquid assets	5,998	6,032
Investment securities	2,606	2,512
Net loans and advances	100,999	93,482
Other assets	40,520	47,396
Premises and equipment	1,189	1,070
Total assets	151,312	150,492
Liabilities
Deposits and other borrowings	85,258	76,552
Income tax liability	1,064	989
Payables and other liabilities	53,218	61,004
Provisions	1,611	1,981
Total liabilities	141,151	140,526
Net assets	10,161	9,966
Shareholders’ equity	10,161	9,966

(1) The Companies included in the class order have changed, accordingly retained profits have not carried forward

(vii)                           The Company has guaranteed payment on maturity of the principal and accrued interest of commercial paper notes issued by ANZ (Delaware) Inc. of $1,654 million (2001: $4,059 million).

(viii)                        The Company is party to an underpinning agreement with ANZ Banking Group (New Zealand) Limited whereby the Company undertakes to assume risk in relation to credit facilities extended by ANZ Banking Group (New Zealand) Limited to individual customers which exceed 35% of ANZ Banking Group (New Zealand) Limited’s capital base.

(ix)                                The Company is party to an underpinning agreement with Australia and New Zealand Banking Group (PNG) Limited whereby the Company undertakes to assume risk in relation to credit facilities extended by Australia and New Zealand Banking Group (PNG) Limited to individual customers which exceed 50% of Australia and New Zealand Banking Group (PNG) Limited’s capital base.

General

There are outstanding court proceedings, claims and possible claims against the Group, the aggregate amount of which cannot readily be quantified. Appropriate legal advice has been obtained and, in the light of such advice, provisions have been made as deemed necessary.

49: Superannuation Commitments

A number of pension and superannuation schemes have been established by the Group worldwide.  The Group is obliged to contribute to the schemes as a consequence of legislation and provisions of trust deeds.  Legal enforceability is dependent on the terms of the legislation and trust deeds.  The major schemes with assets in excess of $25 million are:

Contribution levels
Country	Scheme	Scheme type	Employee	Employer
Australia	ANZ Australian Staff Superannuation Scheme(1),(2)	Defined Contribution Scheme Section C	optional	Balance of cost(3)
or
		Defined Contribution Scheme Section A	optional	9% of salary(4)
or
		Defined Benefit Scheme Pension Section Account	nil	Balance of cost

New Zealand	ANZGROUP (New Zealand) Staff Superannuation Scheme(1),(2)	Defined Benefit Scheme(5)	nil	Balance of cost
or
		Defined Contribution Scheme	2.5 min%	7.5% of salaries

England	ANZ UK Staff Pension Scheme(1)	Defined Benefit Scheme	nil	Balance of cost

Balance of cost: the Group’s contribution is assessed by the actuary after taking account of members’ contributions and the value of the schemes’ assets

(1)     These schemes provide for pension benefits

(2)     These schemes provide for lump sum benefits

(3)     As recommended by the actuary, currently 9% of members’ superannuation salaries

(4)     From 1 October 2001 to 30 June 2002 the contribution rate was 8% of salary

(5)     Closed to new members on 31 March 1990.  Operates to make pension payments to retirees who were members of that section of the scheme

The details of major defined benefit schemes with assets in excess of $25 million are as follows:

2002 Schemes	Employer’s contribution $m	Accrued benefits $m	Net market value of assets held by scheme $m	Excess of net market value of assets over accrued benefits $m	Vested benefits $m
ANZ Australian Staff Superannuation Scheme Pension Section Account(1)	—	46	47	1	46
ANZ UK Staff Pension Scheme(1)	—	998	1,053	55	963

2001 Schemes	Employer’s contribution $m	Accrued benefits $m	Net market value of assets held by scheme $m	Excess of net market value of assets over accrued benefits $m	Vested benefits $m
ANZ Australian Staff Superannuation Scheme Pension Section Account(2)	—	48	50	2	48
ANZ UK Staff Pension Scheme(2)	—	943	1,228	285	904

(1)     Amounts were measured at 31 December 2001

(2)     Amounts were measured at 31 December 2000

50: Fiduciary Activities

The Group conducts investment fiduciary activities for trusts, including deceased estates.  These trusts have not been consolidated as the Company does not have direct or indirect control.

Where the Company or its controlled entities incur liabilities in respect of these operations as trustee, a right of indemnity exists against the assets of the applicable funds or trusts.  As these assets are sufficient to cover the liabilities and it is therefore not probable that the Company or its controlled entities will be required to settle the liabilities, the liabilities are not included in the financial statements.

The aggregate amounts of funds concerned are as follows:

	2002 $m	2001 $m
Funds managed(1)	—	15,810
Trusteeships	1,849	3,240
	1,849	19,050

(1)     As at 30 September 2002, the ANZ/INGA joint venture had funds under management of $26,642 million

51: Employee Share and Option Plans

The Company has five share purchase and option incentive plans available for employees and directors of the Group: the ANZ Employee Share Acquisition Plan; the ANZ Share Purchase Scheme; the ANZ Employee Share Save Scheme(1); the ANZ Share Option Plan and the ANZ Directors’ Share Plan.  Shareholders of the Company have approved the implementation of each of the current plans.  Fully paid ordinary shares issued under these plans rank equally with other existing fully paid ordinary shares.

Each option granted under the ANZ Share Option Plan entitles a holder to purchase one ordinary share subject to any terms and conditions imposed on issue.

An offer to employees and directors cannot be made under any of the schemes if an issue pursuant to that offer will result in the aggregate of shares issued and options granted over unissued shares held for employees under various employee share and option incentive schemes exceeding 7% of the issued capital (and unexercised options) of the Company.

Amounts received from the ANZ Employee Share Acquisition Plan and the ANZ Share Purchase Scheme, on fully paid and partly paid shares, are recognised as share capital.

The closing market price of one ordinary share at 30 September 2002 was $17.65.

Amounts received from exercising options under the ANZ Share Option Plan during the financial year, excluding calls on partly paid shares issued in prior financial years, were recognised as follows:

	The Company
	2002 $	2001 $
Share capital	57,131,915	21,426,988
General reserve	(26)	(12,113)

ANZ Employee Share Acquisition Plan

All permanent employees who have had continuous service for one year with the Company or any of its controlled entities may be eligible to participate in a scheme enabling the issue of up to $1,000 of shares to an employee in each financial year.  During the financial year, 1,070,986 shares with an average issue price of $17.21 were issued under the $1,000 scheme.

Selected employees may also be issued deferred shares which vest in the employee after a qualifying period.  Ordinary shares acquired under this plan are held in trust and have restrictions on their disposal.  During the financial year, 3,074,002 (2001: 4,756,024, 2000: 2,565,559) deferred shares were issued under this Plan.

(1) The ANZ Employee Share Save Scheme is a scheme which operates under the ANZ Employee Share Acquisition Plan

ANZ Share Purchase Scheme

Officers eligible to participate in this scheme may be offered fully paid ordinary shares.  During the financial year, no fully paid ordinary shares were issued under the scheme.

At 30 September 2002, 1,272,500 fully paid ordinary shares remained subject to the rules of this scheme.

ANZ Employee Share Save Scheme

Employees have the opportunity to request that a proportion of their income be directed to the purchase of ANZ shares.  The amount they elect to contribute is deducted fortnightly and shares are purchased on market quarterly in arrears.  The Company contributes 5% of the purchase price and pays for brokers fees and (prior to 1 July 2001) stamp duty.  During the financial year 1,831 employees participated in the scheme and 288,324 shares were purchased. The number of shares acquired since the commencement of the scheme is 472,442.  Senior executives are not eligible to receive the 5% discount.

ANZ Share Option Plan

Selected employees may be granted options which entitle them to purchase ordinary fully paid shares in the Company at a price fixed at the time when the options are issued.

11,119,785 options with a weighted average grant date fair value of $3.21 were issued during the financial year and 760,506 options lapsed during the financial year.

At 30 September 2002, 32,435,347 options were outstanding under this scheme.

No. of options outstanding at 30 September 2002	Exercise price	Earliest exercise date	Expiry date
2,565	$11.45	23 Mar 2001	22 Jan 2003	(2)
325,000	$9.51	24 Feb 2001	23 Feb 2003	(1),(2)
71,501	$0.00	24 Oct 2002	27 Oct 2003	(1)
250,000	$8.97	28 Oct 2001	27 Oct 2003	(1),(2)
195,000	$10.34	11 Dec 2001	10 Dec 2003	(1),(2)
500,000	$17.52	31 Dec 2003	31 Dec 2007	(1)
10,000	$10.41	28 Jan 2002	27 Jan 2004	(1),(2)
82,000	$11.44	25 Mar 2002	24 Mar 2004	(1),(2)
23,421	$0.00	24 Oct 2003	24 Apr 2004
1,852,500	$11.20	2 Jun 2002	1 Jun 2004	(1),(2)
2,500	$11.26	7 Jun 2002	6 Jun 2004	(2)
150,000	$11.30	12 July 2002	11 Jul 2004	(1),(2)
900,000	$9.94	27 Oct 2002	26 Oct 2004	(1)
750,000	$11.49	31 Dec 2002	31 Dec 2004	(1)
750,000	$14.78	31 Dec 2003	31 Dec 2004	(1)
100,000	$10.63	31 Jan 2003	30 Jan 2005	(1)
500,000	$17.20	31 Dec 2004	31 Dec 2006	(1)
1,050,000	$10.11	23 Feb 2003	22 Feb 2007	(1)
350,000	$10.20	8 Mar 2003	7 Mar 2007	(1)
447,500	$11.81	23 May 2003	23 May 2007	(1)
200,000	$12.23	7 Jun 2003	6 Jun 2007	(1)
75,000	$12.75	26 Sep 2003	25 Sept 2007
2,373,258	$14.34	22 Nov 2003	21 Nov 2007	(1)
2,676,000	$14.63	25 Oct 2003	7 Feb 2008
4,510,025	$14.92	21 Feb 2004	20 Feb 2008
75,000	$15.47	27 Feb 2004	26 Feb 2008	(1)
50,000	$15.66	7 Mar 2004	6 Mar 2008	(1)
3,604,752	$13.70	25 Apr 2004	24 Apr 2008	(1)
194,800	$13.70	7 May 2004	6 May 2008
453,500	$15.33	1 Jun 2004	31 May 2008
76,000	$16.49	21 Aug 2004	20 Aug 2008	(1)
84,000	$16.81	27 Aug 2004	26 Aug 2008
50,000	$17.05	24 Oct 2004	23 Oct 2008	(1)
4,399,250	$17.05	25 Oct 2004	24 Oct 2008	(1)
20,000	$18.21	26 Feb 2005	25 Feb 2009	(1)
4,821,805	$18.75	24 Apr 2005	24 Apr 2009
145,000	$19.27	14 May 2005	13 May 2009
297,970	$19.27	28 Jun 2005	27 Jun 2009
17,000	$17.90	27 July 2005	21 Jul 2009	(1)

(1) subject to performance condition

(2) options exercisable as at 30 September 2002

These options will expire immediately on termination of employment, except in the event of retirement, retrenchment, death or disablement or where agreed by the Directors of the Company, in which case the exercise of the options may be allowed.

The following options were exercised by employees and former employees during the financial year:

171,550	options exercised at $ 8.76 per share	36,959	options exercised at $11.45 per share
100,000	options exercised at $ 8.93 per share	60,000	options exercised at $11.64 per share
625,000	options exercised at $ 8.97 per share	195,000	options exercised at $11.81 per share
600,000	options exercised at $ 9.51 per share	500,000	options exercised at $12.11 per share
120,000	options exercised at $10.11 per share	160,450	options exercised at $13.70 per share
310,000	options exercised at $10.34 per share	121,000	options exercised at $14.34 per share
150,000	options exercised at $10.44 per share	172,500	options exercised at $14.63 per share
50,000	options exercised at $10.64 per share	213,750	options exercised at $14.92 per share
812,500	options exercised at $11.20 per share	16,500	options exercised at $15.33 per share
25,000	options exercised at $11.29 per share	6,750	options exercised at $16.81 per share
500,000	options exercised at $11.39 per share	81,375	options exercised at $17.05 per share
63,000	options exercised at $11.44 per share	12,256	options exercised at $18.75 per share

In the event of a takeover offer or takeover announcement, the directors of the Company may allow the options to be exercised.

If there is a bonus issue prior to the expiry or exercise of the options, then upon exercise of the options, option holders are entitled to those shares as if the options had been exercised prior to that issue.  Those shares will be allotted to the option holder when the options are exercised.

As at the date of the Directors’ Report, unexercised options over ordinary shares are as per the table above, adjusted for the exercise of the following options which were exercised by employees and former employees since the end of the financial year:

11,727	options exercised at $ 0.00 per share	38,725	options exercised at $13.70 per share
100,000	options exercised at $ 8.97 per share	38,000	options exercised at $14.34 per share
150,000	options exercised at $ 9.94 per share	28,400	options exercised at $14.63 per share
40,000	options exercised at $10.11 per share	46,700	options exercised at $14.92 per share
25,000	options exercised at $10.34 per share	13,000	options exercised at $15.33 per share
785,000	options exercised at $11.20 per share	2,250	options exercised at $16.81 per share
20,000	options exercised at $11.44 per share	37,850	options exercised at $17.05 per share
2,500	options exercised at $11.81 per share	202	options exercised at $18.75 per share

For options granted in the current year the valuation is based on a numerical pricing method which takes into account the probability of achieving the performance hurdle required for these options to vest. The following significant assumptions were adopted to determine the fair value of options:

Weighted Average	2002		2001		2000
Risk free interest rate	6.14%		6.33%		5.98%
Life of options	6.8	years	6.9	years	6.2	years
Volatility of share price	22.00%		24.96%		24.88%
Dividend rate	4.45%		4.66%		6.03%

The following table provides information in respect of movements in the number of options and the weighted average exercise price:

	2002 Number	Weighted Average Exercise Price $	2001 Number	Weighted Average Exercise Price $	2000 Number	Weighted Average Exercise Price $
Options outstanding at the start of the year	27,179,658	12.91	13,443,974	10.53	10,018,633	10.35
Options granted during the year	11,119,785	17.73	16,365,860	14.49	4,671,000	10.73
Options expired during the year	760,506	13.99	505,056	12.54	230,563	10.76
Options exercised during the year	5,103,590	11.19	2,125,120	10.08	1,015,096	9.54
Options outstanding at the end of the year	32,435,347	14.81	27,179,658	12.91	13,443,974	10.53

ANZ Directors’ Share Plan

Directors may elect to forgo remuneration to which they may have otherwise become entitled and receive shares to the value of the remuneration forgone. Participation in the Plan is voluntary.

The shares are purchased on market and are held upon trust for periods ranging from 1 to 10 years.  The director selects the period.  The shares may also be subject to forfeiture for serious misconduct.  All costs associated with the Plan are met by the Company.

At 30 September 2002 344,843 shares were held under this Plan.  During the year, 128,044 shares were issued under this Plan.

52: Related Party Disclosures

The directors during the year were:

C B Goode (Chairman)	M A Jackson
J C Dahlsen	J McFarlane
R S Deane	B W Scott
J K Ellis	G K Toomey (resigned 8 October 2001)
D M Gonski (appointed 7 February 2002)

Australian banks, parent entities of Australian banks and controlled entities of Australian banks have been exempted, subject to certain conditions, by an Australian Securities and Investments Commission (ASIC) class order, 98/110 dated 10 July 1998, from making disclosures of loans made, guaranteed or secured by a bank to related parties (other than specified categories of directors) and financial instrument transactions (other than shares and share options) of a bank where a director of the relevant entity is not a party to the transaction and where the loan or financial instrument transaction is lawfully made and occurs in the course of ordinary banking business either at arm’s length or with the approval of a general meeting of the relevant entity and its ultimate chief entity (if any).

The class order does not apply to a loan or financial instrument transaction of which any director of the relevant entity should reasonably be aware that, if not disclosed, would have the potential to adversely affect the decisions made by users of the financial statements about the allocation of scarce resources.

A condition of the class order is that for each financial year to which it applies, the Company must provide evidence to ASIC that the Company has systems of internal controls and procedures which:

(i)                                     in the case of any material financial instrument transaction, ensure that; and

(ii)                                  in any other case, are designed to provide a reasonable degree of assurance that, any financial instrument transaction of a bank which may be required to be disclosed in the Company’s financial statements and which is not entered into regularly, is drawn to the attention of the directors.

(a)                                  Transactions with directors and director-related entities

Shares and Share Options

The aggregate number of shares issued to, acquired for, disposed or no longer held by directors, and share options granted to directors of the Company and their director-related entities by the Company during the financial year were as follows:

	The Company
	2002 No.	2001 No.
Fully paid ordinary shares in the Company acquired	1,127,098	258,333
Fully paid ordinary shares in the Company disposed of or no longer held by directors	605,864	—
Options granted under the ANZ Share Option Plan	1,000,000	750,000

Aggregate number of shares and share options held directly, indirectly or beneficially by directors of the Company and their director-related entities, as at balance date, were as follows:

	2002 No.	2001 No.
Fully paid ordinary shares in the Company	1,561,350	1,040,116
Fully paid deferred shares in the Company issued under previous employee Plan	87,190	87,190
Share options over ordinary shares in the Company	2,500,000	2,500,000

Directors of the Company and their director-related entities receive normal dividends on these shares.

Loans made to Directors

Loans made to non-executive directors of the Company and controlled entities are made in the course of ordinary business on normal commercial terms and conditions.  Loans to executive directors of the Company and controlled entities are made pursuant to the Executive Directors’ Loan Scheme authorised by shareholders on 18 January 1982,on the same terms and conditions applicable to other employees within the Group in accordance with established policy.

Under the Australian Securities and Investments Commission class order referred to above, disclosure is limited to the aggregate amount of loans made, guaranteed or secured by:

(i)             the Company to its directors;

(ii)          any controlled entity to the directors of the Company;

(iii)       banking corporation controlled entities to their directors; and

(iv)      non-banking corporation controlled entities to directors of controlled entities and to parties related to any one of them or the directors of the Company.

The directors involved were:

S Armstrong(2)	P Cromby(1),(2),(3),(4)
D Gonski(2)	C B Goode(2)
D Hannam(1),(2)	D Hornery(1),(2)
M A Jackson(1),(2)	M Kalangis(1),(2)
J McFarlane(1),(2),(3),(4)	N Merrick(1),(2),(3),(4)
B Poedijirahard(1),(2),(3),(4)	M Rostian(1),(2),(3),(4)
M Tilbrook(1),(2)	J Todd(1),(2)
G Tunstall(1),(2),(3),(4)

(1) Repayments made during the year

(2) Loans made or outstanding during the year

(3) Repayments made during the prior year

(4) Loans made during the prior year

The aggregate amount of such loans outstanding at 30 September 2002 were:

	Consolidated		The Company
	2002 $’000	2001 $’000	2002 $’000	2001 $’000
Balance outstanding at 30 September	12,663	4,790	11,984	4,379
Total interest received	843	300	775	292
The aggregate amount of repayments received from directors and their director-related entities during the financial year was:
Normal terms and conditions	6,518	516	6,518	516
Employee terms and conditions	106	27	—	—
The aggregate amount of loans made during the financial year was:
Normal terms and conditions	11,518	879	11,518	879
Employee terms and conditions	36	68	—	—

Other transactions of Directors and Director-Related Entities

(i)             Financial instrument transactions

Under the Australian Securities and Investments Commission class order referred to above, disclosure of financial instrument transactions regularly made by a bank is limited to disclosure of such transactions with a director of the entity concerned.  Financial instrument transactions which have occurred on arm’s length terms and conditions, and are deemed trivial or domestic in nature are required to be disclosed by general description.

Financial instrument transactions between the directors and the banks during the financial year were in the nature of normal personal banking, investment and deposit transactions.  These transactions occurred on an arm’s length basis and on normal commercial terms and conditions no more favourable than those given to other employees or customers.

(ii)          Transactions other than financial instrument transactions of banks

All transactions with directors and their director-related entities are conducted on arm’s length terms and conditions, and are deemed trivial or domestic in nature.  These transactions are in the nature of deposits, debentures, or investment transactions conducted with non-bank controlled entities.

All other transactions with director-related entities occur within a normal customer or supplier relationship and are on arms length terms.

(b)          Transactions with associates and joint venture entities

During the course of the financial year the Company and the Group conducted transactions with associated and joint venture entities on normal commercial terms and conditions as shown below:

	Consolidated		The Company
	2002 $’000	2001 $’000	2002 $’000	2001 $’000
Aggregate
Amounts receivable from associates and joint venture entities	26,097	12,412	—	—
Interest revenue	—	896	—	—
Dividend revenue	760	12,400	760	—
Commissions received from joint venture	32,019	—	32,019	—
Costs recovered from joint venture	12,213	—	12,213	—

53: Remuneration of Directors

Remuneration includes income from salaries, bonuses, other benefits (including non-cash benefits), retirement benefits and superannuation contributions.  The maximum total remuneration for non-executive directors of the Company was set at the Annual General Meeting held on 21 January 1998 at $1.5 million.  Total fees paid to non-executive directors by the Company for the year were $1.1 million (2000: $1.0 million).  Retirement benefits paid to directors of the Company are detailed in the Directors’ Report.

The number of directors of the Company with total income in each of the following bands was:

	The Company
	2002	2001
$90,001 to $100,000	2	1
$110,001 to $120,000	—	4
$120,001 to $130,000	1	—
$130,001 to $140,000	3	—
$190,001 to $200,000	—	1
$210,001 to $220,000	1	—
$320,001 to $330,000	—	1
$350,001 to $360,000	1	—
$2,890,001 to $2,900,000	1	—
$3,090,001 to $3,100,000	—	1
Total number of directors	9	8

	Consolidated		The Company
	2002 $’000	2001 $’000	2002 $’000	2001 $’000
Total income paid or payable to directors of the Company and controlled entities from the Company or related entity(1)	42,606	42,503	4,194	4,163

(1) Including the total income of executive directors, excluding directors of controlled entities who are executives of the Company

54: Remuneration of Executives

Executives are defined as members of the Chief Executive’s Group.  The membership of this Group was expanded in 2002.  Remuneration includes salaries, bonuses, other benefits (including non-cash benefits), and superannuation contributions.  The remuneration of executives who work wholly or mainly outside Australia are excluded from this disclosure.  Executive emoluments disclosed in the Directors’ Report include the emoluments of the five highest paid executives, calculated to include the fair value of options issued in 2002.  For the purposes of this note, options are valued at intrinsic value (nil).

The number of executives with total remuneration exceeding $100,000 in each of the following bands was:

	Consolidated		The Company
	2002	2001	2002	2001
$130,001 to $140,000	—	1	—	1
$190,001 to $200,000	1	1	1	1
$250,001 to $260,000	1	—	1	—
$260,001 to $270,000	1	—	1	—
$280,001 to $290,000	1	—	1	—
$290,001 to $300,000	—	1	—	1
$330,001 to $340,000	—	1	—	1
$340,001 to $350,000	1	—	1	—
$350,001 to $360,000	1	—	1	—
$360,001 to $370,000	1	1	1	1
$370,001 to $380,000	1	—	1	—
$390,001 to $400,000	2	—	2	—
$400,001 to $410,000	1	—	1	—
$420,001 to $430,000	1	—	1	—
$430,001 to $440,000	1	—	1	—
$440,001 to $450,000	1	—	1	—
$460,001 to $470,000	3	—	3	—
$470,001 to $480,000	1	—	1	—
$530,001 to $540,000	1	—	1	—
$550,001 to $560,000	—	1	—	1
$560,001 to $570,000	2	—	2	—
$570,001 to $580,000	4	—	4	—
$590,001 to $600,000	1	—	1	—
$600,001 to $610,000	1	1	1	1
$610,001 to $620,000	1	—	1	—
$620,001 to $630,000	1	—	1	—
$640,001 to $650,000	—	1	—	1
$670,001 to $680,000	1	—	1	—
$680,001 to $690,000	—	1	—	1
$690,001 to $700,000	—	1	—	1
$740,001 to $750,000	1	—	1	—
$760,001 to $770,000	1	—	1	—
$770,001 to $780,000	1	—	1	—
$790,001 to $800,000	1	—	1	—
$810,001 to $820,000	1	—	1	—
$820,001 to $830,000	1	—	1	—
$830,001 to $840,000	—	1	—	1
$860,001 to $870,000	2	—	2	—
$910,001 to $920,000	1	—	1	—
$920,001 to $930,000	1	1	1	1
$930,001 to $940,000	—	1	—	1
$950,001 to $960,000	—	1	—	1
$970,001 to $980,000	1	—	1	—
$980,001 to $990,000	—	1	—	1
$1,030,001 to $1,040,000	—	1	—	1
$1,101,001 to $1,110,000	—	1	—	1
$1,110,001 to $1,120,000	2	—	2	—
$1,120,001 to $1,130,000	—	1	—	1
$1,140,001 to $1,150,000	—	1	—	1
$1,160,001 to $1,170,000	1	—	1	—
$1,190,001 to $1,200,000	1	—	1	—
$1,200,001 to $1,210,000	1	—	1	—
$1,240,001 to $1,250,000	1	—	1	—
$1,290,001 to $1,300,000	—	1	—	1
$1,340,001 to $1,350,000	1	—	1	—
$1,430,001 to $1,440,000	2	—	2	—
$1,470,001 to $1,480,000	—	1	—	1
$1,480,001 to $1,490,000	—	1	—	1
$1,490,001 to $1,500,000	1	1	1	1
$1,500,001 to $1,510,000	—	1	—	1
$1,540,001 to $1,550,000	1	—	1	—
$1,550,001 to $1,560,000	1	—	1	—
$1,580,001 to $1,590,000	1	—	1	—
$1,590,001 to $1,600,000	—	1	—	1
$2,890,000 to $2,900,000	1	—	1	—
$3,090,001 to $3,100,000	—	1	—	1
Total number of executives	55	26	55	26
Total remuneration received or due and receivable directly or indirectly by executives of the Company and controlled entities ($’000)	43,477	25,500	43,477	25,500

55: US GAAP Reconciliation

The consolidated financial statements of the Group are prepared in accordance with Generally Accepted Accounting Principles applicable in Australia (Australian GAAP) which differ in some respects from Generally Accepted Accounting Principles in the United States (US GAAP).

The following are reconciliations of the net profit, shareholders’ equity and total assets, applying US GAAP instead of Australian GAAP.

	Note		2002 $m	2001 $m	2000 $m
Net profit reported under Australian GAAP(1)			2,322	1,870	1,747
Items having the effect of increasing (decreasing) reported income (total tax impact of adjustments shown separately):
Employee share issue and options	(xviii	)	(40)	(49)	(54)
Depreciation charged on the difference between revaluation amount and historical cost of buildings	(i	)	2	2	3
Difference in gain or loss on disposal of properties revalued under historical cost	(i	)	5	17	168
Revaluation of properties	(i	)	—	—	(72)
Deferred profit on sale and leaseback transactions over the lease term	(iii	)	(9)	—	(80)
Amortisation of goodwill not recognised for Australian GAAP	(ii	)	(6)	(28)	(48)
Amortisation of deferred profit on sale and leaseback transactions over the lease term	(iii	)	25	23	19
Pension expense adjustment	(vi	)	18	20	8
Provisions	(xvi	)	—	(361)	361
Transition adjustment related to the initial application of SFAS 133	(xv	)	—	11	—
Derivatives and hedging activities	(xv	)	(17)	284	—
Adjustment on entering joint venture	(xvii	)	(205)	—	—
Total tax impact of adjustments			2	7	(112)
Net income according to US GAAP			2,097	1,796	1,940
Earnings per share (cents) according to US GAAP	(xiv	)
Basic			132.3	112.4	119.3
Diluted			131.6	110.8	118.4
Adjustments to determine other comprehensive income for US GAAP
Net income according to US GAAP			2,097	1,796	1,940
Currency translation adjustments (net of tax)			(98)	197	170
Unrealised profit (loss) on available for sale securities (net of tax)	(ix	)	3	15	(23)
Transition adjustment related to the initial application of SFAS 133 (net of tax)	(xv	)	—	(52)	—
Derivatives and hedging activities (net of tax)	(xv	)	60	(66)	—
Total comprehensive income according to US GAAP			2,062	1,890	2,087

(1) 2000 after abnormal items

	Note		2002 $m	2001 $m	2000 $m
Shareholders’ equity reported under Australian GAAP(1)			11,448	10,538	9,795
Elimination of gross asset incremental revaluations	(i	)	(266)	(287)	(330)
Unrealised profit (loss) on available for sale securities	(ix	)	3	—	(16)
Adjustment to accumulated depreciation on buildings revalued	(i	)	48	46	44
Restoration of previously deducted goodwill	(ii	)	714	692	692
Accumulated amortisation of goodwill	(ii	)	(533)	(505)	(477)
Deferred profit on sale and lease back transactions	(iii	)	(14)	(12)	(12)
Provision for final cash dividend	(iv	)	681	583	514
Provisions	(xvi	)	—	—	245
Pension expense adjustment	(vi	)	88	75	62
Derivatives and hedging activities	(xv	)	173	77	—
Adjustment on entering joint venture	(xvii	)	(203)	—	—
Shareholders’ equity according to US GAAP			12,139	11,207	10,517
Total assets reported under Australian GAAP			183,105	185,493	172,467
Elimination of gross incremental revaluations	(i	)	(205)	(210)	(227)
Unrealised profit (loss) on available for sale securities	(ix	)	3	(1)	(24)
Adjustment to accumulated depreciation on buildings revalued	(i	)	48	46	44
Restoration of previously deducted goodwill	(ii	)	714	692	692
Accumulated amortisation of goodwill	(ii	)	(533)	(505)	(477)
Prepaid pension adjustment	(vi	)	67	58	45
Reclassification of deferred tax assets against deferred tax liabilities	(v	)	(462)	(552)	(662)
Revaluation of hedges	(xv	)	501	552	—
Adjustment to carrying value of the ING joint venture	(xvii	)	(203)	—	—
Total assets according to US GAAP			183,035	185,573	171,858

(1) Excluding outside equity interests

(i)                                    Premises and equipment

In accordance with Australian GAAP, the Group holds its properties at a deemed cost value (refer note 1). However in the past the Group at various times, has revalued properties, increasing the book value of these assets.  Any increments on revaluation were credited directly to the Asset Revaluation Reserve (ARR), and decrements were debited to the ARR to the extent of any previous revaluation increments.

Decrements in excess of any previous revaluation increments were charged to the statement of financial performance.  The ARR forms part of Shareholders’ equity and is not available for future property writedowns while properties are measured at deemed cost.

Under US GAAP, upward revaluation of properties is not permitted except for decrements which are regarded as other than temporary.  Any such decrements are recorded in the statement of financial performance. Subsequent recoveries to the statement of financial performance are not allowed.

The impact of previous revaluations under Australian GAAP is that depreciation charges are generally higher and profits on disposal are lower than those recorded under US GAAP.  The depreciation charges, together with the profits and losses on revalued assets sold have been adjusted to historical cost in the US GAAP reconciliation.

(ii)                                Goodwill

The Group changed its accounting policy in respect of goodwill in the financial year ended 30 September 1993.  Previously, goodwill on acquisition was charged in full to the Group’s statement of financial performance in the year of acquisition.

Historically, under US GAAP, goodwill has been capitalised and amortised over the period of time during which the benefits are expected to arise, such period not exceeding 20 years.  For goodwill acquired during the year ended 30 September 2002 and for all goodwill balances after 30 September 2002 a recoverable amount test will apply rather than systematic goodwill amortisation.

Adjustments have been made in the US GAAP reconciliation statement to restore goodwill written-off in full under Australian GAAP and to amortise such goodwill over the period of the expected benefits.  Additionally, to the extent that periodic reviews of the carrying amount of goodwill lead to a write-down of goodwill previously capitalised for US purposes, this is adjusted in the US GAAP reconciliation.

In accordance with the revision of US GAAP rules dealing with goodwill, goodwill acquired during the year has not been amortised in the calculation of these adjustments as it is considered recoverable.

(iii)                            Sale-leaseback transactions

Under Australian GAAP for operating leases, gains on disposal under sale-leaseback transactions can be recognised in the period of sale.  Under US GAAP, the gain is amortised over the remaining lease term.  This difference in treatment has been adjusted in the US GAAP reconciliation.

(iv)                               Dividends

Under Australian GAAP, dividends are shown in the statement of financial performance in the period to which they relate rather than in the period when they are declared as required by US GAAP.  This difference in treatment has been adjusted in the US GAAP shareholders’ equity reconciliation.

(v)                                   Income taxes

Under Australian GAAP, tax benefits relating to carry forward tax losses must be “virtually certain” of being realised before being booked.  Realisations of benefits relating to other timing differences must be “beyond reasonable doubt” before they may be booked.  These tests are more stringent than those applied under US GAAP.  However no material adjustment to future tax benefits for US GAAP is required.

Australian GAAP allows offsetting of future income tax benefits and liabilities to the extent they will reverse in the same period.

Under US GAAP, deferred tax liabilities and deferred tax assets are offset and presented for each tax paying component of an enterprise and within each particular tax jurisdiction.  The impact of the difference in this approach to Australian GAAP has been adjusted for in the US GAAP reconciliation for total assets.

(vi)                               Pension commitments

Under Australian GAAP, contributions in respect of defined benefit schemes are recorded in the income statement and are made at levels necessary to ensure that these schemes are maintained with sufficient assets to meet their actuarially assessed liabilities.  Any net deficiency arising from the aggregation of assets and liabilities of the Group’s defined benefit schemes is provided for in the Group’s financial statements (refer note 49 in the Financial Statements).

Under US SFAS 87 “Employers’ Accounting for Pensions” and the disclosure requirements of SFAS 132 “Employers’ Disclosures about Pensions and Other Post Retirement Benefits”, pension expense is a function of an employee’s service period, interest costs, expected actuarial return on the schemes’ assets, amortisation of net transition asset and recognised prior service cost.  In addition, reconciliation between the accrued pension liability/prepaid asset and the funded status (difference between projected benefit obligation and fair value of pension plan assets) of the pension schemes is required.

(vii)                           Post retirement and post employment benefits

Post retirement and post employment benefits other than pension payments are not material and no adjustment is required in the US GAAP reconciliation.

(viii)                       Trading securities

US GAAP requires that in instances where trading securities are not bought and held principally for the purpose of selling them in the near term, they should be classified as available for sale and recorded at market value with unrealised profits and losses in respect of market value adjustments recognised as other comprehensive income in Shareholders’ equity.

The residual emerging markets portfolio had been classified as available for sale with the market value write down taken through the statement of financial performance for both Australian GAAP and US GAAP purposes.

Except for the above no adjustment is required to be made in the US GAAP reconciliation as the effect of reclassifying certain trading securities as available for sale is not material.

(ix)                              Investment Securities

US GAAP requires that investments not classified as trading securities or as held to maturity securities shall be classified as available for sale securities and be recorded at market value in accordance with SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”.  An adjustment is made in the US GAAP reconciliation to reflect available for sale securities which are carried at market value with unrealised profits and losses in respect of market value adjustments being reported as other comprehensive income in shareholders’ equity.

(x)                                  Accounting for the impairment of loans

SFAS 114 “Accounting by Creditors for Impairment of a Loan”, as amended by SFAS 118 “Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures”, requires the value of an impaired loan to be measured as the present value of future cash flows discounted at the loan’s initial effective interest rate, the loan’s observable market price or the fair value of the collateral, if the loan is collateral dependent.

There is no requirement under Australian GAAP to discount the expected future cash flows attributable to impaired loans in assessing the level of specific provision for doubtful debts.

No adjustment is required in the US GAAP reconciliation as the estimated fair value of impaired loans is not materially different from the carrying value.

(xi)                              Accounting for the impairment of long lived assets and for long-lived assets to be disposed of

SFAS 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”, requires that where an event or a change in circumstance indicates that the carrying value of an asset that is expected to be held and used may not be recoverable, an impairment loss should be recognised.  The standard also requires that where there is a committed plan to dispose of an asset, the asset should be reported at the lower of the carrying value or fair value less selling costs.

The Group has assessed the carrying values of all non-current assets and determined that they are not in excess of their recoverable amounts.

(xii)                          Accounting for transfers and servicing of financial assets and extinguishments of liabilities

SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” prescribes the accounting and disclosure requirements for transfers of financial assets and extinguishments of liabilities.  Under certain circumstances, the statement also requires a transferor of financial assets that are pledged as collateral to reclassify those assets, and the transferee to recognise those assets and their obligation to return them.

No adjustment is required in the US GAAP reconciliation as the effect of adopting the provisions of SFAS 140 on total assets is not material.  Refer to Note 40 in the Financial Statements for the required disclosures.

(xiii)                      Comprehensive Income

SFAS 130 “Reporting Comprehensive Income” establishes standards for reporting and display of comprehensive income and its components. Comprehensive income is defined as all changes in shareholders’ equity during a period excluding those resulting from investments by shareholders and distributions to shareholders.

Accordingly, the Group has shown currency translation adjustments, unrealised profit on available for sale securities and certain SFAS 133 adjustments as components of other comprehensive income with net income according to US GAAP forming the remaining component of comprehensive income.

(xiv)                         Earnings per share (“EPS”)

Under US GAAP, EPS is computed in accordance with SFAS 128 “Earnings Per Share”.  This standard is similar to Australian GAAP.  One area of difference relates to the calculation of diluted EPS.  Under US GAAP, assumed proceeds from potentially dilutive stock options are assumed to be used to repurchase outstanding shares at the average market price during the period.

(xv)                             Accounting for derivative instruments and hedging activities

The Group has adopted SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” as amended by SFAS 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities” in its US GAAP reconciliation from 1 October 2000.  SFAS 133 requires all derivatives to be recognised on balance sheet at fair value.  Movements in the fair value of derivatives are taken to the statement of financial performance, unless the derivatives meet the criteria prescribed in SFAS 133 for fair value, cash flow, or foreign currency hedges.  If certain criteria are met derivatives can be designated as hedges.  Under SFAS 133 normal banking hedging practices may not qualify for hedge accounting, notwithstanding their ability to hedge existing balance sheet positions from an economic perspective.

As a result future fair value movements recognised in US GAAP reconciliation may not be indicative of the Group’s risk profile. The Group uses instruments and hedging techniques that are effective in managing interest rate risk and foreign exchange risk.

Further information on the results of the Group’s hedging activities, and the effectiveness of the risk management policies, can be assessed better by considering the information provided on interest rate risk in note 36,and the information on hedging derivatives provided in note 39: Derivative Financial Instruments, of the Financial Report.

Under SFAS 133,movements in the value of derivatives designated as fair value hedges are taken to the statement of financial performance, along with the movement in the fair value of the underlying exposure that is being hedged to the extent the hedge is effective.  These amounts largely offset each other with any ineffectiveness recognised in the US GAAP statement of financial performance.  Movements in the effective portion of the fair value of derivatives designated as cash flow hedges are taken to other comprehensive income.  Any ineffectiveness is recognised in US GAAP statement of financial performance immediately. Amounts are subsequently reclassified out of other comprehensive income into earnings as the hedged transaction impacts earnings.

The impact on adoption of SFAS 133 and SFAS 138 at 1 October 2000 was a transitional adjustment to increase US GAAP profit by $11 million, and a transitional adjustment to decrease other comprehensive income by $52 million.  Changes in market conditions and the Group’s hedging policies may result in volatility in these US GAAP adjustments going forward.

(xvi)                         Provisions

At 30 September 2000, the Group recorded a provision for restructuring in accordance with Australian GAAP amounting to $361 million before tax with an associated taxation credit of $116 million.  US GAAP requires certain criteria to be met before a restructuring provision is recognised.  These criteria, which are more detailed than the Australian recognition criteria, include public announcement of many details of the programs prior to balance date.  Accordingly, the provision and associated taxation effect were recognised for US GAAP during the year ended 30 September 2001.

(xvii)                     Gain and non-capitalisable costs recognised on entering joint venture

In accordance with Australian GAAP the Group recognised a profit (net of transaction costs) based on the difference between fair value and carrying value of the share of businesses transferred to an external party on entering into a joint venture.

Under US GAAP the gain may not be recognised as it occured as a result of a non-monetary transaction, which involved transferring ownership of controlled entities in exchange for a non-controlling ownership interest in the joint venture.

(xviii)                 Accounting for stock - compensation plans

Under Australian GAAP an expense is not recognised for share options issued to employees or for shares issued at a discount.

SFAS 123 “Accounting for Stock-Based Compensation” requires shares and options issued to employees to be recognised using either the fair value method or the intrinsic value method as prescribed by APB No. 25 and its related interpretations.

For US GAAP disclosure the Group measures share-based employee compensation cost using the intrinsic value based method.  US GAAP compensation cost relating to share options is attributable to the impact of the increase in the market price of the Group’s shares on those share option plans defined as variable under APB 25.

Variable share option plans include all plans with performance conditions.  The Group’s policy is to generally grant share options at the average market price of the underlying shares at the date of grant.

Share issues to employees under the ANZ Employee Share Acquisition Plan are recognised at intrinsic value under US GAAP.

If the fair value basis of accounting had been applied to account for compensation costs as stipulated in SFAS 123, the following profit after income tax and earnings per share would have appeared.

	2002		2001		2000
	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
Net income according to US GAAP ($m)	2,097	2,093	1,796	1,813	1,940	1,970
- Basic earnings per share (cents)	132.3	132.0	112.4	113.5	119.3	121.3
- Diluted earnings per share (cents)	131.6	131.3	110.8	111.9	118.4	120.3

Details of the share-based compensation plans are included in Note 51 to the Financial Statements.

(xix)                        Details of Pension Schemes and Pension Expense

Reconciliations of the funded status of major defined benefit schemes as at 30 June 2002 are summarised below.

Details of the funding of the schemes are set out in note 49.

	Australian Scheme
	2002 $m	2001 $m	2000 $m
Change in benefit obligation
Balance at start of year	54	54	58
Interest costs	3	3	4
Benefits paid	(6)	(6)	(7)
Actuarial gains (losses)	—	3	(1)
Benefit obligation, 30 June	51	54	54
Change in plan assets
Fair value at start of year	49	52	53
Actual return on plan assets	—	3	6
Employer contribution	—	—	—
Benefits paid	(6)	(6)	(7)
Total fair value of plan assets, 30 June	43	49	52
Funded status	(8)	(5)	(2)
Unrecognised net transition loss	2	3	4
Unrecognised net loss	10	7	4
Adjustment required to recognise minimum unfunded projected benefit obligation	(12)	(10)	(8)
Net amount recognised	(8)	(5)	(2)
Amounts recognised in the consolidated statement of financial position consist of:
Prepaid benefits costs	—	—	—
Accrued benefit liabilities	(8)	(5)	(2)
The assumptions used in the actuarial calculations are as follows:
Discount rate used in determining present values
– pensioners	6.0%	6.0%	6.5%
Annual increase in future compensation levels
– pensions	3%	3%	3%
Expected long-term rate of return on assets	7.5%	7.5%	7.5%

	UK Scheme
	2002 $m	2001 $m	2000 $m
Change in benefit obligation
Balance at start of year	1,038	923	818
Service cost	15	17	9
Interest cost	62	55	24
Plan amendment	—	—	—
Benefits paid	(62)	(50)	(45)
Actuarial gains (losses)	27	(15)	26
Foreign currency exchange rate fluctuations	(46)	108	91
Benefit obligation, 30 June	1,034	1,038	923
Change in plan assets
Fair value at start of year	1,152	1,120	1,004
Actual return on plan assets	(69)	(43)	89
Employer contribution	(2)	2	2
Benefits paid	(62)	(50)	(45)
Foreign currency exchange rate fluctuations	(37)	123	70
Total fair value of plan assets, 30 June	982	1,152	1,120
Funded status	(51)	114	197
Unrecognised net transition gain	(19)	(28)	(33)
Unrecognised net gain	91	(81)	(171)
Unrecognised prior service cost	46	53	52
Net amount recognised	67	58	45
Amounts recognised in the consolidated statement of financial position consist of:
Prepaid benefits costs	67	58	45
Accrued benefit liabilities	—	—	—
The assumptions used in the actuarial calculations are as follows:
Discount rate used in determining present values
– active members	5.75%	6.0%	6.0%
– pensioners	5.75%	6.0%	6.0%
Annual increase in future compensation levels
– salary	4.5%	4.75%	4.75%
– pensions	2.5%	2.9%	2.9%
Expected long-term rate of return on assets	6.75%	7.0%	7.0%

The elements of the net periodic pension cost of the above schemes are as follows:

	2002 $m	2001 $m	2000 $m
Service cost	13	17	17
Interest cost	59	55	52
Expected return on schemes’ assets	(77)	(74)	(68)
Amortisation net transition asset	(7)	(7)	(6)
Recognised prior service cost	4	4	4
Net periodic pension cost	(8)	(5)	(1)

The Group also sponsors defined contribution schemes.  The Group’s contributions to major defined contribution schemes amounted to $80 million for the year (2001: $83 million).

56: Exchange Rates

The exchange rates used in the translation of the results and the assets and liabilities of major overseas branches and controlled entities are:

	2002		2001		2000
	Closing	Average	Closing	Average	Closing	Average
Great British pound	0.3477	0.3621	0.3331	0.3627	0.3720	0.3903
United States dollar	0.5441	0.5323	0.4903	0.5230	0.5444	0.6101
New Zealand dollar	1.1585	1.2001	1.2127	1.2473	1.3324	1.2647

57: Events Since the End of the Financial Year

There have been no significant events since 30 September 2002 to the date of this report.

Directors’ Declaration

The directors of Australia and New Zealand Banking Group Limited declare that the financial statements and notes of the Company and the consolidated entity:

(a)          are in accordance with the Corporations Act 2001, including:

(i)                  complying with applicable Australian Accounting Standards and other mandatory professional reporting requirements; and

(ii)               giving a true and fair view of the financial position of the Company and of the consolidated entity as at 30 September 2002 and of their performance as represented by the results of their operations and their cash flows, for the year ended on that date; and

(b)         in the directors’ opinion at the date of this declaration there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

The Company and some of its wholly owned controlled entities listed in note 48 executed a Deed of Cross Guarantee enabling them to take advantage of the accounting and audit relief offered by class order 98/1418, dated 13 August 1998 issued by the Australian Securities and Investments Commission.

The nature of the Deed of Cross Guarantee is to guarantee each creditor payment in full of any debt in accordance with the terms of the Deed of Cross Guarantee.

At the date of this declaration, there are reasonable grounds to believe that the Company and its controlled entities to which the class order applies, are able, as an economic entity, to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed of Cross Guarantee.

Signed in accordance with a resolution of the directors

John Dahlsen	John McFarlane
Director	Chief Executive Officer
4 November 2002

Auditors’ Report

Independent audit report to the members of Australia and New Zealand Banking Group Limited

Scope

We have audited the financial report of Australia and New Zealand Banking Group Limited for the financial year ended 30 September 2002, consisting of the statements of financial performance, statements of financial position, statements of changes in shareholders’ equity, statements of cash flows, accompanying notes 1 to 57 and the directors’ declaration set out on pages 2 to 77.The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the year or from time to time during the financial year.  The Company’s directors are responsible for the financial report.  We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Auditing Standards of Australia and the United States of America to provide reasonable assurance whether the financial report is free of material misstatement.  Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates.  These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the Company’s and the consolidated entity’s financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Australia and New Zealand Banking Group Limited is in accordance with:

(a)          the Corporations Act 2001, including:

(i)             giving a true and fair view of the Company’s and consolidated entity’s financial position as at 30 September 2002 and of their performance for the financial year ended on that date; and

(ii)          complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b)         other mandatory professional reporting requirements in Australia.

Accounting principles generally accepted in Australia vary in certain respects from accounting principles generally accepted in the United States of America.  An explanation of the major differences between the two sets of principles is presented in note 55 to the financial statements.

The application of the United States principles would have affected the determination of consolidated net profit for each of the three years in the period ended 30 September 2002 and the determination of the consolidated financial position as of 30 September 2002, 2001 and 2000 to the extent summarised in note 55 to the financial statements.

KPMG	Peter Nash
Chartered Accountants	Partner
Melbourne
4 November 2002

Critical Accounting Policies

The Group prepares its consolidated financial statements in accordance with Australian Accounting Standards and other authoritative accounting pronouncements.  However, notwithstanding the existence of relevant accounting standards, there are a number of critical accounting treatments, which include complex or subjective decisions or assessments.  The Group requires all such applications of judgement to be reviewed and agreed by Group Finance, and where the impact is material, the accounting treatment be reviewed during the audit process by the Group’s external auditors.  All material changes to accounting policy are approved by the Audit Committee of the Board.

Historical changes

No change has been made to any of the critical accounting policies or their related methodologies over the last 3 years.  A brief discussion of critical accounting policies, and their impact on the Group, follows:

(a)  Economic Loss Provisioning

Description and Significance

Each month the Group recognises an expense for credit losses based on the expected long term loss ratio for each part of the loan portfolio.  The monthly charge is transferred to the General Provision which is maintained to cover losses inherent within the Group’s existing loan portfolio.

The method used by the Group for determining this monthly expense charge is referred to as ‘economic loss provisioning’ (ELP).  The Group uses ELP models to calculate the expected loss by considering:

•   the history of credit loss for each type and risk grade of lending; and

•   the size, composition and risk profile of the current loan portfolio.

Ongoing reviews

The Group regularly reviews the assumptions used in the ELP models.  These reviews are conducted in recognition of the subjective nature of ELP methodology.  Methodologies are updated as improved analysis becomes available.  In addition, the robustness of outcomes is reviewed considering the Group’s actual loss experience, and losses sustained by other banks operating in similar markets.

To the extent that credit losses are not consistent with previous loss patterns used to develop the assumptions within the ELP methodology, the existing General Provision may be determined to be either in excess of or insufficient to cover credit losses not yet specifically identified.  As a result of the reassessments, ELP charge levels may be periodically increased or decreased with a direct impact on profitability.

As part of its review of the ELP model outputs, the Group also regularly evaluates the overall level of the General Provision.  The Group is required, by APRA prudential standards, to have policies which cover the level of General Provisions that are needed to absorb estimated losses inherent in the credit portfolio.  In some limited circumstances, the assessment of the inherent losses in the portfolio may require an additional charge to profits to ensure the adequacy of the General Provision.  The Group considers it appropriate to maintain its General Provision in excess of the APRA guidelines.

Quantification of Sensitivity

For 2002, the balance of the General Provision of $1,496 million (Sep 2001: $1,386 million) represents 1.1% (Sep 2001: 1.0%) of risk weighted assets.

Specifically identified credit losses net of recoveries during the year were $728 million (Sep 2001: $520 million).  During the same period, the average charge to profit for ELP was 0.43% of average net lending assets (Sep 2001: 0.38%).

During the year an additional provision for bad debts of $250 million, identified as part of the regular review process, was added to the general provision to restore its balance to an appropriate level.  Also, recognising the unexpected default experience on international exposures, an additional ELP charge of $72 million has been recognised at the Group level.

(b) Specific Provisioning

Description and Significance

The Group maintains a specific provision for doubtful debts arising from its exposure to organisations and credit counterparties.

The Group’s ELP provisioning methodology is used to estimate the extent of losses inherent within the loan book.  Once a specific doubtful debt loss is identified as being probable, its value is transferred from the General Provision to the Specific Provision.  Specific provisioning methodology applies when the full recovery of one of the Group’s exposures is identified as being doubtful resulting in the creation of a specific provision equal to the full amount of the expected loss plus any enforcement/recovery expenses.

Recoveries resulting from excess specific provisions arising when actual losses are determined to be less than the amount provided for within the specific provision are transferred back to the General Provision.

Quantification of Sensitivity

The recognition of losses has an impact on the size of the General Provision rather than directly impacting profit.  However, to the extent that the General Provision is drawn down beyond a prudent amount it will be restored through a transfer from the current year’s earnings.  Recoveries of amounts previously specifically provided against are applied to the restoration of the General Provision balance.  The amount of draw down from the General Provision to the Specific Provision, net of recoveries, during the year was $728 million (Sep 2001: $520 million).

(c)  Deferred acquisition costs, software assets and deferred income

Description and Significance

The Group recognises assets and liabilities that represent:

•             Capitalised expenses - direct costs from the acquisition of interest earning assets;

•             Software assets - direct costs incurred in developing software systems; and

•             Deferred income - liabilities representing income received in advance of services performed.

Capitalised expenses - Initially, expenses related to the acquisition of interest earning assets are recognised as part of the cost of acquiring the asset and written-off as an adjustment to its yield over its expected life.  For assets subject to prepayment, expected life is determined on the basis of the historical behaviour of the asset portfolio, taking into account prepayments.  Commissions paid to third party mortgage brokers are an example of expenditure that is deferred and amortised over the expected average life of a mortgage of 4 years.

Software assets - Costs incurred in acquiring and building software and computer systems are capitalised as fixed assets and expensed as depreciation over periods of between 3 and 5 years except for the branch front end applications where 7 years is used.  The carrying value of these assets is subject to a ‘recoverable amount test’ to determine their value to the Group.  If it is determined that the value of the asset is less than its ‘book’ value, the asset is written down to the recoverable amount.  Costs incurred in planning or evaluating software proposals, or in maintaining systems after implementation, are not capitalised.

Deferred income - Income received in advance of the Group’s performance of services or in advance of having been earned, is initially recorded as a liability.  Once the recognition criteria are met, it is then recognised as income.

Quantification of Sensitivity

Deferred acquisition costs - At 30 September, the Group’s assets included $289 million (Sep 2001: $258 million) in relation to costs incurred in acquiring interest earning assets.  During the year, amortisation of $132 million (Sep 2001: $121 million) was recognised as an adjustment to the yield earned on interest earning assets.

Software assets - At 30 September, the Group’s fixed assets included $419 million (Sep 2001: $303 million) in relation to costs incurred in acquiring and developing software.  During the year, depreciation expense of $50 million (Sep 2001: $22 million) was recognised and $24 million (Sep 2001: $14 million) was written off in relation to software assets.  The software depreciation expense will increase going forward, as projects are completed following a period of above average project activity which has replaced significant parts of the Group’s core infrastructure.  The Group anticipates that software depreciation will exceed $90 million in 2003.  Consistent with US accounting rules on software capitalisation only costs incurred during configuration, coding and installation stages are capitalised.  Administrative, preliminary project and post implementation costs including determining performance requirements, vendor selection and training costs are expensed as incurred.

Deferred income - At 30 September, the Group’s liabilities included $128 million (Sep 2001: $131 million) in relation to income received in advance.  This income is comprised of 2 components: (1) fees received for services not yet completed; and (2) profit made on an interest rate swap that was hedging future payments (years 2004 and forward) on the Group’s preference shares.  Under Australian Accounting Standards, this profit is deferred and recognised when the hedged transaction occurs, or immediately if the hedged transaction is no longer expected to occur.  As the Group presently plans to retain the preference shares, recognition of the income from the hedging transaction is deferred.

The balances of deferred assets at 30 September were:

	Deferred acquisition costs		Software Assets		Deferred Income
	2002 $m	2001 $m	2002 $m	2001 $m	2002 $m	2001 $m
Personal Banking & Wealth	—	—	177	142	—	1
Corporate Businesses	—	—	17	16	4	5
Investment Banking	27	39	—	—	11	11
Consumer Finance	—	—	45	30	—	—
Mortgages	73	57	27	17	—	—
Asset Finance	189	162	29	31	—	1
Small to Medium Business	—	—	6	3	—	—
Other	—	—	118	64	113	113
Total	289	258	419	303	128	131

(d)  Derivatives and Hedging

Description and Significance

The Group buys and sells derivatives as part of its trading operations and to hedge its interest rate risk, foreign exchange risk and equity risks (in the ING Australia joint venture).  The derivative instruments used to hedge the Group’s exposures include:

•             swaps;

•             forward rate agreements;

•             futures;

•             options; and

•             combinations of the above instruments.

Accounting treatment - In accordance with the requirements of Australian Accounting Standards, derivative instruments entered into for the purpose of hedging are accounted for on the same basis as the underlying exposures or risks.

Derivative instruments entered into to hedge exposures that are not recorded at fair value do not have their fair values recorded in the Group’s Statement of Financial Position (in accordance with Australian Accounting Standards).

Exposures hedged by derivatives not recorded at their fair value include risks related to:

•    revenues from foreign operations;

•    structured lending transactions;

•    lending assets; and

•    funding liabilities.

Hedge accounting is only applied when the hedging relationship is identified at the time the Group enters into the hedging derivative transaction.  If a hedge ceases to be effective, the hedging derivative transaction will be recognised at fair value.  Gains and losses on derivative instruments not carried at their fair value amounts are recognised at the same time as the gain or loss on the hedged exposure is booked.

Movements in the value of foreign exchange contracts that are hedging overseas operations are not recognised as income or expenses.  Instead these movements are recognised in the Foreign Currency Translation Reserve together with the net difference arising from the translation of the overseas operation.

Fair value determination - Derivatives entered into as part of the Group’s trading operations are carried at their fair values with any change in fair value being immediately recognised as part of trading income.  Where liquid markets exist, fair value is based on quoted market prices.  For certain complex or illiquid derivative instruments, it may be necessary to use projections, estimates and models to determine fair value.  In addition, judgemental factors such as the need for credit adjustments, liquidity and other valuation adjustments affect the reported fair value amounts of derivatives.

(e)  Special purpose and off balance sheet vehicles

The Group may invest in or establish special purpose companies, or vehicles (SPVs), to enable it to undertake specific types of transactions.  Where the Group controls such vehicles, they are consolidated into the Group financial results.

Certain SPVs may be set up by the Group to facilitate Group strategic aims, or to assist with structured transactions for clients.  The accounting treatment of each SPV is assessed using existing Australian guidance, with reference also to International and US accounting standards where specific issues are yet to be addressed in Australia.  The table below summarises the main types of SPVs that are not consolidated into the Group, the reason for their establishment, and the key risks associated with them.

Type of Special Purpose Vehcile (SPV)	Reason for establishment	Key Risks	SPV Assets $m

Securitisation vehicles	Assets are transferred to a SPV, which funds the purchase by issuing securities. Enables ANZ or customers to increase diversity of funding sources.	ANZ may manage securitisation vehicles, service assets in a vehicle and provide liquidity support, and retains the risks associated with the provision of these services. Credit and market risks associated with the underlying assets are not retained by ANZ. ANZ may also provide other services (eg. swaps, credit guarantees), for which ANZ earns a fee at commercial rates.	6,992

Structured finance entities	These entities are set up to assist with the structuring of client financing.	ANZ may retain liquidity risk, if it provides liquidity support to the vehicle. ANZ may also manage these vehicles.	1,968

Managed funds	These funds invest in specified investments on behalf of clients.	The ANZ/ING Australia joint venture, as manager of the funds, exposes ANZ to operational risk and reputational risk.	26,642

Financial Information

1:        Cross Border Outstandings

Cross border outstandings of the Group to countries which individually represented in excess of 0.75% of the Group’s total assets are shown below.  There were no cross border outstandings to any other country exceeding 0.75% of total assets.

Cross border foreign outstandings are based on the country of domicile of the borrower or guarantor of the ultimate risk and comprise loans (including accrued interest), placements with banks, acceptances and other monetary assets denominated in currencies other than the borrower’s local currency.  For certain countries, local currency obligations are also included.  Cross border foreign outstandings are before specific and general provisions.

	Governments and other official institutions $m	Banks and other financial institutions $m	Other commercial and industrial $m	Total $m	% of Group assets
At 30 September 2002
United Kingdom	273	1,079	4,581	5,933	3.2
USA	29	2,456	1,705	4,190	2.3
South Korea(1)	245	1,305	171	1,721	0.9
Singapore(1)	603	388	629	1,620	0.9
France	358	349	890	1,597	0.9
Germany	370	345	797	1,512	0.8
At 30 September 2001
United Kingdom	394	2,238	3,976	6,608	3.6
USA	31	3,981	2,355	6,367	3.4
Germany	598	696	1,025	2,319	1.3
New Zealand	—	21	2,093	2,114	1.1
France	252	193	1,613	2,058	1.1
Singapore(1)	476	369	951	1,796	1.0
South Korea(1)	1	1,120	428	1,549	0.8

(1) Includes local lending in local currency

2:        Certificates of Deposit and Term Deposit Maturities

The following table shows the maturity profile of the Group’s certificates of deposit and term deposits in excess of $100,000 issued at 30 September 2002.

	Less than 3 months $m	Between 3 months and 6 months $m	Between 6 months and 12 months $m	After 1 year $m	Total $m
Australia
Certificates of deposit	3,650	528	350	812	5,340
Term deposits	11,886	1,275	792	379	14,332
	15,536	1,803	1,142	1,191	19,672
Overseas
Certificates of deposit	4,098	709	1,218	284	6,309
Term deposits	15,065	961	689	346	17,061
	19,163	1,670	1,907	630	23,370
Total	34,699	3,473	3,049	1,821	43,042

3:        Volume and Rate Analysis

The following table allocates changes in interest income and interest expense between changes in volume and changes in rate for the past two years.  Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.  The variance caused by the change of both volume and rate has been allocated in proportion to the relationship of the absolute dollar amounts of each change to the total.

	2002 over 2001			2001 over 2000
	Volume $m	Change due to Rate $m	Total $m	Volume $m	Change due to Rate $m	Total $m
Interest earning assets
Due from other financial institutions
Australia	(10)	(11)	(21)	(15)	—	(15)
New Zealand	(1)	(7)	(8)	14	1	15
Overseas markets	4	(68)	(64)	(5)	(24)	(29)
Regulatory deposits with
Reserve Bank of Australia	—	—	—	—	—	—
Investments in public securities
Australia	45	(40)	5	(21)	(14)	(35)
New Zealand	(23)	(25)	(48)	39	4	43
Overseas markets	(4)	(28)	(32)	(54)	(59)	(113)
Loans, advances and bills discounted
Australia	414	(835)	(421)	645	(107)	538
New Zealand	71	(174)	(103)	53	45	98
Overseas markets	(55)	(304)	(359)	(156)	(286)	(442)
Other assets
Australia	(1)	(80)	(81)	(14)	14	—
New Zealand	15	(1)	14	8	(20)	(12)
Overseas markets	34	(131)	(97)	(54)	13	(41)
Intragroup assets
Overseas markets	(104)	(221)	(325)	145	(29)	116
Change in interest income	385	(1,925)	(1,540)	585	(462)	123
Intragroup elimination	104	221	325	(145)	29	(116)
	489	(1,704)	(1,215)	440	(433)	7

	2002 over 2001			2001 over 2000
	Volume $m	Change due to Rate $m	Total $m	Volume $m	Change due to Rate $m	Total $m
Interest bearing liabilities
Time deposits
Australia	71	(215)	(144)	(299)	(7)	(306)
New Zealand	29	(92)	(63)	15	28	43
Overseas markets	87	(328)	(241)	(117)	(156)	(273)
Savings deposits
Australia	34	(58)	(24)	12	10	22
New Zealand	8	(21)	(13)	(2)	6	4
Overseas markets	2	(2)	—	(29)	(21)	(50)
Other demand deposits
Australia	115	(195)	(80)	148	(57)	91
New Zealand	13	(17)	(4)	7	9	16
Overseas markets	(2)	(7)	(9)	(17)	(15)	(32)
Due to other financial institutions
Australia	28	(10)	18	14	2	16
New Zealand	1	(4)	(3)	—	—	—
Overseas markets	(122)	(237)	(359)	70	(73)	(3)
Commercial paper
Australia	(72)	(60)	(132)	1	2	3
Overseas markets	(71)	(130)	(201)	121	(27)	94
Borrowing corporations’ debt
Australia	(1)	(48)	(49)	10	15	25
New Zealand	9	(9)	—	13	6	19
Loan capital, bonds and notes
Australia	171	(148)	23	220	(41)	179
New Zealand	3	(2)	1	6	—	6
Overseas markets	(3)	(17)	(20)	19	(3)	16
Other liabilities
Australia	(47)	43	(4)	26	80	106
New Zealand	12	(74)	(62)	(11)	15	4
Overseas markets	(12)	(21)	(33)	(95)	91	(4)
Intragroup liabilities
Australia	(75)	(192)	(267)	151	(42)	109
New Zealand	(29)	(29)	(58)	2	5	7
Change in interest expense	149	(1,873)	(1,724)	265	(173)	92
Intragroup elimination	104	221	325	(153)	37	(116)
	253	(1,652)	(1,399)	112	(136)	(24)
Change in net interest income	236	(52)	184	328	(297)	31

4:        Concentrations of Credit Risk

Concentrations of credit risk exist if a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.  Off balance sheet transactions of the Group are substantially with other banks.

	2002		2001		2000
	Loans and advances(1) $m	Specific provision $m	Loans and advances(1) $m	Specific provision $m	Loans and advances(1) $m	Specific provision $m

Australia
Agriculture, forestry, fishing and mining	3,436	16	3,500	104	4,157	34
Business service	2,120	5	2,044	7	2,206	6
Entertainment, leisure and tourism	2,465	28	2,293	27	2,062	4
Financial, investment and insurance	4,603	13	4,311	3	5,532	1
Government and official institutions	67	—	122	—	103	—
Lease finance	2,503	2	2,524	5	2,821	8
Manufacturing	4,303	7	4,034	11	4,236	19
Personal(2)	14,893	27	13,435	36	12,728	131
Real estate – construction	1,152	5	1,198	11	1,376	7
Real estate – mortgage(3)	57,049	32	49,127	13	43,912	9
Retail and wholesale trade	5,957	15	6,017	16	5,691	24
Other	3,990	61	3,850	70	4,196	17
	102,538	211	92,455	303	89,020	260
Overseas
Agriculture, forestry, fishing and mining	2,526	3	2,686	8	2,429	12
Business service	435	1	214	1	274	1
Entertainment, leisure and tourism	586	4	361	1	505	6
Financial, investment and insurance	1,561	21	2,276	26	1,952	128
Government and official institutions	212	—	372	27	627	25
Lease finance	844	1	936	4	504	—
Manufacturing	4,701	34	5,153	30	4,781	118
Personal(2)	1,848	7	1,804	18	1,876	16
Real estate – construction	551	1	921	9	820	36
Real estate – mortgage(3)	11,956	5	11,638	12	10,628	16
Retail and wholesale trade	1,648	15	2,021	18	1,950	35
Other	5,943	282	5,853	43	4,266	56
	32,811	374	34,235	197	30,612	449
Total portfolio	135,349	585	126,690	500	119,632	709

(1)     Loans and advances exclude acceptances

(2)     Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(3)     Real estate mortgage includes residential and commercial property exposure.  Loans within this category are for the purchase of such properties and must be secured by property

	1999		1998
	Loans and advances(1) $m	Specific provision $m	Loans and advances(1) $m	Specific provision $m
Australia
Agriculture, forestry, fishing and mining	4,288	12	3,648	11
Business service	1,717	5	2,632	3
Entertainment, leisure and tourism	2,007	25	1,952	19
Financial, investment and insurance	4,438	5	4,501	3
Government and official institutions	106	—	63	—
Lease finance	3,585	5	3,505	4
Manufacturing	3,815	19	2,586	24
Personal(2)	9,280	94	7,112	96
Real estate – construction	1,376	6	1,293	6
Real estate – mortgage(3)	35,862	48	28,924	64
Retail and wholesale trade	4,946	23	4,860	19
Other	3,835	39	3,599	48
	75,255	281	64,675	297
Overseas
Agriculture, forestry, fishing and mining	2,131	17	2,118	27
Business service	550	7	536	8
Entertainment, leisure and tourism	665	4	657	3
Financial, investment and insurance	2,214	156	2,843	66
Government and official institutions	750	—	821	30
Lease finance	405	1	115	—
Manufacturing	6,493	213	6,733	193
Personal(2)	2,304	35	3,509	20
Real estate – construction	753	32	799	41
Real estate – mortgage(3)	9,645	25	8,825	19
Retail and wholesale trade	2,010	72	2,180	37
Other	4,376	64	4,100	78
	32,296	626	33,236	522
Total portfolio	107,551	907	97,911	819

(1)     Loans and advances exclude acceptances

(2)     Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(3)     Real estate mortgage includes residential and commercial property exposure.  Loans within this category are for the purchase of such properties and must be secured by property

5:        Doubtful Debts – Industry Analysis

	2002 $m	2001 $m	2000 $m	1999 $m	1998 $m
Balance at start of year	1,886	2,082	2,302	2,220	1,883
Adjustment for exchange rate fluctuations	(28)	32	37	(79)	34
Bad debts written off (refer (i) below)	(697)	(834)	(539)	(382)	(221)
Charge to statement of financial performance	860	531	502	510	487
Recoveries (refer (ii) below)	60	75	46	33	37
Other(1)	—	—	(266)	—	—
Total provisions for doubtful debts	2,081	1,886	2,082	2,302	2,220
(i) Total write-offs by industry Australia
Agriculture, forestry, fishing and mining	(72)	(14)	(12)	(6)	(4)
Business service	(8)	(6)	(5)	(4)	(4)
Entertainment, leisure and tourism	(4)	(5)	(10)	(3)	(3)
Financial, investment and insurance	(8)	(7)	(3)	(28)	(3)
Lease finance	(7)	(11)	(9)	(5)	(5)
Manufacturing	(17)	(22)	(11)	(18)	(11)
Personal(2)	(237)	(292)	(133)	(67)	(81)
Real estate – construction	(12)	(13)	(5)	(8)	(5)
Real estate – mortgage(3)	(19)	(13)	(51)	(16)	(40)
Retail and wholesale trade	(47)	(97)	(28)	(19)	(14)
Other	(37)	(28)	(8)	(48)	(4)
Overseas
Other	(229)	(326)	(264)	(160)	(47)
Total write-offs	(697)	(834)	(539)	(382)	(221)
(ii) Total recoveries by industry Australia
Agriculture, forestry, fishing and mining	3	5	4	—	—
Business service	1	1	—	—	3
Entertainment, leisure and tourism	2	1	1	—	1
Financial, investment and insurance	—	2	4	3	1
Lease finance	2	1	2	2	3
Manufacturing	3	2	5	1	4
Personal(2)	27	30	9	8	10
Real estate – construction	2	1	1	—	1
Real estate – mortgage(3)	4	3	4	1	2
Retail and wholesale trade	3	2	2	—	1
Other	1	1	2	2	1
Overseas
Other	12	26	12	16	10
Total recoveries	60	75	46	33	37
Net write-offs	(637)	(759)	(493)	(349)	(184)
Ratio of net write-offs to average loans and acceptances	0.4%	0.5%	0.4%	0.3%	0.2%

(1)     2000 includes $266 million reduction from the sale of Grindlays

(2)     Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(3)     Real estate mortgage includes residential and commercial property exposure.  Loans within this category are for the purchase of such properties and must be secured by property

6:        Short Term Borrowings

The Group’s short-term borrowings comprise commercial paper, as well as unsecured notes issued by subsidiary borrowing corporations with an original term to maturity of less than one year.  The Group has commercial paper programs in the United States, where it issues paper through ANZ (Delaware) Inc., and in Europe and Asia, where the Group issues paper direct.

	2002 $m	2001 $m	2000 $m
Balance at end of year
Commercial paper – ANZ (Delaware) Inc.	1,654	4,059	4,416
Commercial paper – other	3,963	5,043	6,098
Unsecured notes	12	28	98
Weighted average interest rate at end of year
Commercial paper – ANZ (Delaware) Inc.	1.85%	4.67%	6.50%
Commercial paper – other	4.92%	3.78%	6.20%
Unsecured notes	6.22%	5.69%	5.57%
Maximum amount outstanding at any month end during year
Commercial paper – ANZ (Delaware) Inc.	5,541	7,096	5,503
Commercial paper – other	5,647	7,193	6,209
Unsecured notes	29	99	742
Average amount outstanding during year
Commercial paper – ANZ (Delaware) Inc.	3,641	5,408	3,079
Commercial paper – other	3,888	5,275	5,256
Unsecured notes	14	53	504
Weighted average interest rate during year
Commercial paper – ANZ (Delaware) Inc.	2.00%	5.07%	5.84%
Commercial paper – other	4.57%	5.87%	5.83%
Unsecured notes	5.54%	5.73%	4.86%

Glossary

Asset Finance operating under the Esanda and UDC brands, ANZ Asset Finance provides secured financing for motor vehicles and other assets, fleet management and vendor financing facilities, and fixed interest securities through the issue of debentures.

Consumer Finance provides consumer and commercial credit cards, ePayment products, personal loans, and merchant payment facilities in Australia, New Zealand and selected overseas markets.

Corporate Banking provides financial products and develops product strategies for medium sized businesses (turnover $10 million to $100 million) in Australasia.

Economic loss provisioning (ELP) charge is determined based on the expected average annual loss of principal over the economic cycle for the current risk profile of the lending portfolio.

Equity standardisation Economic Value Added (EVATM) principles are in use throughout the Group, whereby risk adjusted capital is allocated and charged against business units.  Equity standardised profit is determined by eliminating the impact of earnings on each business unit’s book capital and attributing earnings on the business unit’s risk adjusted capital.  This enhances comparability of business unit performance.  Geographic results are not equity standardised.

Impaired assets are loans or other credit facilities where there is reasonable doubt about the collectability of interest, fees (past and future) or principal outstanding, or where concessional terms have been provided because of the financial difficulties of the customer.

Investment Banking comprises Global Foreign Exchange, Global Capital Markets, Global Structured Finance and Corporate Financing & Advisory.

Mortgages provision of mortgage finance secured by residential real estate in Australia and New Zealand.

Net advances include gross loans and advances, acceptances and ANZ accepted bills held as part of trading securities less income yet to mature and specific provisions (for both as at and average volumes).

Net interest average margin is net interest income as a percentage of average interest earning assets.  Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

Net interest spread is the average interest rate received on interest earning assets less the average interest rate paid on interest bearing liabilities.  Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

Net non-interest bearing items, referred to in the analysis of interest spread and net interest average margin, includes shareholders’ equity, provisions for doubtful debts, and deposits not bearing interest and other liabilities not bearing interest, offset by premises and equipment and other non-interest earning assets.  Non-accrual loans are included within interest bearing loans, advances and bills discounted.

Net specific provision is the transfer from the general provision to the specific provision (representing new and increased specific provisions less specific provision releases) less recoveries.

Operating expenses exclude charge for doubtful debts.

Operations, Technology & Shared Services comprises technology and payments operations, central support units and costs relating to hedging overseas revenue and capital positions.  Also includes the residual results of discontinued businesses.

Overseas geographic segment includes the results of all operations outside Australia and New Zealand.

Overseas markets includes the results of operations in the UK and Europe, Asia, Pacific and Americas.  The Group’s geographic segments are Australia, New Zealand and Overseas markets.

Personal Banking and Wealth comprises Personal Banking Australia, New Zealand and Pacific Asia and Wealth Management and the INGA joint venture.  Personal Banking Australia provides a full range of banking services for personal and rural small business customers in Australia through branches, call centres and on line banking.  Personal Banking New Zealand provides a full range of banking and wealth management services for consumers across New Zealand.  Personal Banking Pacific Asia provides retail banking services in the Pacific Region and Asia, including ANZ’s share of PT Panin Bank in Indonesia.  Wealth Management delivers comprehensive financial advisory and distribution services to high net worth customers in Australia covering investment, risk, lending and banking.  ING Australia, the joint venture between ANZ and the ING Group, provides integrated manufacture and distribution of wealth creation, management and protection products and services aligned to ANZ distribution and the open market.

Service transfer pricing is in use throughout the Group, whereby business and support units recover the cost of services provided to other units.  The basis of pricing for internal services varies from cost recovery, to market equivalent.  There are some head office costs which are not recharged.

Small to Medium Business provides a full range of banking services for metropolitan based small to medium business in Australia and New Zealand with turnover up to $10 million.

Total advances include gross loans and advances, acceptances and ANZ accepted bills held as part of trading securities less income yet to mature (for both as at and average volumes).

Group Treasury is the banker to all ANZ businesses.  Charged with providing cash flow support, ensuring liquidity, managing interest rate risk and providing capital to the businesses.

Unproductive facilities comprises standby letters of credit, bill endorsements, documentary letters of credit and guarantees to third parties, undrawn facilities to which the Group is irrevocably committed and market related exposures.

Alphabetical Index

Accounting Policies
Associates
Auditors’ Report
Average Balance Sheet and Related Interest
Bonds and Notes
Capital Adequacy
Certificates of Deposit and Term Deposit Maturities
Commitments
Concentrations of Credit Risk
Contingent Liabilities and Credit Related Commitments
Controlled Entities
Critical Accounting Policies
Cross Border Outstandings
Customers’ Liabilities for Acceptances
Deferred Tax Assets
Deposits and Other Borrowings
Derivative Financial Instruments
Directors’ Declaration
Dividends
Doubtful Debts – Industry Analysis
Due from Other Financial Institutions
Due to Other Financial Institutions
Earnings Per Ordinary Share
Employee Share and Option Plans
Equity instruments issued to employees
Events Since the End of the Financial Year
Exchange Rates
Expenses
Fiduciary Activities
Glossary
Goodwill
Impaired Assets
Income
Income Tax Expense
Income Tax Liabilities
Interest Sensitivity Gap
Interest Spreads and Net Interest Average Margins
Interests in Joint Venture Entities
Investment Securities
Items Reported as Abnormal in Prior Years
Life Insurance
Liquid Assets
Loan Capital
Market Risk
Net Fair Value of Financial Instruments
Net Loans and Advances
Notes to the Financial Statements
Notes to the Statements of Cash Flows
Other Assets
Outside Equity Interests
Payables and Other Liabilities
Premises and Equipment
Provisions
Provisions for Doubtful Debts
Regulatory Deposits
Related Party Disclosures
Remuneration of Auditors
Remuneration of Directors
Remuneration of Executives
Securitisation
Segment Analysis
Share Capital
Shares in Controlled Entities, Associates and Joint Venture Entities
Short Term Borrowings
Statements of Cash Flows
Statements of Changes in Shareholders’ Equity
Statements of Financial Performance
Statements of Financial Position
Superannuation Commitments
Trading Securities
US GAAP Reconciliation
Volume and Rate Analysis

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Australia and New Zealand Banking Group Limited is a company limited by shares, incorporated and domiciled in Australia.  Its registered office and principal place of business is:

Australia and New Zealand Banking Group Limited Level 6, 100 Queen Street Melbourne, Victoria 3000 Australia

The principal activities of the Group during the year were general banking, mortgage lending, life insurance, leasing, hire purchase and general finance, international and investment banking, investment and portfolio management and advisory services, nominee and custodian services and executor and trustee services.

The number of employees (full time equivalents) as at 30 September 2002 was 22,482.

ANZ 2002 Financial Report

www.anz.com

Media Release

Corporate Affairs

Level 20, 100 Queen Street

Melbourne Vic 3000

Facsimile 03 9273 4899

www.anz.com

For Release: 18 November 2002

ANZ Directors declare dividend

In its annual results announcement on 24 October 2002, ANZ announced that the Directors proposed a final dividend of 46 cents per fully paid ordinary share.

This dividend, which is fully franked, has now been declared and will be payable on 13 December 2002 to holders of fully paid shares registered in the books of the Company at the close of business on 7 November 2002.

For media enquiries, contact:

Paul Edwards

Head of Group Media Relations

Tel: 03-9273 6955 or 0409-655 550

Email: edwardp12@anz.com

Media Release

Corporate Affairs

Level 20, 100 Queen Street

Melbourne Vic 3000

Telephone 03 9273 6190

Facsimile 03 9273 4899

www.anz.com

For Release: 28 November 2002

ANZ reports on Customer Charter progress

ANZ today released its first Customer Charter Annual Report providing a detailed review of its performance against the ten service promises it made to customers.

Key points in the 2002 Customer Charter Annual Report include:

•                  A strong performance in fast account opening.  Refunds of $31,000 in fees to customers were made where ANZ exceeded promised times.

•                  The average branch waiting time was three minutes against the five-minute target.  In some instances however waiting times as high as 21 minutes were identified.

•                  The target to answer calls to our 131314 customer service number within one minute was achieved for 89% of calls.

•                  A strong performance in 24-hour, 7-day accessibility of electronic channels including telephone, ATM, ETPOS and internet banking with availability consistently above 99%.  Internet banking availability was marginally below the 99% target in two months.

•                  100% of customer complaints were responded to within 48 hours and 70% of them resolved within 10 working days.

ANZ Chief Executive Officer Mr John McFarlane said: “We know we still have a lot to do to restore our customers’ faith in us and we are serious about making a difference.”

“It is great to be getting things right for our customers most of the time and this report indicates we have made a good start, but need to do better.

“It is not acceptable for any customer to wait 21 minutes for branch service.  In the year ahead, we need to ensure our internal processes deliver consistent service to customers and where necessary, commit additional resources.

“It is only when we achieve consistently high levels of customer service that we will be able to stand up and be truly proud of our achievements,” Mr McFarlane said.

ANZ launched its Customer Charter in October 2001 and expanded it in May 2002.  It is one of a series of customer and community initiatives launched during the past 18 months, including the introduction of new, lower cost transaction accounts, a basic banking account for Centrelink recipients and fee-free transaction banking for customers aged over 60.

A full copy of the ANZ Customer Charter Annual Report can be found at www.anz.com.  The report has been independently reviewed by accounting firm KPMG.

For media enquiries, contact:

Paul Edwards

Head of Group Media Relations

Tel: 03-9273 6955 or 0409-655 550

Email: edwardp12@anz.com

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

ANZ SHARE REGISTRY
GPO Box 242
Melbourne, Victoria 3001
Australia

ANZ SHARE REGISTRY
Private Bag 92119
Auckland, 1020
New Zealand

Australia: 1800 11 33 99
New Zealand: 0800 174 007
United Kingdom: (0870) 702 0000
Facsimile: (61 3) 9473 2456

Internet: www.anz.com

CORPORATE REPRESENTATIVE FORM

This Corporate Representative Form should be used by corporate shareholders who wish to appoint a representative to attend a meeting of members of Australia and New Zealand Banking Group Limited.

The form may be sent to ANZ Share Registry in advance of the meeting or submitted at the time of registration before the meeting.  Do not use this form to appoint the Chairman as your proxy.

Appointment of a Corporate Representative

Certificate pursuant to section 250D of the Corporations Act 2001

Limited

Insert full name of the company which is the shareholder

hereby certifies that

Insert name of appointed representative

is appointed as its corporate representative to act at the Annual General Meeting to be held on Friday, 13 December 2002 and at any adjournment.

Executed in accordance with the Company’s Constitution

Company Seal (if applicable)	Sole Director and Sole Company Secretary

	Director	Authorised Representative

/ / 2002
Date	Director/Secretary	Attorney

creating the bank of tomorrow today

2002 Annual Report

Different

Chairman’s Report

Chief Executive Officer’s Report

Personal

Corporate

Community

Culture

Growth

Energy

Senior Management

Overview

Chief Financial Officer’s Review

Business Overview

Business Reports

Where we are

Integrity

Corporate Governance

Risk Management

Environmental Report

Customer Service Charter

Corporate Governance Statement

Board of Directors

Guide to the Financial Report

Concise Financial Report

2

ANZ is a leading banking and financial services group. With total assets of $183 billion, ANZ takes its place among the top 100 banks in the world.

2002 Results*

Profit	Earnings Per Share	Dividend	Return on Equity	Cost to Income Ratio

15.9%	16.7%	16.4%	21.6%	46%

Net Profit has increased by 15.9% to $2168m	EPS has increased by 16.7% to $1.37 per share	Dividend per share increased by 16.4% to $0.85 (fully franked)	ROE has increased from 20.2% to 21.6%	Cost to income ratio has decreased from 48% to 46%

ANZ is headquartered in Melbourne, where it first opened an office as the Bank of Australasia in 1835. ANZ’s primary markets are Australia and New Zealand as well as Asia, the Pacific, UK/Europe and the United States. ANZ operates a series of specialist businesses. Its key businesses are: Personal Banking & Wealth Management, Consumer Finance, Small to Medium Business, Mortgages, Asset Finance, Corporate Businesses and ANZ Investment Banking.

*excluding significant transactions during year ended 30 September 2002: the sale of businesses to ING joint venture (profit after tax of $170m), National Housing Bank recovery ($159m profit after tax) and special general provision for doubtful debts ($175m charge after tax). Including significant transactions, the net profit was $2322m, up 24% on 2001, and EPS was $1.47.

3

different

4

5

“We set ourselves the challenge to create a very different bank at ANZ.

Different by performing for shareholders, different by serving our customers well, different by being a good corporate citizen in the community, and different in the way we lead and inspire our people.

We have made progress in the past five years, but we still have a good way to go as we move to build further on our performance and develop future growth.”

John McFarlane, Chief Executive Officer

6

Chairman’s Report

Our 2002 performance sets us apart.

2002 was a strong year for ANZ.

The result was achieved in an environment where the Australian and New Zealand economies performed well notwithstanding subdued world economic activity and several major corporate collapses internationally.

Performance

In the year ended 30 September 2002, the net operating profit after tax increased by 24% to a record $2322 million. The result was impacted by three significant transactions as follows:

•                  The sale of businesses to ING joint venture (profit after tax of $170m)

•                  National Housing Bank recovery ($159m profit after tax)

•                  Special general provision for doubtful debts ($175m charge after tax)

Excluding these significant transactions, profit after tax increased 15.9% to $2168 million. Earnings per share grew by 16.7% to $1.37 and the dividend per share was increased by 12 cents to 85 cents per share fully franked.

Our return on ordinary shareholders’ equity at 21.6% is above our 20% target while our cost to income ratio of 46% achieved our mid 40s target and was the lowest cost to income ratio among major Australian banks. Our Tier One capital ratio was solid at 7.9%.

Market Recognition

Our consistent performance is being recognised in our share price, which has performed well despite considerable weakness in equity markets. Our achievements were also recognized by Fortune magazine in September 2002 when it selected ANZ as one of 40 stocks to invest in for retirement, one of only five non-US companies and the only Australian stock.

Clear Focus

During the year, the strategy of organising the bank into 17 businesses achieved strong overall results and enhanced our focus on risk management. Customers benefited from a range of initiatives including new lower cost transaction accounts and improvements to services.

In May, a new wealth management joint venture was established with the ING Group. ING is one of the world’s leading Bancassurance Groups with $800 billion of assets under management. The joint venture created a top-tier company in funds management and life insurance in Australia and New Zealand and filled a strategic gap for ANZ in the high growth wealth management sector. ANZ made a capital contribution of $960 million to the new organisation.

In January, ANZ settled the long-standing litigation with the National Housing Bank in India. The settlement enabled us to recover $248 million of the provision we made when ANZ sold Grindlays Bank to Standard Chartered PLC in 2000.

Leadership Culture

Most importantly, we continued to give high priority to our program to create a distinctive ANZ culture. This program reinforces a strong performance culture among our staff, creating a sense of entrepreneurial freedom balanced with responsibility, shared values and an increasing focus on customers and the community.

Governance

During the year, the Board undertook a review of governance procedures to strengthen further ANZ’s standards of corporate governance, disclosure and transparency. These included a new policy covering ANZ’s relationship with its auditor.

Executive Options

We have also taken note of the community debate on the use of options as part of executive remuneration. Options are not a dominant form of compensation at ANZ. The Board believes options can provide valuable incentives if the size of option packages is appropriate, and if hurdles set are challenging and aligned with shareholders’ interests. We have taken an in-principle decision to expense options in the year they are granted and we will implement this change as soon as the tax and Australian Accounting Standards implications are clarified.

The Board

On 7 February 2002, Mr David Gonski joined the ANZ Board. Mr Gonski is Chairman of Coca-Cola Amatil and a Director of Westfield Holdings Limited and John Fairfax Holdings Limited. Mr Gonski brings valuable financial skills and a broad range of business experience and community service.

Growth and Potential

Management and staff are to be congratulated for consistently delivering a high level of financial performance to shareholders, improving our service to customers and deepening our relationship with the community, while at the same time providing an increased focus on growth.

In the year ahead, we expect the Australian and New Zealand economies to continue to perform relatively well and for overseas markets to begin to strengthen from their low base. Loan losses tend to lag the economic cycle and these are expected to remain moderate to high, although at levels which are manageable. We also see opportunities to build on our consistent performance and distinctive strategy and move closer towards realising ANZ’s full potential.

Charles Goode

Chairman

7

Chief Executive Officer’s Report

Five years ago we decided to create a very different bank.

For our shareholders, 2002 was a good year, but one with challenges. We have met those challenges head on and still kept our promises to our shareholders, our customers, our staff and the community.

Our performance has been built on ANZ’s distinctive strengths: the quality of our people, a strong culture, a diverse portfolio of specialised businesses and a constant focus on creating a low risk, sustainable business.

Shareholders who have watched our performance going back to the early 1990s will know it hasn’t always been that way.

Key Decisions

Five years ago we took the decision to change ANZ. We needed to. While we had stabilised and recovered from the depths of the recession of five years before, we had lost the confidence of many investors and it showed in our share price. So we took three fundamental decisions:

•    We shifted away from a dependence on higher risk businesses including those in international emerging markets, toward lower risk, more sustainable consumer businesses. In 1997, personal businesses accounted for just 36% of ANZ’s earnings. Today they account for approximately 55%

•    We transformed our cost structure through developing the right technology and enabling our processes to become leaner and more competitive. In 1997, we had the lowest productivity among the major Australian banks with a cost to income ratio of 63%. Today we are the industry leader with a cost to income ratio of 46%

•    We recognised that our long-term competitive strength rests with our people. We began the work to revitalise our culture, releasing the energy and passion of our people, enabling them to deliver more consistently and productively for shareholders, customers and the rest of the community. In 1999, 52% of our people were satisfied working at ANZ. Today that figure is 78%

Leading Change

While improving financial performance is critical to our ability to attract capital, changing the culture is critical to creating our future. In 1997, most customers, investors, members of the community and our staff thought the major Australian banks were the same. We saw a real opportunity, an attractive opportunity, for ANZ if we could breakout from the pack. Firstly, we reconceived ANZ as a collection of specialised businesses. This strategy has eliminated much of the bureaucracy that got in the way of our staff serving our customers. It has given them more of a feeling that they own the business. It has given them more freedom and the opportunity to be more creative. At the same time, it has made the risks and results of their business very transparent to us and to you the owners.

You can now see that the financial results show a consistent level of delivery. Secondly, from the customer satisfaction survey results published in this report, you can also see emerging improvements on this dimension, even though there is still much to do.

Challenges – Past and Present

Of course, we have had to face some difficult issues. Losses in emerging market bond trading in 1998 and managing an exposure to Asian markets of almost US$11.5 billion at the height of the Asian crisis in the years following 1997 are examples.

We contained the impact of these issues, exiting businesses and dramatically reducing our higher risk exposures.

During that time, our focus was on improving ANZ’s financial performance and restoring the confidence of our investors. But we did not focus enough attention on service to our personal customers and on our reputation in the community. We have learned our lesson. Restoring the faith of our customers is now at the top of our agenda but the journey has only just begun. We have standards to assess how we serve customers, and we have a clear view on how we should serve them in the future. We are very serious about making a difference here.

Looking Ahead

Over the next five years, our challenge is to maintain our high levels of performance and, at the same time, to take ANZ to the next level for shareholders, staff, customers and the community by reinventing the way we do business.

It’s only when we achieve such a balance that we will be able to stand up and be truly proud of our achievements.

The next stage of our growth will be based to a far greater extent on growing our revenue and customer base sustainably.

To do that we will invest in higher growth opportunities mainly in consumer banking, wealth management, small business, corporate banking and related services including asset finance, and non-asset based corporate activities. Internationally, we will consider lower risk moderately sized growth options in the Pacific and possibly in Asia as a foundation for longer-term growth.

We believe we now have the foundation to meet these challenges as we seek to create the bank of tomorrow, today.

John McFarlane

Chief Executive Officer

8

Our aim is to deliver distinctive customer service. Making a difference each day with individual customers and local communities.

Noah and Lilly don’t know it, but their mother, Gabrielle is discussing investment options with ANZ’s Wendy Shaw, that will protect their future financial security.

9

We know service to our personal customers has to improve. Something has to change. It’s us.

It is hard for a bank or any other large organisation to change its approach to customer service. Becoming customer-focused involves thinking very differently. In our case, we have to change the way we deal with customers so they actually feel they have had a different experience. Customers need to believe we are really part of their community. Easy to write in an annual report; hard to make happen. What it means for us is a total rethink and refresh. But we have started in earnest and are seeing some early results.

To start the change, we introduced simplified accounts, reduced day-to-day banking fees and focused on delivering the promises we made in our Customer Charter. We have also appointed a Customer Advocate to ensure satisfactory resolution of customer issues and complaints. This is just the beginning.

During the year, we began a program called Restoring Customer Faith in Victoria and New Zealand. In 2003, we will introduce it throughout the rest of Australia making special efforts in rural Australia to rebuild our presence.

Restoring Customer Faith changes our consumer banking business into small, community-based businesses, each with a Local CEO. We want staff in each branch to think of it as their own business, to treat customers as if our future depends on it and to become a real part of the community.

We are investing to make this work. We are upgrading branch premises, delivering additional training programs to our people and allowing them the flexibility to make business judgements regarding staffing numbers and deployment, and ways to improve service.

So far the results are encouraging. Both customer and staff satisfaction are improving. We are retaining more of our existing customers and attracting new ones. This is underpinning improved business performance. We are now seeing branches as places where we can grow revenue, increase customer numbers and create real value for our shareholders. It’s early days but we are committed to getting it right.

Personal

10

We have won industry accolades this year for the quality of our banking services to businesses and corporates. And we are seeking to raise the bar higher.

Market research among medium-sized corporations and large business institutions indicate that, of the major Australian banks, ANZ has again rated number one in overall customer satisfaction and market share in 2002.

ANZ is the lead banker to 37% of Australia’s large corporations. In the middle market, we are the primary banker to 26% of businesses.

This isn’t something we take for granted. Businesses are demanding in the service they expect. Maintaining our leadership position requires continual focus on understanding our clients’ businesses, providing them with creative ideas and solutions, and delivering specialist products and services to meet their needs.

During the year, we have extended our range of investment banking solutions available to medium-sized corporate clients. We have continued the development of new electronic platforms to better support client enquiries and product delivery. The Corporate Portal launch during 2002 provides clients with a range of on-line services including foreign exchange, capital markets and trade finance together with financial decision-making tools.

Satisfying clients also requires a great team of dedicated people. Strengthening the capabilities of our people has been a priority this year. Staff satisfaction is among the highest in the Group, reflecting a long-term focus on developing our culture and the expertise of our people. This has been supported by our relationship management systems which allow us to anticipate needs, proactively identify opportunities and develop creative solutions for clients.

The strength of our franchise among medium-sized and large corporations, together with high levels of client satisfaction, create a powerful combination to reshape the business around client needs and to create growth.

Corporate

11

We lead in the business market. It’s about listening, anticipating needs and innovating to stay ahead.

Maureen and Tony have been banking with ANZ since their first trek in Nepal in 1982. The journey continues, as Lonely Planet is now the largest selling travel guide in Australia.

12

We are determined to recapture something banks have lost. The trust of the community.

Sharyne’s future looks a whole lot brighter. Shane Teitz from the ANZ Mortgages Group discusses the progress of her new ‘Habitat for Humanity’ home.

13

Incremental change is not enough to recapture community confidence in banks. ANZ is taking steps to begin to make a real difference.

We are taking seriously the job of reconnecting with the community and regaining trust. Over the past 10 years, people have increasingly felt that banks have become detached from the community. In recent years, we’ve tried to reconnect. In 1999, we decided not to leave any more rural communities. In 2001, we put in place new low-cost banking options for senior citizens and welfare recipients. We are giving our people the freedom to contribute more to their local community through paid volunteering leave and financial support from the ANZ Community Fund.

Reconnecting with the community is not only about giving money. It’s about creating genuine business-community partnerships. The ANZ Community Fund was established in 2002 to create a new way of involving ourselves in the community. It achieves its aim by placing the responsibility for a large part of ANZ’s community “giving” at a local level. It enables the people in our branches to create meaningful partnerships, to strengthen and enhance life in the communities where they live and work.

During the year under review, we supported a wide range of community programs including:

•    Australia and New Zealand Intensive Care Appeal

•    Royal Life Saving Society’s Wet ’n Wise Program

•    Foodbank Australia

•    Habitat for Humanity

•    Victorian Credit Helpline

•    Foundation for Rural and Regional Renewal

•    ANZ DOXA Youth Foundation Cadetship

•    Hollingworth Cadetship Program

We are creating new types of programs that have a direct link to our business in financial services. During the year, we started a major research program on financial literacy. The aim is to establish a strong basis for new financial education programs to provide more opportunities for individuals to learn about managing their finances.

We also entered into a partnership with the Brotherhood of St Lawrence to run a matched savings program. This will see ANZ match ‘2 for 1’ each dollar saved by low income families for education costs.

We expect this increased level of connection with the community to gain further momentum with a wide range of new initiatives planned for 2003.

Community

14

The future is about Leadership, freedom and responsibility. We’re releasing the energy & passion of our people.

Joe Farrugia, Local CEO, for the Moonee Ponds area, draws new talents out of Jim Hudaverdi and Monica Rashoo, part of his local team.

15

Our people now have greater flexibility to deal with their customers, bringing to bear closer knowledge and understanding of their needs.

When we created the specialisation strategy two years ago, we knew it would only work if we could create a different culture. A culture where people had a sense of ownership. A culture where people talked about ‘we’ rather than ‘they’. We wanted people to be employed to make more decisions and to take responsibility for them. We wanted them to bring a human face to the demanding decisions that need to be made in banking.

If we could achieve this successfully, we could turn our culture into a unique and competitive asset.

One of the starting points was to encourage our staff to own shares in ANZ. This helps them to think and act like owners so they care more about their customers and about creating value for shareholders.

We have also taken steps to assist our people outside work. These include extending our PCs@home offer to staff, providing them with heavily subsidised PCs for use at home; the introduction of paternity leave to assist staff with new families; and providing paid leave for volunteer work in the community.

We knew the only way a large company like ANZ could change quickly and successfully was to involve all our people in a new way of thinking about the business. A unique thread of shared values would allow us to function collectively as one company and individually as specialist businesses at the same time.

Over the last two years, more than 6,000 of our people have participated in a cultural transformation program called Breakout. In 2003, an additional 6,000 people will take part. Breakout emphasizes leadership, diversity, coaching and development. It provides a framework for creating more challenging and rewarding jobs for our people.

The creation of many individual businesses within ANZ, and the removal of bureaucracy and layers of management, gives more responsibility to people to recognise customers’ needs and develop these businesses. In 1997, we had as many as nine layers of management between the Chief Executive Officer and front-line staff who serve customers, today there are just four.

We are committed to developing and sustaining the new ANZ culture. It is showing in the commitment and engagement of our people. This year in our annual staff survey 78% of staff indicated they are satisfied working with ANZ and 71% would recommend ANZ as a place to work. Three years ago only 52% of our staff said they were satisfied working with ANZ.

We want ANZ to be a place where people can achieve more than they thought they could and in the process, help turn ANZ into the bank of tomorrow, today.

Culture

16

Our challenge is to build on the foundation of strong, consistent financial performance and take ANZ to a new level. One based on growing our revenue and customer base at low risk.

Central to our growth strategy is a renewed focus on specialisation and transformation.

While our specialisation strategy has been a critical part of our success, we are also different in the way we implement this strategy. There is often a big gap between strategy and execution and we need to make sure all our core businesses are out-performing competitors. We are reshaping our portfolio of businesses by investing in higher growth areas, extending and developing our specialist capabilities and moving out of weak and non-core positions.

We will build on our financial performance by investing in our domestic consumer, small business and corporate franchise and by pursuing opportunities in the Asia-Pacific region.

We have taken some early steps:

•    Our investment in the Restoring Customer Faith Program in personal banking has helped us retain more of our existing customers and attract substantial numbers of new customers

Openings of transaction accounts are up 100% on an annualised basis since we introduced simpler, lower cost options in February 2002. Customer satisfaction is steadily improving

•    We established a new wealth management joint venture with the ING Group in May 2002, creating a new force in funds management and life insurance in Australia and New Zealand. This is an exciting development that fills a strategic gap for ANZ in wealth management

Wealth management is one of the fastest growing areas of financial services. Australians and New Zealanders are increasingly focused on wealth generation and protection and the need to fund their retirement

The joint venture is one of the leaders in wealth management in Australia and New Zealand. ING Australia provides customers with a wider range of products, services and advice through either ANZ or a network of 6,000 professional financial advisers

We have a goal to triple annual investment inflows by 2005 through aligning distribution with customer needs, expanding our sales force of qualified financial planners and using the improved range of products and investment funds offered by ING Australia

•    We are continuing to reinvigorate and invest in our small business franchise. Significant improvements to customer services, further investment in training and increased geographical coverage and industry specialisation are providing a good platform for growth in our market position

•    ANZ has a leading position as a banker to both medium-sized and large corporations in Australia. We were rated #1 in overall satisfaction by corporate customers. The strength of our franchise and capability of our people creates a strong foundation for further growth through continuing to meet the evolving needs of our clients

•    We are exploring options for longer-term growth in our region, primarily in personal financial services. We have expanded our presence in the Pacific with the acquisition of the Bank of Hawaii operations in Papua New Guinea, Vanuatu and Fiji. We have an 11% stake (with an option to increase to 29%) in Indonesia’s tenth largest bank, Panin Bank, and contribute technical assistance on strategic, technology and credit issues. We are also exploring opportunities for modest, low risk expansion elsewhere in Asia and the Pacific to develop options for longer term growth

Growth

17

Our challenge is to take ANZ to a new level by investing in growth and attracting more customers.

At 7.46am the journey ahead for ANZ is clear.

There is an opportunity to serve more personal customers.

18

energy

19

Senior Management

Left to right

David Boyles	Elizabeth Proust	Peter Hawkins	John McFarlane	Elmer Funke Kupper	Grahame Miller	Roger Davis
Chief Operations Officer	Managing Director, Asset Finance	Group Managing Director, Group Strategic Development	Chief Executive Officer	Managing Director, Personal Banking and Wealth Management	Managing Director, ANZ Investment Bank	Group Managing Director Customer Origination,

Transforming our financial performance and culture is creating the foundation for tomorrow’s bank.

20

Peter Marriott	Mark Lawrence	Shane Freeman	Brian Hartzer	Bob Edgar	Greg Camm
Chief Financial Officer	Chief Risk Officer	Group General Manager, People Capital	Managing Director, Consumer Finance	Managing Director, Corporate Businesses	Managing Director, Mortgages

People are increasingly seeing that ANZ is different. We are more actively focused on attracting and retaining talented people than ever before. And we want to deepen our relationship with customers and the community.

2002 was a challenging but successful year for ANZ. Earnings grew after tax by 15.9% to $2168 million*.  Earnings per share increased by 16.7%*.

This continues the more consistent level of performance for shareholders established in recent years. Since 1999, profit has grown at 13.6%* per annum. Return on equity has increased by four percentage points to 21.6%* and the cost to income ratio has been reduced to 46%*.

We have built our performance momentum around three main themes:

•    Strengthened accountability and focus with stretch targets and rewards

•     Divesting activities with poor returns while reducing overall risk

•     Keeping costs tight while growing revenue

We know performance means more than our financial results. ANZ is committed to making a difference, not just for the benefit of shareholders but also for our customers, staff and the wider community.

* excluding significant transactions during year ended 30 September 2002: the sale of businesses to ING joint venture (profit after tax of $170m), National Housing Bank recovery ($159m profit after tax) and special general provision for doubtful debts ($175m charge after tax). Including significant transactions, the net profit was $2322m.

21

Overview

Vision - The Bank with the Human Face	Performance
Customers	During 2002, we undertook the following major customer initiatives:
• Restoring Customer Faith program • Appointment of Customer Advocate • Simplified fee structure • New Access accounts
Put our customers first

Shareholders	We continued to deliver real growth to our shareholders:
Perform and grow to create value for our shareholders	• Achieved record share price • Outperformed Australian market as a whole • Record dividend per share

Staff

•  Overall staff satisfaction has increased from 52% in 1999 to 78%

•  More staff are recommending ANZ as a place to work

•  Strong employment brand as evidenced by dramatic increase in graduate applications

		Staff Satisfaction(%)	Employment Brand
Lead and inspire each other

Culture

•  During 2002, 4,200 staff attended ANZ’s Breakout cultural development program

•  Appointed 100 staff as champions and facilitators for the Breakout program

•  Commenced ‘Breakout Inspiring Leaders’ program to build on our leadership capabilities

Breakout, be bold and have the courage to be different

Community

•  Provided each staff member with 8 hours volunteering leave per year

•  Launched ANZ Community Fund (provides financial and physical support to local organisations identified by local branches)

•  Long term partnerships with Victorian Credit Helpline, Foodbank Australia, Foundation for Rural and Regional Renewal and the ANZ Hollingworth Cadetship Program

•  8,238 hours of volunteering by ANZ staff

Earn the trust of the community

22

Chief Financial Officer’s Review

Track Record: 1992–2002*

Group Profit

ANZ’s profit in 2002 of $2322m reflects the strong progress the Group has made over the past 10 years. The period from 1992 to 1995 was one of recovery, as ANZ returned to a stable financial footing following the substantial losses on commercial lending in the early 90s. The period from 1996 to 1998 was one of consolidation, as ANZ began to focus on its core businesses, mainly in Australia and New Zealand. Since 1999, ANZ has focused on improving performance, building new momentum and delivering strong returns to shareholders with a clear focus on productivity.

Group NPAT - $2322m

Financial Targets**

We have achieved or are well on track to achieving our 2003 targets

Denotes target achieved

EPS Growth > 10%	Return on Equity > 20%

Cost to Income Ratio – mid – 40’s range	Adjusted Common Equity – target range 5.25% – 5.75%

Credit Rating Maintained AA- credit rating

*   including significant transactions

** excluding significant transactions

23

Notes to change in profit excluding significant transactions*

Net Interest Income $4,018m +4.8%

Growth in net interest income was driven by an increase in net loans and advances (6.8%). Margins were stable over the year, with a decline in mortgage margins offset by improved risk pricing in other business units.

Non Interest Income $2,796m +8.7%

Other income growth was driven by lending volume growth in Institutional Banking and Personal Banking Australia, and non lending fees in Consumer Finance due to increases in cards issued and merchant turnover.

Expenses $3,153m +2.0%

Expense growth was contained despite Group–wide pay increases for staff and investment in a range of growth initiatives focused mainly on personal businesses. The increase in expenses that these activities generated was partly offset by the shift of ANZ’s investment business into a joint venture with ING.  These activities are now accounted for as an associate with only ANZ’s share of its net result recognized.

Debt Provisioning Charge $610m +14.9%

Economic Loss Provisioning (ELP) increased by $79m, due to both portfolio growth and a central ELP adjustment, reflecting ongoing global uncertainty. This adjustment was calculated on the basis of a one notch rating downgrade of the Global Structured Finance Portfolio. Note: A special ELP top up of $250m was made during the year, and is included in significant transactions*.

Tax and Outside Equity Interest

Increased in line with improved profitability, offset by the change in Australian corporate tax rate from 34% to 30%, which reduced tax expense by $79m.

*   Significant Transactions

•   The sale of businesses to ING joint venture (profit after tax of $170m);

•    National Housing Bank recovery ($159m profit after tax); and

•    Special general provision for doubtful debts ($175m charge after tax).

In a challenging and highly competitive environment, ANZ has continued to deliver strong shareholder returns with net profit for the year increasing by 15.9% excluding significant transactions*. Our improved performance was achieved through maintaining a focus on operational efficiency and growing our income.

These positive factors were partly offset by a deterioration in the international credit environment resulting in higher (but manageable) specific provisions. The overall result for the year benefited from the one-off impacts of the settlement of the NHB litigation and profit on sale of the funds management operations into the joint venture vehicle, partially offset by a special general provision for doubtful debts charge, resulting in headline NPAT (including significant transactions*) increasing by 24.1% for the year.

Change in profit 2001-2002 ($m)

2001 to 2002 NPAT Growth ($m)

Improved profitability across most Business Units

24

Asset Quality • Non Accrual Loans 4.5% decrease • Net specific Provisions 40% Increase

Non accrual loans decreased over the year reflecting the health of the domestic market, assisted by write-offs of several large exposures.  The level of the decrease was partly offset by the downgrade of a small number of international customers who were previously investment-grade.

Net Specific Provisions increased to $728m in 2002 ($520m in 2001).  This increase, however, does not reflect a systemic deterioration of ANZ’s credit profile, but rather a small number of large high profile corporate collapses during the year.  Four customers represent approximately 50% of the Specific Provision charge for the year, of which $170m was taken against Enron and a further $143m against Marconi.

Despite these large single name losses, our Economic Loss Provisioning (ELP) methodology has ensured that all losses are adequately covered, with our General Provision balance above APRA requirements.  As part of the regular assessment of the adequacy of the General Provision, a special top up to of $250m was made during the year to increase the General Provision balance to a more prudent level, in light of the prevailing global economic uncertainty and an unusual level of investment–grade defaults.

Total Group – Non Accrual Loans ($m) General Provision ($m) - Total Group

Balance Sheet Management • Net Lending Asset Growth 6.8% • Deposit Growth 8.0%

Net loans and advances (NLA) increased by 6.8% driven primarily by our mortgages business on the back of a robust Australian property market. Lending in our Consumer Finance and Small to Medium Business segments also increased reflecting our strategies in each segment to increase market share.

Deposits grew by 8% during the year as part of the Bank’s continued effort to grow deposits.

Lending & Deposit Growth ($b)

Capital Management • Tier 1 Capital 7.9% • Adjusted Common Equity (ACE) 5.7%

 Our capital levels remain strong across all major measures. Adjusted Common Equity as a % of Risk Weighted Assets (RWA) is 5.7% (Target Range 5.25%–5.75%).

A level of capital at the high end of our target range is considered prudent given the current world economic climate. However, capital levels are continually being reviewed to ensure that an appropriate balance between risk and return is maintained.

Dividends increased to 85 cents (fully franked) from 73 cents in 2001, representing a payout ratio of 58%.

	Regulatory Capital	RWA
Adjusted Common Equity/Risk Weighted Assets

25

Business Overview

Personal Banking and Wealth Management

($m)	2002	2001	%
Operating Income	2204	2182	1.0%
Operating Expenses	1340	1330	0.8%
Provisions	38	38	0.0%
Profit before tax	826	814	1.5%
Income Tax expense	253	288	-12.2%
Net profit	573	526	8.9%

Cost to Income Ratio	60.7%	61.0%	-0.3%

Principal Activity

Provides a full range of financial services and advisory products to personal and micro business customers in Australia, New Zealand and the Asia–Pacific region. Comprises Personal Banking Australia, New Zealand and Asia–Pacific, Wealth Management and the ING joint venture.

2002

☒ Goals and

☐ Achievements

☒ Establish best in class transaction accounts

☐ Launched new Access Accounts

☒ Increase staff involvement in local communities

☐ Established ANZ Community Fund

☒ Expand presence throughout the Pacific

☐ Acquired Bank of Hawaii assets in Vanuatu, Fiji and PNG; Acquired Bank of Kiribati (75% stake)

☒ Finalise joint venture with a global fund manager

☐ Established joint venture with ING

2003
Goals

☒ Improve market share in core banking products

☒ Launch complete set of new savings products

☒ Improve cross sell of wealth management and insurance products

☒ Continue rollout of Restoring Customer Faith program

☒ Invest in frontline technology and training

Consumer Finance

($m)	2002	2001	%
Operating Income	691	593	16.5%
Operating Expenses	308	266	15.8%
Provisions	161	171	-5.8%
Profit before tax	222	156	42.3%
Income Tax expense	73	57	28.1%
Net profit	149	99	50.5%

Cost to Income Ratio	43.6%	43.7%	-0.1%

Principal Activity

Delivers consumer finance (cards and personal loans) products and merchant acquiring solutions to personal and business customers across Australia, New Zealand and selected Asian countries.

2002

☒ Goals and

☐ Achievements

☒ Improve product positioning

☐ Launched Hong Kong and Indonesian credit cards

☒ Improve customer experience

☐ Launched ‘Sphere’ loyalty program

☒ Implement new technology and operations platform

☐ Rolled out new processing platform ‘VisionPlus’; deployed chip-based cards and chip-enabled merchant terminals

2003
Goals

☒ Deliver a ‘quantum leap’ in key customer experience and quality dimensions

☒ Leverage best-in-class operations facilities to drive improved efficiency and lower cost

☒ Build new revenue streams through product innovation and controlled geographic expansion

☒ Further strengthen our people resources and execution capabilities

Small to Medium Business

($m)	2002	2001	%
Operating Income	366	333	9.9%
Operating Expenses	124	121	2.5%
Provisions	16	17	-5.9%
Profit before tax	226	195	15.9%
Income Tax expense	69	65	6.2%
Net profit	157	130	20.8%

Cost to Income Ratio	33.9%	36.3%	-2.4%

Principal Activity

Provides a full range of financial services for small to medium business customers in Australia and New Zealand. The relationship teams are supported by a wide range of specialist providers from other areas in ANZ.

2002

☒ Goals and

☐ Achievements

☒ Invest in the business to grow customer numbers and improve service

☐ Increased the number of Relationship Managers

☒ Launch ‘runningmybusiness’

☐ Launched small business portal ‘runningmybusiness.anz.com’

☒ Establish industry specialisation (franchising team)

☐ Established specialist franchising team Australia-wide

2003
Goals

☒ Maintain growth in the business

☒ Continue to employ new relationship managers

☒ Continue to grow the numbers of new customers and improve customer service

☒ Expand the franchise team and industry specialisation

Mortgages

($m)	2002	2001	%
Operating Income	541	530	2.1%
Operating Expenses	161	150	7.3%
Provisions	28	24	16.7%
Profit before tax	352	356	-1.1%
Income Tax expense	106	120	-11.7%
Net profit	246	236	4.2%

Cost to Income Ratio	28.5%	27.0%	1.5%

Principal Activity

Provides housing finance to consumers in Australia and New Zealand for both owner occupied and investment purposes.

2002

☒ Goals and

☐ Achievements

☒ Enhance automation and web based delivery of services

☐ Introduced automated processing for Mortgage Broker applications

☒ Develop additional 3rd party alliances

☐ Developed and implemented third party mortgage servicing capability with alliance partners

☒ Continue product and distribution leadership

☐ Awarded Australian Mortgage Brokers ‘Best Financial Institution To Do Business With’

2003

Goals

☒ Drive above market growth across all channels

☒ Continue to lead the market with award winning products and strong customer service

☒ Further build staff and customer advocacy

☒ Re-engineer ‘end-to-end’ support functions to improve processing efficiency and customer experience

26

Asset Finance

($m)	2002	2001	%
Operating Income	397	388	2.3%
Operating Expenses	179	188	-4.8%
Provisions	69	65	6.2%
Profit before tax	149	135	10.4%
Income Tax expense	47	43%
Net profit	102	92	10.9%

Cost to Income Ratio	44.6%	47.9%	-3.3%

Principal Activity

Delivers asset finance, fleet management and equipment rental services and investment products to customers in Australia and New Zealand.

2002

☒ Goals and

☐ Achievements

☒ Improve positioning in fast growing markets

☐ Achieved strong growth in fleet and vendor finance businesses; service rated highly by over 70% of customers

☒ Increase returns on traditional asset finance business through e-transformation

☐ Improved unit cost for servicing and processing efficiency to our business via new technology platform ‘Yuetsu’

2003

Goals

☒ Position business to capture growth opportunities in traditional asset finance and motor vehicle and equipment markets

☒ Continue to improve our profitability

☒ Provide an operationally excellent platform to our customers and business partners, such as dealers and brokers

☒ Attract and retain talented people to our business

Corporate Business

($m)	2002	2001	%
Operating Income	1349	1296	4.1%
Operating Expenses	445	450	-1.1%
Provisions	144	149	-3.4%
Profit before tax	760	697	9.0%
Income Tax expense	233	231	0.9%
Net profit	527	466	13.1%

Cost to Income Ratio	32.9%	34.6%	-1.7%

Principal Activity

Provides the principal relationship between our corporate customers and all areas of the Bank as well as working capital management, liquidity management and transaction processing.

2002

☒ Goals and

☐ Achievements

☒ Implement initiative to provide medium–sized companies with access to same range of investment banking services as large institutions

☐ Realised benefits from extending services to medium–sized companies through our ‘Wall Street to Main Street’ initiative

☒ Maintain performing loans at 99% of book

☐ Continued to achieve target level

2003

Goals

☒ Continue to create value for our customers through knowledge of customer requirements

☒ Continue to concentrate on customer profitability by leveraging our balance sheet and increasing cross sell revenue

☒ Continue to invest in technology to increase efficiency and improve customer experience

ANZ Investment Banking

($m)	2002	2001	%
Operating Income	796	749	6.3%
Operating Expenses	362	354	2.3%
Provisions	68	64	6.3%
Profit before tax	366	331	10.6%
Income Tax expense	55	43	27.9%
Net profit	311	288	8.0%

Cost to Income Ratio	45.5%	47.3%	-1.8%

Principal Activity

Provides investment banking products and services, utilising specialist capabilities, innovative products and customised client solutions.

2002

☒ Goals and

☐ Achievements

☒ E-enable, sell or exit those businesses subject to commoditisation and scale economics

☐ Announced new online trading system providing 24 hour service, faster response, straight through processing and reduced transaction costs

☒ Become the pre-eminent global structured finance house in chosen geographies

☐ Rated #1 Asia–Pacific Project Finance Bank of the Year (‘Project Finance International’ and ‘Global Finance’ magazines)

2003

Goals

☒ Continue to capitalise on our core competencies in each of our segments

☒ Continue to increase the range and complexity of our product suite

☒ Continue to address credit issues and improve risk mitigation

Operations, Technology and Shared Services and Corporate Centre

($m)	2002	2001	%
Operating Income	471	335	40.6%
Operating Expenses	236	231	2.2%
Provisions	86	4	Large
Profit before tax	149	100	49%
Income Tax expense	46	67	-31.3%
Net profit	103	33	Large

Cost to Income Ratio

Principal Activity

Provides a diverse range of services to the Group.

Corporate Centre comprises Group Strategic Development, Group Risk Management, People Capital and Chief Financial Officer’s Units including Group Treasury

2002

☒ Goals and

☐ Achievements

☒ Implement Common Administration System

☐ Rolled out Group-wide system providing access to financial information, general ledger, HR functions, procurement, accounts payable and fixed asset processes

☒ Align business to better meet customer needs and provide more consistent experience
☐ Commenced usage of cheque image archives for faster response to customer enquiries and internal efficiencies

☒ Provide highly efficient state-of-the-art payment capabilities

☐ Delivered major new projects including credit card processing and customer transaction processing

2003

Goals

☒ Replace Group Payroll systems

☒ Complete upgrade of corporate banking and customer transaction processing capabilities

☒ Commence customer access via web for “self service” enquiries on payments, statements and transactions

27

Business Reports

Personal Banking and Wealth Management

Growing our personal banking business is all about the little things we do every day. It’s about providing better products and service to individual customers and having the commitment to make good service a reality at the local level.

Elmer Funke Kupper

Managing Director, Personal Banking and Wealth Management

Personal Banking and Wealth Management includes our Personal Banking businesses in Australia, New Zealand and Asia–Pacific, Wealth Management and our joint venture with ING.

During 2002, earnings rose 8.9% as we continued repositioning these businesses for future growth. This has involved a commitment to transforming our customers’ banking experience. We have made some real progress in these areas this year.

•       We launched our new access accounts which now set a new standard in the industry. We have received an award for our product, Access Advantage

•       In May 2002, we made a strategic leap in wealth management though our joint venture with the ING Group, establishing ING Australia as a leader in funds management and life insurance in Australia and New Zealand

•       We implemented the Restoring Customer Faith program in Victoria and New Zealand. This new model for our retail business is being rolled out across Australia and New Zealand during the next two years. It involves giving local staff a greater sense of ownership and freedom by allowing them to put customers first, and supporting our people by investing in modern branch premises, training programs and improved technology

•       Our new Customer Service Charter established clear benchmarks for service to personal and small business customers

•       We extended our leadership position in the Pacific through acquisitions in Kiribati, Papua New Guinea, Vanuatu and Fiji, and through investment in electronic banking and new products

Our challenge is to build on this new momentum to take our Personal Banking and Wealth Management businesses to the next level by continuing to focus on growing our revenue and customer base. We will make key investments in our product suite, technology and training programs.

Consumer Finance

We are repositioning Consumer Finance to build a growth business for the future through investment in state-of the-art technology and by creating a great team of people. Our aim is to continue to deliver innovative products and a distinctive service experience for our customers.

Brian Hartzer

Managing Director, Consumer Finance

Consumer Finance, which includes credit cards, merchant payment solutions, ePayment products and personal loans, has performed well in 2002.

Earnings were up 50.5%, based on growth in the credit card portfolio following the collapse of competitor airline loyalty programs, increases in card spending volumes, higher merchant acquiring share, and improved credit performance particularly in personal loans.

Our specialist approach has allowed us to focus on the quality of our people and technology to deliver products efficiently with high levels of customer satisfaction. This focus is showing results, including the highest credit card satisfaction among our major competitors and a 7% increase in staff satisfaction.

Our 2002 results reflect a number of significant technology investments designed to support future growth. During the year, we were the first bank in Australia and New Zealand to commence converting our credit card technology to chip. The $50 million investment in new chip-based cards and chip-capable ‘MultiPOS’ terminals provides an early mover advantage with cardholders and merchants. This included launching Sphere, a new chip–based reward program, for ANZ First customers.

In March, we replaced our main processing platform with a new system called VisionPlus. This system will allow us to provide more flexible, customised, and responsive service to customers and reduce costs through greater processing efficiencies.

We have also improved our share of merchant acquiring; introduced new on–line tools for our customers and staff; reduced fraud losses through the application of neural network technology; and taken early steps to extend our credit card business into Asia by launching credit cards in Hong Kong.

Source: Roberts Research*

28

Small to Medium Business

We are revitalising our small to medium business presence. Our people have more authority to make pricing and credit decisions and meet customer needs. By improving service and delivering a full range of financial solutions for customers we are creating growth for the future.

Graham Hodges

Managing Director, Small to Medium Business

The small to medium business sector is an important growth opportunity for ANZ. During 2002, we continued to develop our specialist focus by implementing a distinctive new service proposition – one focused on developing the quality of our people and empowering them to address customer needs more effectively.

The new service proposition directly addresses some of the key drivers of customer satisfaction – being flexible and responsive around customer needs, providing expert advice and innovative products and a long-term focus to customer relationships. We have expanded our geographic ‘footprint’ and developed specialist industry segments such as franchising.

Our efforts have begun to pay dividends. Customer satisfaction has risen from 66% in 2001 to 69% in 2002. Staff satisfaction increased from 59% in 2001 to 75% in 2002. We also received recognition in Personal Investor magazine’s financial services awards for the Best Business Transaction Account, Best Small Business Web Site and the Lifestyle Package Banking Award for Small Business.

During the year, Small to Medium Business earnings grew 20.8% driven by growth in new customers, increased share of business from our existing customers, and higher deposit and lending volumes.

While we have a long way to go to build a market-leading position, we have made good progress in 2002. We will continue to invest in the business, by growing our geographic presence, serving our customers better, developing new products and extending our specialist capabilities.

Mortgages

The difference our specialist focus creates is a team of people who live and breathe mortgages – a team which is growing our business by helping around 1000 families into home ownership every day.

Greg Camm

Managing Director, Mortgages

Growing our Mortgage business starts with good products. In 2002, for the fourth year in a row, we received Personal Investor magazine’s award for Home Lender of the Year, reflecting the first rate features and competitiveness of our mortgage products.

Good products don’t add value without high levels of customer service, and this year we invested heavily in technology and resources to develop faster, more responsive ways of serving our customers.

This has included implementation of new online systems to allow mortgage applications in Australia and New Zealand (including broker channels) to be lodged electronically, speeding up processing and approvals. We have also developed new businesses in the wholesale funding and servicing of third party mortgages.

We are already seeing some early results. While we have taken a conservative position on risk, we have approved mortgages in record numbers in the second half of 2002.

Loans outstanding have grown by 16% over the year. Brokers have voted us ‘the best bank to do business with’. These results have, however, been impacted by pressure on margins through increased funding costs in the rising interest rate environment, resulting in 4.2% earnings growth to $246 million.

29

Asset Finance

We are a leading provider of vehicle and equipment finance and rental services. That requires a consistent focus on fast, convenient finance and rental experience for our customers, providing value for our business partners and creating an environment for our people to excel.

Elizabeth Proust

Managing Director, Asset Finance

Esanda and UDC are our asset finance and rental businesses in Australia and New Zealand. We specialise in supporting our customers and business partners, such as dealers and brokers, through vehicle and equipment finance, vehicle fleet and equipment management and servicing, and debenture investments.

The asset finance and rental market is highly competitive and has experienced consolidation and increased margin pressures in recent years. Our response has been a series of initiatives to develop a more sustainable market leadership position. This includes a program of efficiency improvements involving investments in technology and process re-engineering and redesign, and a focus on improving credit quality.

Our efforts are already starting to show results. Earnings in 2002 are up 10.9%. Customer satisfaction remains strong at 80% and staff satisfaction has also risen to 77%. These results reflect the specialised culture and identity we have developed around serving our business and personal customers.

There is still much to do. We need to create an operationally excellent platform for our customers and business partners and continue to attract and retain talented people. This focus will provide a platform to capture future growth opportunities and continue to improve profitability within our asset finance business.

Corporate Businesses

It’s been a tough year but we have continued to deliver through our unique competitive position. Our client franchise, high levels of customer satisfaction and the expertise of our people continue to allow us to reshape the business and create growth.

Bob Edgar

Managing Director, Corporate Businesses

Corporate Businesses includes our relationships with middle-market corporate clients, major Australian and international institutions and corporations, and Global Transaction Services which provides products to support working capital management, liquidity management and transaction processing.

It has been a subdued year in the domestic business market. Although consumer sentiment has helped drive growth in the domestic economy, the business market has been relatively quiet. It has been even more difficult internationally.

However, ANZ has an enviable franchise in the business market. Among the major Australian banks, customers again rated us #1 in satisfaction for both the corporate and institutional markets.

•       Earnings in Corporate Banking were up 6.3% despite restrained balance sheet growth reflecting the contribution of lending, leasing and deposit products

•       Institutional Banking faced a more challenging international environment in 2002. Earnings were up 18.5%, mainly from lending fee income

•       Global Transaction Services earnings were up 11.1% with growth in structured trade partly off-set by downturns in foreign cash and travellers cheques following September 11 and a repositioning of the trade finance portfolio to reduce risk

Our performance is also a reflection of the quality and commitment of our people, with high levels of satisfaction reflected in our staff survey results.

Our client franchise and high levels of customer satisfaction together provide a strong combination that continues to allow us to explore opportunities to reshape the business and create growth.

Sources:	Roberts Research*
Russ Knight Research**

30

ANZ Investment Bank

We are developing a strong, distinctive business focusing on the depth of our specialist product range combined with our traditional strengths, the quality of our people, our customer franchise and concentration on key geographies.

Grahame Miller

Managing Director, ANZ Investment Bank

ANZ Investment Bank, which includes our structured and corporate finance, capital markets and foreign exchange businesses, has produced a solid performance in a challenging international environment.

•       We remained the premier Australian foreign exchange (FX) bank globally. Although earnings were down 3.4%, reflecting lower FX volatility internationally and tightened credit conditions, growth in FX amongst funds management clients and e-commerce are positioning us for the future

•       Global Capital Markets was ranked #1 by Asia Money magazine in Interest Rate and Credit Derivatives, and #1 in Australian and New Zealand Loans by Basis Point magazine. Earnings were up 20.8% supported by debt, derivative and securitisation deal flow

•       Corporate Financing and Advisory earnings grew 9.7% reflecting a range of leading roles in major project financings and the development of growth businesses in private equity capital and leveraged finance

•       Global Structured Finance produced earnings growth of 10.5%, achieving a strong performance in project and structured finance and industrial transportation and growth in non–lending fees, despite subdued markets

We incurred significant specific provision losses from loans made to two major international companies that collapsed during the year, namely Enron and Marconi. Following this, further steps have and are being taken to address credit issues and improve risk mitigation internationally. The net profit after tax results reflect economic loss provisioning, not the specific losses incurred during each year. Our strong business foundation is enabling us to continue to reshape our business and focus on new growth opportunities in private equity products and securitisation and increased fee-based structuring and advisory activities.

Operations, Technology and Shared Services and Corporate Centre

Our teams are focused on supporting ANZ’s specialist businesses by providing strategic direction, technology, financial governance and shared services at best practice cost, in a way which creates freedom and avoids unnecessary bureaucracy within the Group.

Operations, Technology and Support Services (OTSS) is responsible for ANZ’s global technology platforms, development and maintenance of business applications, the Group’s payments business and shared services.

Providing these services is about a working partnership between our technology, payments and other specialists and each of our businesses. The objective is to provide our customers with superior personalised services at lower cost.

In 2002, OTSS worked on a number of projects including the replacement of front-to-back systems for our Asset Finance business, installation of a common administrative system for the Group, rollout of a new branch sales platform and implementation of a new platform for our cards business called VisionPlus.

ANZ’s Corporate Centre provides a diverse range of services to the Group. It comprises Group Strategic Development, Group Risk Management, People Capital and Chief Financial Officer’s (CFO) Units including Group Treasury.

Group Strategic Development works closely with the businesses to strengthen and maximise their performance. In 2002, ANZ launched a new funds management joint venture with ING as well as acquired the Bank of Hawaii’s Pacific businesses.

Group Risk Management is responsible for the organisation’s risk strategies, policies and processes.  2002 achievements are detailed on pages 38 and 39.

People Capital is involved in leading a range of initiatives to help build organisational capability, and deliver the best opportunities to our people. 2002 achievements are detailed on pages 15 and 22.

CFO Units are responsible for the Group’s financial governance. In 2002, the Company won several awards in recognition of the quality of its disclosure with CFO Units being major contributors to this transparency.

Group Treasury, part of CFO Units, provides cash flow support, ensures liquidity, manages interest rate risk and provides capital to our businesses. In 2002, Treasury’s earnings increased 65% to $124 million, reflecting strong interest income from interest rate risk management activities.

31

[GRAPHIC]

Where we are

ANZ is committed to providing world class banking facilities in our home markets of Australia and New Zealand, together with extending these facilities throughout the Asia–Pacific region. Complementing our Regional focus is a strong presence in the world’s major financial centres of the United States of America, United Kingdom and Europe, giving us a global reach in support of the international activities of our customers.

Australia

New Zealand

Pacific

American Samoa

Cook Islands

East Timor

Fiji

Kiribati

Papua New Guinea

Samoa

Solomon Islands

Tonga

Vanuatu

Asia

China

Hong Kong

Indonesia

Japan

Korea

Malaysia

Philippines

Singapore

Taiwan

Thailand

Vietnam

Europe

France

Germany

United Kingdom

United States of America

Asia

Operating Income	$261	m
Cost to Income	43.3%
NPAT	$101	m
External Assets	$7.4	b
# Employees	617

Principal Activity

Personal Banking, Trade, Investment Banking, Private Banking

United States of America

Operating Income	$167	m
Cost to Income	29.9%
NPAT	$60	m
External Assets	$5.4	b
# Employees	98

Principal Activity

Investment Banking

United Kingdom, Europe & other

Operating Income	$223	m
Cost to Income	49.3%
NPAT	$64	m
External Assets	$9.9	b
# Employees	755

Principal Activity

Investment Banking

Australia

Operating Income	$5160	m
Cost to Income	39.7%
NPAT*	$1708	m
External Assets	$135	b
# Employees	15879
# Branches	738

*  Including significant transactions

Principal Activity

Full Banking Services

Pacific

Operating Income	$191	m
Cost to Income	49.8%
NPAT	$59	m
External Assets	$1.6	b
# Employees	1434

Principal Activity

Personal Banking

New Zealand

Operating Income	$986	m
Cost to Income	47.4%
NPAT*	$330	m
External Assets	$24	b
# Employees	3698
# Branches	146

Principal Activity

Full Banking Services

32

integrity

33

Integrity is at the core of every relationship we have with our customers, staff and shareholders. It’s about earning their trust.

Our customers have to have absolute confidence in the safety of funds they invest with us. We must be honest and transparent in the way we deal with them. We also expect our customers to be honest and accurate in what they tell us about their financial position.

Working in financial services means our staff deal with issues of ethics and integrity every day.  We have a Code of Conduct to underpin ethical behaviour.  However, we have to continue to create a culture where legal, ethical and honest behaviour is just the way we are and the way we work.

Investors are demanding higher standards of corporate governance. For our shareholders, integrity means confidence in the investment they have made in us. It means consistent, no-surprises performance and a commitment to transparent reporting, timely and accurate disclosures and management accountability.

In 2002, the ANZ Board undertook a review of governance procedures focused on further strengthening ANZ’s standards of corporate governance, disclosure and transparency.

The changes relating to Board committees, their membership and their charters are outlined on pages 43 and 44.

A range of other governance measures were introduced including:

•       A new policy covering ANZ’s relationship with its auditor. The policy limits and controls the provision of services by ANZ’s auditor by restricting engagements undertaken by the external auditor to audit or audit-related services. Certain other services can only be provided where they cannot be perceived as potentially conflicting with the independent role of the auditor and where they have been approved by ANZ’s Audit Committee

•       Enhancing our Serious Complaints Process which protects staff who raise issues regarding internal procedures

•       New reporting arrangements for the Company’s internal audit function which now reports directly to the Board’s Audit Committee

•       Providing enhanced disclosure and discussion of critical accounting policies, and disclosure of off-balance sheet vehicles (refer to Financial Report)

•       Index-linked options provided to executives to raise the performance hurdle and more closely link options to our performance relative to our competitors

•       An in-principle decision to expense options in the year they are granted. We will implement this change as soon as the tax and Australian Accounting Standards implications are clarified

34

Our business is based on Integrity It’s about trust – being what you say you are, doing what you say you will do.

There is an inherent trust between Rhiannon and her dad Anthony as they move toward their future.

35

Risk Management

We are building a medium growth, low risk bank.

ANZ’s Risk Management Vision and Strategy

ANZ is underpinned by an ongoing focus on risk issues and strategy at the highest levels and a comprehensive risk management framework comprising:

•       The Board, providing overall leadership and monitoring progress

•       A strong basis for Group-wide risk management policies, procedures and systems, overseen by an independent central team of risk professionals headed by the Chief Risk Officer reporting to the Chief Executive Officer

•       The use of sophisticated risk tools, applications and processes to execute our global risk management strategy across the Group

•       Primary Business Unit-level accountability for management of risks in alignment with the Group’s strategy

Risk Management and the Board

The Board of Directors, through the Risk Management Committee, approves the Group’s risk appetite and is responsible for overseeing and approving ANZ’s risk management strategy and policies. The Risk Management Committee meets regularly to monitor that the requisite culture, practices and systems are in place across the Group, to discuss the Group’s response to emerging risk issues and trends, and to review the effectiveness of the risk management systems.

A Strong Framework for Risk Strategy

Management has the primary responsibility for identifying and evaluating significant risks to the business and for implementing suitable controls.

Responsibility for the implementation of risk policy and for ensuring that there is an effective top-level control framework is delegated to the Chief Risk Officer.

The Chief Risk Officer implements the risk strategies and policies approved by the Board by leveraging specialist expertise within Group Risk Management in three key types of risk: Credit Risk, Market Risk and Operational Risk. Group Risk Management is also responsible for setting risk policy, determining risk measurement methodology, overseeing the Business Units’ compliance with policies, regulations and laws, and undertaking regular risk evaluation and reporting. All of these functions are undertaken by risk professionals with extensive experience.

Business Unit Level Accountability for Risk Management

Within each Business Unit, the Managing Director has primary responsibility for risk management. Each Business Unit has a risk management team and receives further assistance from a senior risk professional who provides strategic guidance and advice. This partnership approach ensures timely communication about risk issues as they arise and also provides the means for effective governance and oversight by the Chief Risk Officer.

The various risks inherent in the operations of the Group may be broadly grouped together under the following three categories:

1. Credit Risk

Credit Risk policy and management are principally executed through two dedicated departments – Wholesale Risk and Retail Risk.

Wholesale Risk services the Group’s Corporate, Institutional and Global Investment Banking activities, while Retail Risk services the Group’s consumer-based businesses.

All major credit decisions (or automated decision processes) for the Group’s corporate and consumer businesses require dual approval by both Group Risk Management and Business Unit-based personnel.

Review of 2002

2002 was a very difficult year in the international credit markets highlighted by large corporate failures and accounting frauds, continued difficulties in the energy and telecommunications industries, increased share market volatility and an overall trend towards increased risk aversion. In recognition of these events, and consistent with ANZ’s objective to improve continually our core risk management processes to industry leading levels, we have implemented a number of substantial enhancements to our framework for managing credit risk in 2002.

Specific improvements include:

•       Continuing the trend of previous years, ANZ’s largest corporate exposures were further materially reduced in 2002. The aggregate of our top 10 committed exposures as a percentage of Adjusted Common Equity declined over the last year from greater than 130% in September 2001 to approximately 100% in September 2002

•       Further substantial reductions were made to the limits applying to our single customer exposures. These limits vary with the credit rating and geographical location of the customer; the limits applicable to offshore customers are 40% lower than those applicable in Australia and New Zealand. In addition, inner sub-limits on funded exposures were introduced in October 2002

•       Cross-border limits were further materially reduced (post September 11) in South Asia, Middle East and Asia

36

Top 10 Exposures as percentage of Adjusted Common Equity

Continued Portfolio Re–Weighting as a percentage of Group Assets

•       ANZ’s internal credit ratings are now regularly and systematically reviewed against movements in external ratings, market indices, credit spreads and other industry indicators for “early warning” purposes

•       ANZ’s internal risk grading scale was expanded from 10 to 27 customer credit ratings

•       A new credit cost calculator, ‘C–Risk’, was implemented, which calculates economic credit costs for individual facilities

•       A wider application of sophisticated risk measurement tools in the retail sector, resulting in more efficient and effective credit assessment processes. Credit policies were tightened in certain specific areas

Despite a difficult economic environment in 2002, the overall quality of ANZ’s corporate and consumer credit portfolios remains sound. Australian and New Zealand risk profiles remain stable with the international profile being affected by a small number of larger corporate downgrades.  The assessment of counterparty credit worthiness has been enhanced through providing greater weighting to the quality and integrity of counterparties’ financial disclosure. Concentration limits on certain industries, sectors and customers have been reviewed and further aligned to the Group’s risk appetite.

2. Market Risk

Market Risk is the risk that the Group will incur losses from changes in interest rates, foreign exchange rates or the prices of equity shares and indices, commodities, debt securities and other financial contracts, including derivatives. It is managed by a variety of different techniques with Group Risk Management setting limits to control trading positions and interest rate risk up to Board authorised totals.

Review of 2002

During the year, rollout of a new ‘Market Risk Engine’ was completed. This major initiative enables better aggregation and measurement of market risks across asset classes (eg, equities, foreign exchange and interest rate products), and positions ANZ at the forefront of market risk management capability.

Other key undertakings over the year, which focus particularly on the crossover dynamics between Credit Risk and Market Risk, include:

•       Establishment of a new framework to enable trading in credit derivatives. This capability introduces another tool to support ‘best practice’ management of the Group’s credit portfolio, the creation of structured investment products for clients, and enhanced trading capability

•       Evaluation of market risk management capabilities at clients exposed to significant market risks in their core business, thereby improving the Group’s overall management of credit risk associated with these clients

3. Operating Risk

Operating Risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

Group Risk Management is responsible for establishing Group policy and for the measurement, monitoring and reporting of operating risk across the Group.

Review of 2002

ANZ’s operating risk framework, policy and procedures continue to be strengthened in line with new and emerging risk trends. Key activities in 2002 included:

•       Further development of ANZ’s methodology for operational risk measurement and economic capital allocation

•       Strong focus on fraud risk management, including implementation of an updated Group fraud policy, enhanced technology tools and development of industry solutions in conjunction with Government and industry groups

•       Refinement of the Group’s business continuity capability in line with new and emerging threats, reinforced by crisis management exercises

•       Significant enhancement to ANZ's regulatory compliance framework, including policies to address money laundering, criminal and terrorist financing, privacy and customer disability, and procedures for electronic funds transfer

Looking Forward

ANZ’s risk management capabilities are considered to be a strategic asset and a source of competitive advantage. Through effective use of technology and strong management focus, we seek to strengthen further the Group’s risk capabilities and culture to ensure that ANZ remains at the forefront of risk management capability within the banking and financial services industry.

37

Environmental Report

This year we have commenced an important review to extend our approach to corporate sustainability.  The aim is to develop an approach which will assist us in achieving long-term shareholder value by focussing on the market’s potential for sustainability products and services while at the same time successfully reducing and avoiding sustainability costs and risks.  This aim is to develop a framework for greater self-awareness and action.

Although there is still much to do, we have made some early progress.

In June 2002, ANZ’s infrastructure investment business established Wind Power Investment Trust.  The Trust is considering investments to enable the development of wind farms in New South Wales, South Australia and Victoria, which would deliver in excess of 300MW of green energy into the national energy market.

ANZ has also focused on minimising the direct impact of its operations on the environment.  To support this we have expanded our Environmental Management Program through the ANZ Green Office initiative including joining the Federal Government’s Greenhouse Challenge.

The Green Office initiative addresses the impact ANZ has on the environment though its consumption of energy, the waste materials we produce and the water we consume.

Energy

We have joined the Property Council of Australia/Sustainable Energy Authority of Victoria’s Energy Smart Leaders Program, an initiative aimed at reducing our energy consumption and reducing Greenhouse emissions.

So far we have conducted a number of energy audits four major buildings in Melbourne.  These audits have identified potential savings of Greenhouse gases between 1,700 and 2,500 tonnes.  Green Teams have been established to act on the audit findings and ensure we achieve these energy savings.  For example, during 2002 the initial energy saving at our 55 Collins Street, Melbourne building resulted in an immediate 10% drop in Greenhouse emissions and a $30,000 saving in energy costs.

ANZ received the 2002 Outstanding Achievement Award for successful involvement in the Energy Smart Leaders Program.

Waste

During 2002, we participated in a Best Practice Waste Management Trial to ensure we recover and recycle all used office paper.  Although ANZ already has a comprehensive paper recycling system, the trial resulted in an increase of 65 tonnes in the quantity of paper recycled over a three-month period.  This is being supported by a company-wide Work Practices Review to identify ways ANZ can reduce paper in the first instance.

We know, however, that waste is a wider issue than just paper.  Recently, a waste audit of one of our major buildings was conducted by Visy to identify the potential to reduce our current waste to landfill.  We have started to act on the audit’s recommendations that have the potential to reduce waste to landfill by almost 75%.

We are supporting these initiatives by engaging our people on environmental issues.  An environmental site on ANZ’s intranet has been established to advise staff of ways they can actively participate in initiatives across the Bank and in the community.  This includes staff using their Volunteer Leave to work on environmental projects with a community organisation.

Purchasing

ANZ has begun to review all purchasing contracts with a focus on environmental sustainability.  The initial focus is on recycled paper purchasing, use of cleaning chemicals and the development of sustainability criteria for tenders as evidenced in a recent office furniture request for tender.

Our progress has been recognised with ANZ continuing to be included in two leading indices of Corporate Sustainability in 2002–the Dow Jones Sustainability World Index and Financial Times FTSE4Good Global Index.

We know, however, there is much more for us to achieve.  The journey ahead is about building on our progress so far to develop a comprehensive sustainability agenda that can demonstrate a high level of commitment and action in addressing global and industry social and environmental challenges.

Incorporating sustainability in the workplace needs to become an integral part of our business.

38

Customer Service Charter

In October 2001, we launched our first Australian Customer Service Charter in a further step towards improving ANZ’s value and service to its customers.

We also promised to have our performance against the promises in the Customer Charter independently reviewed by ANZ’s auditors, KPMG, and to publicly report the results.  The KPMG review is underway and the results will be made available in our Customer Charter Annual Report.

Our internal review of our performance against the promises in the 2001 Customer Charter has been encouraging but in some areas we still have work to do to consistently meet customer expectations.

Our Promise: Simple, fast account opening

•               Personal Banking - open accounts within 24 hours

Standard Loan Applications

•               Personal Loans - answered within one working day

•               Home Loans - answered within two working days

•               Car Loans - answered within one working day

If we do not meet these standards, we will refund one month’s standard fee or equivalent.

Our Performance:

•               We have improved our processes so we can open personal bank accounts on the spot.  This makes it difficult to accurately determine delays.  However, we have refunded over $800 in fees in nearly 150 cases where delays have been identified

•               Nearly 100% of personal loan applications were answered within one day

•               Identified fewer than 2% of home loan applications which were answered beyond 2 days and refunded over $26,000 of fees.  We are also working towards developing enhanced systems and processes to ensure completeness of reporting for home loans

•               Over 99% of car loan applications were answered within one day; refunded over $4,300 of fees

•               In total, over $31,000 of fees were refunded for accounts opened or loan applications answered beyond our promised times.  We are continually improving our systems and processes to ensure that we consistently meet our promises

Our Promise: Access

•               Internet banking and Website - available more than 99% of the time

•               Phone banking service - available more than 98%

•               Network of ATMs - available more than 98%

•               Lost & stolen cards hotline - available 24 hours, 7 days a week

•               Esanda phone service - available 8am to 7.30pm AEST weekdays and 9am to 5pm on Saturdays

Our Performance:

•               We exceeded Internet banking and website target of 99% except for two months when the availability was 98.9% and 98.6%

•               We exceeded Phone Banking and ATM Banking target of 98%

•               Internally, our Cards hotline and Esanda phone service were staffed for availability 100% of the times promised.  We are also seeking details from our telecom provider to monitor the extent to which our telephone lines were accessible by our customers

Our Promise: We will respect your personal information

•               We will keep private the information you have provided to us

Our Performance:

We have guidelines in place to ensure that we comply with this promise.  We measure our compliance based on the privacy-related enquiries received from our customers by our National Customer Liaison unit.  We have received 25 valid enquiries which we have addressed with our customers.  We are further improving our internal monitoring systems and processes for keeping our customers’ information private

Our Promise: Information we provide to you will be written in plain language

Our Performance:

We have implemented processes to ensure that we provide our customers information written in plain language by using:

•               Simple language easily understood by the intended reader

•               Short, clear and concise statements that avoid use of jargon

•               Consistent written expression and punctuation

•               Structured sentences/paragraphs and headings that guide the reader through the communication

Our customer satisfaction score with our communication improved from 6.9 to 7.2 out of 10

Our Promise: Resolving complaints–if we make a mistake, we will put it right

•               Respond to complaints addressed to our National Customer Liaison Unit within 48 hours

•               Resolve complaints within 10 working days

•               Advise how much longer it will take to resolve these complaints if it takes more than 10 working days

Our Performance:

•               We responded to 100% of complaints received by our National Customer Liaison unit within 48 hours

•               We resolved 70% of complaints within 10 days

•               We are developing a comprehensive complaint resolution system which will help us ensure completeness of reporting and further improve our performance

We expanded the Customer Charter in April 2002, extending the Charter to cover small business as well as our personal customers and adding new promises on fees and quick, convenient banking services.

Our New Promise: Quick, convenient branch banking

•               Teller service within 5 minutes and extended banking hours

Our Performance:

•               The average waiting time was under 3 minutes at 40 branches where ANZ has a queue measurement system.  The maximum wait time, however, was nearly 21 minutes at these branches.  We are working to improve this performance by looking at staffing levels and resourcing for peak periods.  We are also extending banking hours and offering Saturday banking at several of our branches

Our New Promise: Fast, efficient phone service

•               Calls answered within 1 minute and notification of expected waiting time on our 13 13 14 and 13 22 73 numbers

Our Performance:

•               13 13 14 - 89% calls answered within 1 minute

•               13 22 73 - 94% calls answered within 1 minute

Our New Promise: Simple accounts, fees and charges

Our Performance:

•               Introduced two new lower cost Access accounts with simpler fees.  For example, Access Advantage offers unlimited ANZ transactions for $5 per month.  We have also reviewed our fees and charges and helped our customers understand them by directly communicating those which are frequently applicable to their accounts

Our New Promise: Building relationships with the community

Our Performance:

•               Maintained our rural branches and opened a new branch in Koroit

•               Continued to offer fee-free branch banking for seniors

•               Continued to offer 15 fee-free transactions and no monthly fee for Centrelink payment recipients and healthcare cardholders

We’ve made promises to our customers that we intend to keep.

39

Corporate Governance Statement

Board Responsibility

The Board is responsible to shareholders for the operations of the Company.  It sets the strategic direction and financial objectives for the Company and delegates responsibility for the management of the Company to the Chief Executive Officer and senior management.  The Board is responsible for ensuring that the Company has appropriate governance arrangements in place for the benefit of all shareholders.

The Board aims to carry out its responsibilities so as to create and build sustainable value for the benefit of shareholders and other stakeholders.  The Board has adopted a Charter which sets out, among other things, roles and responsibilities of the Board.  The Board’s responsibilities include:

•               Appointing the Chief Executive Officer, and reviewing his/her performance and remuneration

•               Setting objectives, strategies and budgets, and monitoring and assessing management’s performance in achieving each

•               Monitoring compliance with regulatory requirements and ethical standards

•               Approving policies and overseeing governance and compliance practices relating to management of risk, conduct of internal audit and human resources management

The Board is also responsible for reviewing the operations of all Business Units together with the major functional areas of the Company at least once per year to satisfy itself that each Unit’s strategy, policy and direction are consistent with those of the Company.

The Board recognises its overriding responsibility to act honestly, fairly, diligently and in accordance with the law in serving the interests of ANZ’s shareholders, as well as its employees, customers, and the community.  The Board works to promote and maintain an environment within ANZ that establishes these principles as basic guidelines for all its employees and representatives at all times.

Directors meet regularly in private sessions without management being present.  Non-executive directors also meet regularly, at least twice a year, without the Chief Executive Officer or management being present.

Board Composition

Board Size & Membership

Directors, as a Board and through the Nominations & Corporate Governance Committee of the Board, regularly review the size and composition of the Board.  It is policy that, at a minimum, the Board be comprised of five directors.  The Board’s policy also states that the Chairman be a non-executive director and that the majority of the Board be comprised of non-executive directors.

At the time of this report, the Board comprises eight directors; a non-executive chairman, six other non-executive directors, and the Chief Executive Officer.

Director Appointments

The Board aims to bring a balance of skills, experience and views to its deliberations.  The Board, through the Nominations & Corporate Governance Committee, engages external consultants to assist it in identifying appropriate candidates for consideration as Board members.

On their appointment, directors are provided with information setting out their entitlements, duties and responsibilities including Board policies.

Current Directors

At the time of this Annual Report, the Board comprises:

Mr. Charles Goode AC, Chairman

Mr. John Dahlsen

Dr. Roderick Deane

Mr. Jerry Ellis

Mr. David Gonski AO (appointed February 2002)

Ms. Margaret Jackson

Mr. John McFarlane OBE, CEO

Dr. Brian Scott AO

Further details on directors are available on pages 46 and 47 of this Annual Report.

Independence & Directors’ Dealings

All non-executive directors have been determined by the Board to be independent and, other than in their capacity as a director of the Company, not to have a material relationship with the Company.  Details on the definition of ‘independent’ and ‘material relationship’ as determined by the Board can be found on www.anz.com.

The Board has adopted a policy on Disclosure of Interests which provides processes for:

•               The disclosure by directors of certain interests

•               How actual or potential conflicts of interest are to be addressed

A copy of this policy is available on www.anz.com.

Performance of Chairman and Directors

The full Board is responsible for reviewing the performance of the Chairman.  It is the responsibility of the Chairman, with input from the Nominations & Corporate Governance Committee, to assess the performance of each director.

Retirement

Directors are required to retire at the age of 70 years.  Directors appointed since 1993 have agreed to retire after fifteen year’s service.

Work of the Board

Access to Directors

Employees and shareholders have access to the directors either directly or through the Company Secretary.

Operational Familiarisation

Directors take part in site visits to branches and various areas of the Company’s operations in order to familiarise themselves with the Company’s business.  To facilitate interaction between management, customers and directors, information briefings with management and customers as well as social and working events are scheduled regularly.  In addition, directors participate in shareholder briefings held in Australia and overseas at regular intervals.

Briefings & Updates

As appropriate and when required, directors take part in various Company briefings and updates on key business issues, emerging trends, matters relevant to their role as directors and changes in technology or support systems.

Independent Advice

In order to assist directors to fulfil their responsibilities, each director has the right, with the prior approval of the Chairman, to seek independent professional advice regarding their responsibilities at Company expense.  In addition, the Board and each Committee may obtain professional advice at Company expense if required to assist in their work.

40

Board Committee Structure

Main Committees

In February 2002, the Board commenced a review of its corporate governance practices.  The outcomes of the review, now largely implemented, resulted in the formation of new Committees, new membership structure of Committees, updated Committee Charters and the dissolution of the Human Resources Committee (as of March 2002).

There are now four main Board Committees:

•               Audit Committee

•               Risk Management Committee

•               Nominations & Corporate Governance Committee (with effect from 1 July 2002)

•               Compensation Committee (with effect from 1 July 2002)

Each of the four main Committees is comprised solely of independent directors (as previously defined), has its own Charter and has the power to direct any special investigations it deems necessary.  A copy of each Committee Charter can be found on www.anz.com.

The Chief Executive Officer, John McFarlane, attends all Committee meetings by invitation of each Committee.  He is not present, however, if this could compromise proceedings.  He also does not attend any meeting where his remuneration or performance is considered or discussed.  Directors may attend any meeting of a committee when it is discussing a subject in which they have a special interest.

Audit Committee

•               Mr. John Dahlsen, Chairman

•               Mr. Charles Goode

•               Ms. Margaret Jackson

•               Dr. Brian Scott

The Audit Committee is responsible for the appointment, evaluation, compensation and over sight of the external auditor.  It also oversees and monitors the Company’s financial reporting principles, controls, policies and procedures, the work of the internal audit group, the integrity of the Company’s financial statements and prudential supervision procedures as required by regulators.

All members of the Audit Committee must be financially literate and at least one member of the Committee be determined to be a ‘financial expert’ as defined by the Board.  Further details on the definition of ’financial expert’ can be found on www.anz.com.

The Audit Committee meets at least four times per year.  The external auditor and the head of internal audit attend every meeting of the Audit Committee by invitation.  It is the policy of the Audit Committee to meet with the external auditor in the absence of management at each of its regularly Scheduled meetings.  The Chairman of the Audit Committee also meets separately and regularly with the head of internal audit and the external auditor.

The Audit Committee and the Board have approved a policy on the provision of audit and non-audit services by the external auditor, which effectively limits the non-audit services that may be provided by the external auditor.  A copy of this policy can be found on www.anz.com.

Risk Management Committee

•               Mr. Jerry Ellis, Chairman

•               Mr. John Dahlsen

•               Dr. Roderick Deane

•               Mr. David Gonski

•               Mr. Charles Goode

•               Ms. Margaret Jackson

•               Dr. Brian Scott

The Risk Management Committee’s function is to review risk in the business.  It is responsible for overseeing and monitoring the Group’s risk management principles and policies, strategies, processes and controls including credit, market, balance sheet and operating risk.  It may approve credit transactions and other matters beyond the approval discretion of executive management.  The Risk Management Committee met nine times during the year.  Further details on ANZ’s management of risk issues can be found on pages 38 and 39 of this Annual Report.

Nominations & Corporate Governance Committee

•               Dr. Brian Scott, Chairman

•               Mr. David Gonski

•               Mr. Charles Goode

•               Ms. Margaret Jackson

The purpose of the Nominations & Corporate Governance Committee is to identify individuals qualified to become Board members and recommend them to the Board for nomination as members of the Board and its Committees; to review the performance of the Board and the members of the Board; to review and recommend corporate governance principles, practices and procedures for ANZ; and to review the Board and Committee structure to ensure that the Board can properly perform its oversight and monitoring function.  The Committee meets at least twice a year.

Compensation Committee

•               Dr. Brian Scott, Chairman

•               Mr. John Dahlsen

•               Dr. Roderick Deane

•               Mr. Jerry Ellis

•               Mr. David Gonski

•               Mr. Charles Goode

•               Ms. Margaret Jackson

The Compensation Committee makes recommendations to the Board in respect of the Company’s compensation program including any equity-based programs and evaluates the performance of and recommends the compensation for senior executive officers and Board appointees including the Chief Executive Officer.  The Compensation Committee meets at least three times during the year.  Details on ANZ’s remuneration policy, including equity-based remuneration, can be found on page 52 of this Annual Report.

Additional Committees

In addition to the four main Board Committees, the Board has constituted the Shares Committee and the Executive Committee which convene when necessary.  The Shares Committee, comprising a minimum of two directors, has the power to administer the Company’s Employee Share Plan and Employee Share Option Plan.  The Executive Committee, comprising three directors, has the full power of the Board and is convened as necessary in between regularly scheduled Board meetings.  The Board also forms and delegates authority to ad hoc Committees of the Board as and when needed to carry out its functions.

On page 45 is a table setting out details of directors’ attendance at Board and Committee meetings during the course of the last financial year.

ANZ has been recognised in a major shareholder survey as being one of the best governed companies in Australia.

41

Remuneration of Non-Executive Directors

Non-executive directors’ fees are determined by the Board of Directors based on advice from external advisors including reference to fees paid to non-executive directors of comparable companies.

Non-executive directors’ fees are within the limit approved by shareholders at the 21 January 1998 Annual General Meeting.  Directors’ fees are set at levels that fairly represent the responsibilities of and time spent by the non-executive directors on ANZ-related matters.

Directors may elect to take all or part of their fees in shares under the Directors’ Share Plan which was approved by shareholders at the 1999 Annual General Meeting.  Under this plan, shares are bought on market to an equivalent value to the fee that would otherwise have been paid to the director and are held in trust for the director for at least one year.

Non-executive directors also participate in the directors retirement plan, which provides that, after eight years of service, a director may receive a retirement benefit equivalent to the last thirty six months of fees (pro-rated for a lesser period of service).

On page 45 is a table detailing the remuneration of each non-executive director for the last financial year.

Equity Participation by Non-Executive Directors

It is Board policy that all directors have a share qualification of at least 2000 ANZ shares.  In addition, as set out above, directors may participate in the Directors’ Share Plan.  Details of directors’ shareholdings are set out on page 45 of this Annual Report.

Executive Remuneration including Employee Share and Option Plans

The objective of ANZ’s remuneration policy is to ensure that remuneration packages properly reflect the duties and responsibilities of the senior executives and are sufficient to attract, retain and motivate personnel of the requisite quality.  The policy focuses on creating value for shareholders by rewarding senior employees based on enhancement of shareholder value through improvements in Economic Value Added™ (EVA™).

There are three components to executive remuneration packages, a fixed component and two variable or ‘at risk’ components; short-term incentive (STI) and long-term incentive (LTI).  The fixed reward is generally targeted to the market median levels being paid in the finance industry in the relevant markets in which ANZ operates.  The STI and LTI components are based on performance and reflect achievements against agreed key result areas and competencies.

A detailed discussion on executive remuneration and a table setting out the remuneration of senior officers of the Company can be found on page 53 of this Annual Report.

Company Policies

The Board has approved and adopted policies to apply to employees within the Group.  Summaries of the policies can be found on www.anz.com.

Code of Conduct for Directors and Code of Conduct for Employees

These policies set out the ethical standards expected of directors and employees.  The codes require that directors and employees adhere to the law, that they disclose their own relevant interests, that they act in the best interest of the Group and that they act honestly and ethically in all their dealings.  The policies also cover such matters as the confidentiality of information, acceptance of gifts or entertainment and use of ANZ goods, services and facilities.

Market (Information) Disclosure Policy (reviewed and updated in 2002)

ANZ is committed to achieving best practice in the area of market disclosure.  The policy is designed to ensure that there is full and timely disclosure of ANZ’s activities to shareholders and the market.  It is important that all shareholders have an equal opportunity to receive or obtain information issued by ANZ.  This policy covers announcements that must be lodged with stock exchanges as well as announcements and presentations made to analysts, investors and the media.  It requires that once material information is disclosed to the relevant stock exchanges, it will be placed on www.anz.com.

Share Trading Policy (reviewed and updated in 2002)

The policy covers trading in ANZ securities by directors and all employees as well as contractors and consultants engaged by ANZ.  The Share Trading Policy prohibits trading for all persons aware of unpublished ANZ price sensitive information.  In addition, it specifically prohibits trading by directors, certain employees, contractors and consultants working in specific areas of the Company during blackout periods.  There are two blackout periods each year, covering approximately six weeks leading up to the day after the announcement of the half year and full year results.

Employee Indemnity Policy

This policy provides that the Company will indemnify employees against any liability incurred in carrying out their roles subject to certain requirements being met.  Further details on this policy and on indemnities given to certain employees can be found on page 54 of this Annual Report.

Serious Complaints Process (approved in 2002)

ANZ has a history of implementing policies and procedures consistent with responsible and well-managed business practices.  The Serious Complaints Process is an additional mechanism by which ANZ staff, contractors and consultants may voice concerns they have regarding any potential malpractice or impropriety that they find within ANZ.  It is intended to operate as a last resort and requires that protection be given to employees against dismissal or penalty as a result of disclosing concerns in good faith.

Relationship with the External Auditor

As highlighted on page 43, the Audit Committee policy on non-audit services states the audit-related and some non-audit services that may be conducted by ANZ’s external auditor.  It sets in place a formal approval process regarding the provision of non-audit services, which are only considered where they are not perceived to be in conflict with the role of auditor.  This approval process is the responsibility of the Audit Committee.

Significant Accounting Policies

Details of the significant accounting policies and any changes in accounting policies made since the date of the last Annual Report are set out in the Financial Report and on www.anz.com.

Group (Internal) Audit

Group Audit provides independent assurance that the design and operation of the risk and control framework across the Company is effective.  The internal audit function operates under a Charter from the Audit Committee that gives it unrestricted access to review all activities of the Company.  The Group General Manager Audit reports to the Chairman of the Audit Committee.

A risk-based audit approach is used to ensure that the higher risk activities in each business are audited each year.  All audits are conducted in a manner that conforms to international auditing standards.  Group Audit plays an active role in ensuring compliance with the requirements of supervisory regulatory authorities, including APRA.  Group Audit also works collaboratively with the external auditor to ensure a comprehensive audit scope.

Political Donations

In Australia in the year to September 2002, ANZ donated $150,000 to the Liberal Party and $75,000 to the Labor Party.

We’ve made real progress in reinforcing a strong framework of good governance.

42

Non-Executive Director Emoluments

	Fees Paid
Amounts in $	Cash	Value of deferred shares(1)	Subsidiary Board		Committee Chairman’s fee	Retirement Benefit	Superannuation contributions	Total

Non-executive directors
C B Goode (Chairman)	76,000	274,000	—		—	—	9,468	359,468
J C Dahlsen	110,000	—	—		17,500	—	9,464	136,964
R S Deane	110,000	—	93,744	(3)	—	—	8,954	212,698
J K Ellis	89,000	21,000	—		17,500	—	9,464	136,964
D M Gonski(2)	71,194	—	17,747		—	—	6,556	95,497
M A Jackson	110,000	—	5,824		—	—	9,309	125,133
B W Scott	83,748	26,252	—		13,750	—	9,464	133,214
G K Toomey(4)	—	—	—		—	98,090	—	98,090
Total	649,942	321,252	117,315		48,750	98,090	62,679	1,298,028

(1)     Participation in Directors’ Share Plan.  Value of shares at the date they were purchased on market

(2)     Appointed 7 February 2002

(3)     Fees paid in NZ$ converted at average exchange rate of 1.20

(4)     Resigned 8 October 2001

Directors’ Meetings

The number of Board meetings and Committee meetings held during the year, and attended by each director are set out in the following table:

	Board		Risk Management		Audit		Human(3) Resources		Executive Committee		Shares Committee		Committee of the Board		Nominations & Corporate Governance Committee		Compensation(4) Committee
	A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B

C B Goode	10	10	9	8	8	8	2	2	7	7	7	7	7	7	1	1	1	1
J C Dahlsen	10	9	9	7	8	8	—	—	3	3	—	—	—	—	1	1	1	1
R S Deane(1)	10	10	9	6	—	—	—	—	—	—	—	—	—	—	—	—	1	1
J K Ellis	10	10	9	9	—	—	2	2	—	—	3	3	1	1	—	—	1	1
D M Gonski(2)	7	6	7	6	—	—	—	—	—	—	—	—	—	—	1	1	1	1
M A Jackson	10	10	6	5	8	8	—	—	3	3	—	—	1	1	1	1	1	1
J McFarlane	10	10	9	7	—	—	2	2	7	7	1	1	6	6	—	—	1	1
B W Scott	10	10	6	5	8	8	2	2	—	—	7	7	—	—	1	1	1	1

Column A - Indicates the number of meetings the Director was eligible to attend

Column B - The number of meetings attended.  The Chairman is an ex-officio member of all Board Committees

(1)     New Zealand resident

(2)     Appointed 7 February 2002

(3)     Disbanded 31 March 2002

(4)     Formed 1 July 2002

Directors’ Shareholdings

	Beneficially held		Non-beneficially held Shares
	Shares(1)	Options(2)

C B Goode	218,779	—	143,986
J C Dahlsen	83,400	—	8,500
R S Deane	75,000	—	—
J K Ellis	57,601	—	—
D M Gonski	2,000	—	—
M A Jackson	73,406	—	—
J McFarlane	1,132,370	2,500,000	—
B W Scott	69,982	—	—
Total	1,712,538	2,500,000	152,486

(1)     Shares include deferred shares

(2)     750,000 options are exercisable at $11.49 from 31 December 2002 to 31 December 2004 inclusive, 750,000 options are exercisable at $14.78 from 31 December 2003 to 31 December 2004 inclusive and 500,000 options are exercisable at $17.20 from 31 December 2004 to 31 December 2005 inclusive; however, the options may be exercised only if the ANZ Accumulation Index over the period from the date on which the options are granted to the last trading day of any month occurring during the relevant exercise period equals or exceeds the ASX 100 Accumulation Index calculated over the same period.  500,000 options are exercisable at $17.52 from 31 December 2003 to 31 December 2007 inclusive; however, one half of the options may be exercised only if the ANZ Total Shareholder Return (“ANZTSR”) calculated over the period commencing on the date of grant and ending on the last day of any month after the second anniversary of their date of grant exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index (formerly the Accumulated Banking and Finance Index) over that same period; the other half of the options may be exercised only if the ANZTSR calculated over the relevant period exceeds the percentage change in the S&P/ASX 100 Accumulation Index over that same period.

43

Board of Directors

Mr. J McFarlane OBE

MA, MBA

Chief Executive Officer.

Appointed October 1997.  Directorships include The Business Council of Australia, the Australian Graduate School of Management and the Financial Markets Foundation for Children.  Former Group Executive Director, Standard Chartered PLC (1993-1997), Head of Citibank, United Kingdom (1990-1993), Managing Director, Citicorp Investment Bank Ltd (1987-1990), Director London Stock Exchange (1989-1991).

Lives in Melbourne.  Age 55

Mr. C B Goode AC

B Com (Hons) (Melb), MBA (Columbia University, New York), Hon LLD (Melb), Hon LLD (Monash)

Chairman

Company Director.

Director since July 1991, appointed Chairman August 1995.  Mr Goode is ex-officio member of all Board Committees.  Mr Goode is Chairman of Woodside Petroleum and Director of Singapore Airlines Ltd.  Chairman of the Ian Potter Foundation and Howard Florey Institute of Experimental Physiology and Medicine.

Lives in Melbourne.  Age 64

Dr. B W Scott AO

B Ec, MBA, DBA

Company Director.

Director since August 1985.  Dr Scott is Chairman of the Nominations & Corporate Governance Committee and Compensation Committee and Member of the Audit Committee and Risk Management Committee.  Chairman of Management Frontiers Pty Ltd, and The Foundation for Development Co-operation Ltd.  Director of Air Liquide Australia Ltd and the James N. Kirby Foundation Ltd.  Australian member of the Board of Governors, Asian Institute of Management.  Former Federal President, Institute of Directors in Australia.

Lives in Sydney.  Age 67

Mr. J K Ellis

MA (Oxon) FAICD, Hon FIE Aust, FAusIMM, FTSE

Company Director.

Director since October 1995.  Mr Ellis is Chairman of the Risk Management Committee and member of the Compensation Committee.  He is Chairman of Pacifica Group Ltd, Australia-Japan Foundation and Black Range Minerals Ltd.  Director of GroPep Ltd and Chancellor of Monash University.  Former Chairman, BHP Ltd and International Copper Association Ltd.

Lives in Melbourne.  Age 65

44

Mr. J C Dahlsen

LLB, MBA (Melb)

Solicitor and Company Director.

Director since May 1985.  Mr Dahlsen is Chairman of the Audit Committee and a member of the Risk Management Committee and Compensation Committee.  Mr Dahlsen is a former Consultant to and Partner of the legal firm Corrs Chambers Westgarth.  He is Chairman of Southern Cross Broadcasting (Australia) Ltd, and a director of The Smith Family and J. C. Dahlsen Pty Ltd Group.  Former Chairman of Woolworths Ltd, Melbourne Business School Ltd, The Herald and Weekly Times Ltd and Deputy Chairman Myer Emporium Ltd.

Lives in Melbourne.  Age 67

Ms. M A Jackson

B Econ, MBA, FCA

Company Director.

Director since March 1994.  Ms Jackson is a member of the Audit Committee, Risk Management Committee, Compensation Committee and Nominations & Corporate Governance Committee.  She is Chairman of Qantas Airways Ltd, Chairperson of Methodist Ladies College.  Director of The Brain Research Institute and Billabong International Ltd.  Board Member of Howard Florey Institute of Experimental Physiology and Medicine.

Lives in Melbourne. Age  49

Mr. D M Gonski AO

B Com, LLB

Company Director.

Director since February 2002.  Mr Gonski is a member of the Risk Management Committee, Compensation Committee and the Nominations & Corporate Governance Committee and a Director of ING Australia Ltd.  He is Chairman of Coca Cola Amatil Ltd and Investec Wentworth Pty Ltd, Director of Westfield Holdings Ltd and John Fairfax Holdings Ltd.  Mr Gonski is Chairman of the National Institute of Dramatic Art (NIDA) and the Art Gallery of New South Wales.

Lives in Sydney.  Age 49

Dr. R S Deane

PhD, B Com (Hons), FCA, FCIS, FNZIM

Company Director

Director since September 1994. Dr Deane is a member of the Risk Management Committee, Compensation Committee and Chairman of ANZ Banking Group (New Zealand) Ltd.  He is Chairman of Telecom New Zealand Ltd, Fletcher Building Ltd and Te Papa Tongarewa (Museum of New Zealand).  He has a number of directorships including TransAlta Corporation (Canada) and Woolworths Ltd.  Formerly Chief Executive and Managing Director, Telecom New Zealand Ltd, Chief Executive, Electricity Corporation of New Zealand Ltd, Chairman of Fletcher Challenge Ltd, State Services Commission, Alternate Executive Director, International Monetary Fund and Deputy Governor, Reserve Bank of New Zealand.

Lives in Wellington, New Zealand.  Age 61

45

Guide to the Financial Report

Introduction

The Annual Report of ANZ is a key communication to our stakeholders.  ANZ presents two reports, the ANZ Annual Report (this document) and the ANZ Financial Report.  Both reports show how ANZ performed during the year ended 30 September 2002 and the overall financial position of the Group at the end of the year.  ANZ also publishes a results announcement to the market each half year.  All these documents can be accessed on www.anz.com.

ANZ prepares its financial reports in accordance with Australian Accounting Standards.  Particular terms required by the Standards may not be familiar to some readers and this guide is designed to assist readers to better understand the report.

Annual Report Contents

The ANZ Annual Report has two main sections.  The front section contains information about significant matters that impacted the management and performance of ANZ during the year, including discussion and analysis of the financial results, updates on the 17 business units and Group-wide programs and information on the directors and senior management.

The back section, the Concise Financial Report, contains financial information required by Australian Accounting Standards including the Consolidated Statements of Financial Performance, Financial Position and Cash Flows.  These statements have been prepared by ANZ’s staff, reviewed by ANZ’s Audit Committee and Board, and audited by our external auditor, KPMG.  The assets, liabilities and results of controlled companies are included within the consolidated results of the Group.

Consolidated Statement of Financial Performance

Financial performance refers to ANZ’s profit for the year including:

•               The sources of ANZ’s income split between interest income and other income

•               The expenses incurred by ANZ during the year, which include interest expense and other expenses

•               The provision for doubtful debts which represents the economic loss provisioning (ELP) charge

•               ANZ’s tax expense for the year

The key figure to look at is ‘Net profit attributable to shareholders of the Company’, which is the profit for the year.

Consolidated Statement of Financial Position

This Statement is a summary of the assets, liabilities and shareholders’ equity as at 30 September 2002.  It shows what ANZ as a Group owns as assets, what it owes as liabilities and the ANZ Group’s net assets.  Net assets are equal to total shareholders’ equity.

The assets and liabilities are listed in order of liquidity, with those assets representing cash shown first and those hardest to convert to cash i.e. fixed assets, last.

Assets

ANZ’s assets include:

•               Liquid assets - the cash or cash equivalents held by ANZ

•               Due from other financial institutions - the monies owed to ANZ by other banks and financial institutions

•               Trading securities - the securities held by ANZ that are regularly bought and sold as part of its normal trading activities

•               Investment securities - the investments in securities that ANZ intends to hold to maturity

•               Net loans and advances - ANZ’s largest asset by value, this consists of the loans ANZ has advanced to individuals and organisations, less an allowance for doubtful loan recoveries

•               Customers’ liabilities for acceptances - the amounts owed to the Group from customers for acceptances, a form of lending

•               Life insurance investment assets - the assets held in life insurance investment funds.  For the year ended 30 September 2002, this figure is nil as ANZ sold its life business into a joint venture company

•               Regulatory deposits - the cash ANZ has deposited at central banks to meet regulatory requirements

•               Shares in associates - ANZ’s investment in companies where the interest is large enough to provide influence rather than control over the company

•               Deferred tax assets - the future tax savings to the Group as a result of timing differences that arise due to different treatment of transactions under accounting and tax rules

•               Goodwill - the remaining amount, after amortisation, of the historic excess over net asset value paid by ANZ for the acquisition of other companies

•               Other assets - includes the assets that do not fit into the above categories including the increase in market value of amounts receivable from derivatives (refer also to ‘Payables and other liabilities’) and interest accrued and not yet received

•               Premises and equipment - the value of all the land, buildings, furniture, equipment, etc. which is owned by the Group

Liabilities

ANZ’s liabilities include:

•               Due to other financial institutions - the monies owed to other Banks and financial institutions by ANZ

•               Deposits and other borrowings - ANZ’s largest liability, this represents ANZ’s obligation to its depositors

•               Liability for acceptances - the amount owed to customers who have purchased customer acceptances from the Group

•               Income tax liabilities - the amounts payable in respect of income tax

•               Payables and other liabilities - includes various operating creditors, accrued interest payable and market value of amounts payable on derivatives held by the Group

•               Provisions - the Group’s accrued obligation for long service, annual leave, dividend payments and other obligations which although known, are not yet payable

•               Life insurance policy liabilities - the amounts owed to investors in the Group’s life insurance investment funds.  For the year ended 30 September 2002, this figure is nil as ANZ sold its life business into a joint venture company

•               Bonds and notes - the Group’s liability for long-term financing bond and note facilities issued in wholesale markets to provide long-term financing

•               Loan capital - the long-term funding that would rank behind other creditors, and ahead of only shareholders’ in the event of a winding up

Net Assets

This term is used to describe the difference between the value of total assets and the value of total liabilities.  The net asset value of the Group is equal to total shareholders’ equity.

Total Shareholders’ Equity

Components that make up shareholders’ equity are:

•               Ordinary and preference share capital - the amounts received when shares were originally subscribed for

•               Reserves - retained profits plus surpluses or deficits arising from (for example) revaluations of properties, foreign exchange gains or losses on capital in offshore operations

•               Retained Profits - the amount of profits retained by the Group

Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows summarises the Group’s cash payments and cash receipts for the financial year.  The values may differ from those shown in the Consolidated Statement of Financial Performance because the Consolidated Statement of Financial Performance is prepared on an accrual accounting basis.  Notably, the cash flow statement does not include doubtful debt losses.

Cash in this statement refers to cash on hand, bank deposits and other forms of highly liquid investments that can readily be converted to cash.

Directors’ Declaration

This declaration contains the directors’ sign-off that the Annual Report complies with Accounting Standards and provides a true and fair view of the performance and financial position of the Company.

Audit Report

The independent audit report is the external independent opinion on the Financial Report.

46

Concise Financial Report

This Concise Financial Report cannot be expected to provide as full an understanding of the Group’s financial performance, financial position and financing and investing activities as the Group’s 2002 Financial Report.

The Chief Financial Officer’s Review on pages 23 to 25 provides a discussion and analysis of the concise financial statements.

2002 Financial Report

A copy of the Group’s 2002 Financial Report, including the independent Auditors’ Report, is available to all shareholders, and will be sent to shareholders without charge upon request.  The Financial Report can be requested by telephone (Australia: 1800 11 33 99, Overseas: (613) 9615 5989) or by email to investor.relations@anz.com.

Contents

10 Year Summary
Directors’ Report
Consolidated Statement of Financial Performance
Consolidated Statement of Financial Position
Consolidated Statement of Cash Flows
Notes to the Concise Financial Statements
Directors’ Declaration
Independent Auditors’ Report
Financial Highlights in Key Currencies
Exchange Rates
Shareholder Information

The 2002 Concise Financial Report has been derived from the Group’s 2002 Financial Report.

47

Ten Year Summary(1),(2)

2002 $m	2001 $m	2000 $m	1999 $m	1998 $m	1997 $m	1996 $m	1995 $m	1994 $m	1993 $m

Financial Performance
Net interest income	4,018	3,833	3,801	3,655	3,547	3,437	3,327	3,084	2,794	2,539
Other operating income	2,970	2,573	2,583	2,377	2,142	2,110	1,839	1,754	1,793	1,730
Operating expenses	(2,905)	(3,092)	(3,314)	(3,300)	(3,442)	(3,502)	(3,397)	(3,116)	(3,001)	(2,975)
Profit before tax, debt provision and prior period abnormals	4,083	3,314	3,070	2,732	2,247	2,045	1,769	1,722	1,586	1,294
Debt provision(1)	(860)	(531)	(502)	(510)	(487)	(400)	(175)	(237)	(388)	(637)
Income tax expense	(898)	(911)	(863)	(736)	(576)	(466)	(469)	(442)	(388)	(190)
Outside equity interests	(3)	(2)	(2)	(6)	(9)	(8)	(9)	(10)	(7)	(7)
Profit (loss) after tax before prior period abnormals	2,322	1,870	1,703	1,480	1,175	1,171	1,116	1,033	803	460
Net prior period abnormal profit (loss)	—	—	44	—	(69)	(147)	—	19	19	(213)

Profit (loss) after tax	2,322	1,870	1,747	1,480	1,106	1,024	1,116	1,052	822	247

Financial Position
Assets(2)	183,105	185,493	172,467	152,801	153,215	138,241	127,604	112,587	103,874	103,045

Net Assets	11,465	10,551	9,807	9,429	8,391	6,993	6,336	5,747	5,504	5,133

Tier 1 capital ratio	7.9%	7.5%	7.4%	7.9%	7.2%	6.6%	6.7%	6.6%	6.8%	5.9%
Return on average ordinary equity(3),(4)	21.6%	20.2%	19.3%	17.6%	15.9%	17.2%	18.3%	17.9%	15.6%	5.0%
Return on average assets(3)	1.3%	1.1%	1.1%	1.0%	0.7%	0.7%	0.9%	0.9%	0.8%	0.2%
Cost income ratio(5)	46.0%	48.3%	51.7%	54.5%	60.9%	63.1%	65.8%	64.4%	65.4%	69.7%

Shareholder value - ordinary shares
Total return to shareholders
(share price movement plus dividends)	15.3%	25.5%	35.3%	19.6%	-15.6%	62.4%	33.9%	52.4%	2.0%	47.2%
Market capitalisation	26,544	23,783	20,002	16,045	13,885	17,017	10,687	8,199	5,293	5,285
Dividend	85	c	73	c	64	c	56	c	52	c	48	c	42	c	33	c	25	c	20	c
Franked portion	- interim	100%	100%	100%	75%	60%	100%	50%	0%	0%	0%
- final	100%	100%	100%	80%	60%	100%	100%	33%	0%	0%
Closing share price	- high	$20.38	$17.39	$13.46	$12.45	$11.88	$11.58	$7.28	$5.75	$5.68	$4.40
- low	$16.33	$13.44	$9.60	$8.58	$8.45	$7.10	$5.41	$3.55	$3.78	$2.53
- 30 Sep	$17.65	$15.98	$13.28	$10.25	$9.02	$11.28	$7.23	$5.67	$3.91	$4.04

Share information
(per fully paid ordinary share)
Earnings per share	- basic	147.3	c	117.4	c	106.8	c	90.6	c	72.6	c	68.6	c	76.3	c	69.9	c	55.9	c	13.5	c
Dividend payout ratio	57.8%	62.0%	59.1%	62.1%	67.8%	61.6%	55.5%	49.1%	46.4%	65.6%
Net tangible assets	$6.58	$5.96	$5.49	$5.21	$4.98	$4.59	$4.24	$3.94	$3.58	$3.43

No. of fully paid ordinary shares issued (millions)	1,503.9	1,488.3	1,506.2	1,565.4	1,539.4	1,508.6	1,478.1	1,446.0	1,353.6	1,308.2
DRP issue price	- interim	$19.24	$15.05	$11.62	$10.95	$10.64	$9.77	$5.59	$4.40	$3.78	$3.42
- final	—	$18.33	$14.45	$11.50	$10.78	$9.92	$7.60	$6.27	$3.73	$4.44

Other information
Points of representation	1,018	1,056	1,087	1,147	1,205	1,473	1,744	1,881	2,026	2,136
No. of employees (full time equivalents)(6)	22,482	22,501	23,134	30,171	32,072	36,830	39,721	39,240	39,642	40,277
No. of shareholders(7)	199,556	181,035	179,244	214,151	151,564	132,450	121,847	114,829	121,070	115,000

(1)     From 1997, the annual debt provision charge has been calculated based on economic loss provisioning; prior year data has not been restated for this change in measurement approach

(2)     Data for 1998, 1999, 2000 and 2001 includes the consolidation of assets in the statutory funds of ANZ Life as required by an accounting standard applicable from 1 October 1999

(3)     After abnormals and significant transactions

(4)     From 2001, the return on average ordinary equity calculation accrues the dividend over the year; prior year data from 1997 has been restated for this change in calculation

(5)     Before goodwill amortisation, abnormals and significant transactions

(6)     Prior to 1997 excludes temporary staff

(7)     For 2000, 2001 and 2002 the number of shareholders does not include the number of employees whose shares are held by ANZEST Pty Ltd as the trustee for shares issued under the terms of any ANZ employee incentive plan.

48

Directors’ Report

The directors present their report together with the concise financial report of the consolidated entity (the Group), being Australia and New Zealand Banking Group Limited (the Company) and its controlled entities, for the year ended 30 September 2002 and the auditors’ report thereon.  The information is provided in conformity with the Corporations Act 2001.

Principal Activities

The principal activities of the Group during the year were general banking, mortgage lending, life insurance, leasing, hire purchase and general finance, international and investment banking, investment and portfolio management and advisory services, nominee and custodian services and executor and trustee services.

There has been no significant change in the nature of the principal activities of the Group during the financial year.

At 30 September 2002, the Group had 1,018 points of representation.

Result

Consolidated net profit after income tax attributable to shareholders of the Company was $2,322 million.  Further details are contained in the Chief Executive Officer’s Report and the Chief Financial Officer’s Review on pages 7 and 23 respectively of this Annual Report.

Dividends

The directors propose that a final fully franked dividend of 46 cents per fully paid ordinary share be declared on 7 November 2002 and be paid on 13 December 2002.  The proposed payment amounts to $692 million.

During the financial year, the following fully franked dividends were paid on fully paid ordinary shares:

type	cents per share	amount before bonus options $m	date of payment
Final	40	595	14 December 2001
Interim	39	583	1 July 2002

The final dividend for the year ended 30 September 2001 was paid on 14 December 2001 and is detailed in the Directors’ Report dated 5 November 2001.

Review of Operations

A review of the operations of the Group during the financial year and the results of those operations are contained in the Chairman’s Report, the Chief Executive Officer’s Report and the Chief Financial Officer’s Review on pages 6, 7 and 23 respectively of this Annual Report.

State of Affairs

In the directors’ opinion, there have been no significant changes in the state of affairs of the Group during the financial year, other than:

•               Net loans and advances increased by 7% from $123,657 million to $132,060 million, primarily from growth in mortgage lending and commercial lending in Australia and New Zealand.

•               Deposits and other borrowings increased by 8% from $104,874 million to $113,297 million.

•               The charge for doubtful debts has been determined using economic loss provisioning and is based on the Group’s risk management models.

The economic loss provision charge increased from $531 million to $860 million reflecting a down grade in the overall risk profile due to the slowing world economy, and a special provision for doubtful debts of $250 million.  Our economic loss provisioning models recognise that the general provision balance must be regularly reviewed, and in rare situations, increased to cover unusual events.  The balance has been restored to an appropriate level.

•               Net specific provisions were $728 million, up from $520 million.

•               Gross non-accrual loans decreased to $1,203 million, or 0.9% of net loans and advances.

•               The Group settled its long standing litigation with National Housing Bank in India (NHB).  This resulted in the recovery of $248 million ($159 million after tax) from the net amount of $575 million, which had been provided when the Group sold Grindlays to Standard Chartered Bank.

•               Certain life and general insurance and funds management businesses were sold to a joint venture with ING Group, and a 49% interest in the joint venture was acquired.  A profit after tax of $170 million arose on sale of the businesses.

While the above matters are those considered to be significant changes, reviews of matters affecting the Group’s state of affairs are also contained in the Chairman’s Report, the Chief Executive Officer’s Report and the Chief Financial Officer’s Review.

Events since the End of the Financial Year

No matter or circumstance has arisen between 30 September 2002 and the date of this report that has significantly affected or may significantly affect the operations of the Group in future financial years, the results of those operations or the state of affairs of the Group in future years.

Future Developments

Details of likely developments in the operations of the Group in future financial years are contained in the Chairman’s Report and the Chief Executive Officer’s Report.  In the opinion of the directors, disclosure of any further information would be likely to result in unreasonable prejudice to the Group.

Environmental Regulation

The operations of the Group are not subject to any particular and significant environmental regulation under the law of the Commonwealth or of a State or Territory.

Rounding of Amounts

The Company is a company of the kind referred to in Australian Securities and Investments Commission class order 98/100 dated 10 July 1998 pursuant to section 341(1) of the Corporations Act 2001.  As a result, amounts in this report and the accompanying financial statements have been rounded to the nearest million dollars except where otherwise indicated.

Shareholdings

The directors’ shareholdings, both beneficial and non-beneficial, as at the date of this report in the shares of the Company are detailed in the Corporate Governance Statement on page 42 of this Annual Report.

Share Options

Details of share options issued over un-issued shares granted to directors, senior executives and officers, and on issue as at the date of this report are shown under Directors’ and Executive Officers’ Emoluments in this report, and in note 51 of the Financial Report.

No person entitled to exercise any option has or had, by virtue of an option, a right to participate in any share issue of any other body corporate.

The names of all persons who currently hold options are entered in the register kept by the Company pursuant to section 170 of the Corporations Act 2001.  This register may be inspected free of charge.

Directors’ Qualifications and Experience

The Board comprises seven non-executive directors who have a diversity of business and community experience and one executive director who has extensive banking experience.  The names, qualifications and experience of the directors who are in office at the date of this report are contained on pages 46 and 47 of the 2002 Annual Report and those pages are incorporated in and form part of this report.

Special responsibilities and attendance at meetings by directors, are shown in the Corporate Governance Statement on page 42 of this Annual Report.

49

Directors’ and Executive Officers’ Emoluments

The Human Resources (“HR”) Committee assisted the Board in its oversight of major policies and guidelines relating to the management of the Group’s human resources.  Its responsibilities included the review of proposed remuneration and profit sharing programs, and recommended these programs to the Board for approval and monitored their ongoing operation.  The HR Committee also reviewed and approved all remuneration entitlements for senior executives, including for the Chief Executive Officer (“CEO”).

As a result of the Board review conducted in February 2002, the HR Committee was dissolved and replaced by the Compensation Committee of the Board.

The Compensation Committee, chaired by Dr Brian Scott and comprising all non-executive Directors, is responsible for (amongst other things):

•             ANZ’s general compensation program - in consultation with senior management, to review and recommend to the Board ANZ’s general approach to compensation, and oversee the development and implementation of compensation programs;

•             Senior executive compensation program - to review and recommend to the Board for approval compensation programs applicable to ANZ’s senior executives;

•             CEO compensation - to review and recommend to the Board for approval corporate goals and objectives relevant to the compensation of the CEO, evaluate the performance of the CEO in light of those goals and objectives, and recommend to the Board the CEO’s compensation level based on this evaluation and other relevant factors;

•             Executive compensation governance - to review and approve any statement on ANZ’s remuneration policy and executive compensation disclosures that may be required by any listing rule, legislation, regulatory body, or other regulatory or legislative requirement, or any statement proposed for inclusion in ANZ’s annual report.

•             Advising on directors fees - to review the compensation of non-executive directors annually.  The CEO does not participate in discussion or decisions relating to his own remuneration.

The Compensation Committee recommends to the Board fees for the Chairman or other non-executive directors, after receiving independent external advice.  Non-executive directors fees are within the limit agreed to by shareholders at the Annual General Meeting held on 21 January 1998, and are set at levels that fairly represent the responsibilities of, and the time spent by, the non-executive directors on Group matters.  Regard is also given to the levels of fees paid to non-executive directors in comparable companies.

ANZ’s Compensation Policy

ANZ’s compensation framework has been designed to support a policy of rewarding Senior Executives for the delivery of specific performance targets and the execution of appropriate business and growth strategies.  This framework aims to differentiate compensation on the basis of achievement against both individual and business unit performance aligned to sustained growth in shareholder value.

ANZ’s Senior Executive compensation policy is structured to provide a fixed salary component, a short-term incentive (STI) and a long-term incentive (LTI).  The STI and LTI are variable or ‘at risk’ components of a Senior Executive’s compensation.  The compensation framework is administered by ANZ’s Board of Directors.

The compensation policy is managed around the following guiding principles:

•             to focus on creating and enhancing value for ANZ’s shareholders;

•             to differentiate individual compensation commensurate with contribution to overall results and according to individual responsibility;

•             to provide a greater emphasis on ‘at risk’ components of total compensation; and

•             to provide a compensation proposition to successfully motivate, attract and retain the high quality workforce required to deliver on ANZ’s business and growth strategies.

The fixed compensation component comprises salary and superannuation contributions.  The variable or ‘at risk’ component of compensation comprises a semi-annual STI consisting of cash and deferred shares, and a semi-annual LTI consisting of performance-hurdled deferred shares and performance hurdled options.

ANZ’s compensation policy limits increases in fixed remuneration (salary and superannuation) and emphasises ‘at risk’ compensation as a method of ensuring payment is contingent upon and commensurate with the delivery of measurable performance and the successful execution of other key strategic business objectives.

The STI is administered under the ANZ Executive Remuneration Scheme.  The STI is determined based firstly, on individual Senior Executive performance against financial and non-financial measures and, secondly, on overall business unit performance results.  The composition of the incentive includes both cash and deferred shares, with better relative performance receiving a greater portion of the incentive ‘pool’.

The LTI is administered under the ANZ Group Share Option Plan.  The LTI is determined based on individual performance and the potential to deliver on ANZ’s long-term growth and business strategies.  The composition of LTI consists of individual performance-hurdled deferred shares and/or performance options.  The individual performance hurdle is aligned to ensure senior executives clearly demonstrate sustained performance on both long-term financial and non-financial measures in the interests of shareholders and employees.

Both deferred shares and options are used as a mechanism to link a significant portion of senior executives’ remuneration to the attainment of sustained growth in shareholder value.

Recently, ANZ introduced a new form of “indexed-linked” option for executives.  The new option has a dynamic exercise price, i.e. the exercise price will be adjusted in line with the movement in the S&P/ASX 200 Banks (Industry Group) Accumulation Index (excluding ANZ).  This has replaced the “traditional” option where executives could benefit from a general rise in the market.  As an additional constraint, the option can only be exercised if the adjusted exercise price is equal to or below the original issue price.  This new form of option will ensure that executives will only be rewarded for the true outperformance of ANZ’s share price over and above the movement in the above Index.

The provision of shares and options is in line with market practice in Australia.

50

Director and Executive Emoluments

Details of emoluments paid or payable to non-executive directors are contained in the Corporate Governance Statement of this Annual Report on page 45.  Details of the emoluments of the executive director and of the five executives of the Group or Company receiving the highest emolument for the year ended 30 September 2002, are set out below.

Executive Emoluments

Cash and benefits

	Annual Compensation and Short Term Incentive
			Performance Related Bonus		Superannuation contributions
Amounts in $	Salary or fees	Benefits(1)	Cash component	Deferred shares(2)		Total

J McFarlane (Managing Director)	1,419,462	—	—	1,398,520	80,538	2,898,520

D L Boyles	654,189	8,227	220,355	318,645	37,584	1,239,000
G Branston(3)	469,760	25,973	458,891	639,021	—	1,593,645
E Funke Kupper	658,446	3,970	261,865	369,135	37,584	1,331,000
P J O Hawkins	705,761	3,970	213,198	295,802	40,269	1,259,000
P R Marriott	658,446	3,970	256,671	359,329	37,584	1,316,000

(1)                    Benefits include the provision of housing, cars and parking, private health insurance, subsidised loans and certain other expenses

(2)                    Deferred Shares are held in trust for up to 10 years and are restricted for one and three years.  Subject to the Board determining otherwise the shares are forfeited if the recipient leaves the Group within the restricted period for reasons other than retirement, retrenchment, death or disablement.  These shares are issued at the 5 day weighted average price up to and including the date of issue.

(3)                    Conversion rate of GBP @ 0.3621

Long term incentive

	Options granted(4),(5)
	Type I(6),(7)			Type II(8)
Value $	Number Issued	Date	Exercise Price $	Number Issued	Date	Strike Price $

J McFarlane (Managing Director)
Initial contract approved 1999 AGM(9)	500,000	31.12.2001	17.20
New contract approved 2001 AGM(10)	500,000	31.12.2001	17.52

D L Boyles	70,000	24.04.2002	18.75	140,000	24.10.2002	18.06
G Branston	113,100	24.04.2002	18.75	28,600	24.10.2002	18.06
E Funke Kupper	57,000	24.04.2002	18.75	131,000	24.10.2002	18.06
P J O Hawkins	54,000	24.04.2002	18.75	87,000	24.10.2002	18.06
P R Marriott	70,000	24.04.2002	18.75	153,000	24.10.2002	18.06

(4)                    All options expire seven years from the date of grant except for J McFarlane’s which expire four years and six years respectively from the date of grant.  These options are exercisable between three and seven years of the date of grant if certain performance conditions are met.  Each option entitles the holder to purchase one ordinary fully paid share in the company.  Estimated values calculated using a modified Black Scholes model, per option, at the dates of issue, were: $2.68 (31 December 2001), $2.95 (24 April 2002), $1.10 (24 October 2002, index linked).

(5)                    Subject to the Board determining otherwise the options are forfeited if the recipient leaves the Group prior to them becoming exercisable for reasons other than retirement, retrenchment, death or disablement.  The number of options issued under long term incentive arrangements is predicated on a market competitive assessment of long term compensation benchmarks.  In the event of retirement, retrenchment, death or disablement the release of options will be pro-rated for those issued on or after 24 April 2002.

(6)                    All Type I options issued except for the first series issued to J McFarlane may be exercised only if the ANZ Accumulation Index over the period from the date of grant to the last trading day of any month occurring during the relevant measurement period equals or exceeds (for 50% of the options issued) the S&P/ASX 100 Accumulation Index and (for the remaining 50% of the options issued) the S&P/ASX 200 Banks (Industry Group) Accumulation Index, both calculated over the same period.

(7)                    J McFarlane’s first series of options may be exercised only if the ANZ Accumulation Index over the period from the date on which the options are granted to the last trading day of any month occurring during the relevant exercise period equals or exceeds the S&P/ASX 100 Accumulation Index calculated over the same period.

(8)                    Type II options have a dynamic exercise price.  The final exercise price will be the initial strike price indexed by the change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index excluding ANZ.  These options cannot be exercised if the exercise price falls below the original issue price.

(9)                    Exercisable from 31 December 2004, subject to the performance conditions being met.

(10)              Exercisable from 31 December 2003, subject to the performance conditions being met.

	Deferred Shares(11)
	Number	Value $

J McFarlane (Managing Director)	—	—

D L Boyles	14,000	256,635
G Branston	2,700	49,452
E Funke Kupper	12,500	228,855
P J O Hawkins	9,500	174,468
P R Marriott	14,800	271,083

(11)              Deferred shares are held in trust for up to 10 years and are restricted for three years.  Subject to the Board determining otherwise the shares are forfeited if the recipient leaves the Group within the restricted period for reasons other than retirement, retrenchment, death or disablement.  The number of shares issued under long term incentive arrangements is predicated on a market competitive assessment of long term compensation benchmarks.  These shares have an additional restriction, ie. the entitlement will only vest in the event of individual performance conditions being met.  In the event of retirement, retrenchment, death or disablement the release of long term incentive shares will be pro-rated.

51

Directors’ and Officers’ Indemnity

The Company’s Constitution (Rule 11.1) permits the Company to indemnify each officer or employee of the Company against liabilities (so far as may be permitted under the Corporations Act 2001) incurred in the execution and discharge of the officer’s or employee’s duties.

It is the Company’s policy that its employees should not incur any liability for acting in the course of their employment legally, within the policies of the Company and provided they act in good faith.

Under the policy, the Company will indemnify employees against any liability they incur in carrying out their role.  The indemnity protects employees and former employees who incur a liability when acting as an employee, trustee or officer of the Company, or a subsidiary of the Company at the request of the Company.

The indemnity is subject to the Corporations Act 2001 and will not apply in respect of any liability arising from:

•             a claim by the Company;

•             a claim by a related body corporate;

•             a lack of good faith;

•             illegal or dishonest conduct; or

•             non compliance with the Company’s policies or discretions.

The Company has entered into Deeds of Access, Insurance and Indemnity with each of its directors and secretaries and with certain employees and certain other individuals who act as directors of related body corporates or of another company.  To the extent permitted by law, the Company indemnifies the individual for all liabilities, including costs, damages and expenses incurred in their capacity as an officer of the company to which they have been appointed.

The Company has indemnified the trustees and former trustees of certain of the Company’s superannuation funds and directors, former directors, officers and former officers of trustees of various Company sponsored superannuation schemes in Australia.  Under the relevant Deeds of Indemnity, the Company must indemnify each indemnified person if the assets of the relevant fund are insufficient to cover any loss, damage, liability or cost incurred by the indemnified person in connection with the fund, being loss, damage, liability or costs for which the indemnified person would have been entitled to be indemnified out of the assets of the fund in accordance with the trust deed and the Superannuation Industry (Supervision) Act 1993.  This indemnity survives the termination of the fund.  Some of the indemnified persons are or were directors or executive officers of the Company.

The Company has also indemnified certain employees of the Company, being trustees and administrators of a trust which is a subsidiary entity, from and against any loss, damage, liability, tax, penalty, expense or claim of any kind or nature arising out of or in connection with the creation, operation or dissolution of the trust, where they are acting in good faith and in a manner that they reasonably believed to be within the scope of the authority conferred by the trust.

Except for the above, no person has been indemnified nor has the Company or a related body corporate of the Company made an agreement to indemnify any person who is or has been an officer or auditor of the Company or of a related body corporate.

During the financial year, and again since the end of the financial year, the Company has paid a premium for an insurance policy for the benefit of the directors, secretaries, and executive officers of the Company, and directors, secretaries and executive officers of related bodies corporate of the Company.  In accordance with common commercial practice, the insurance policy prohibits disclosure of the nature of the liability insured against and the amount of the premium.

Signed in accordance with a resolution of the directors.

John Dahlsen	John McFarlane
Director	Chief Executive Officer

4 November 2002

52

Australia and New Zealand Banking Group Limited and Controlled Entities

Consolidated Statement of Financial Performance

for the year ended 30 September 2002

	Consolidated
	2002 $m	2001 $m	2000 $m
Total income	12,007	12,824	14,031
Interest income	9,037	10,251	10,241
Interest expense	(5,019)	(6,418)	(6,440)
Net interest income	4,018	3,833	3,801
Proceeds, net of costs, on disposal of investments	566
Carrying amount of assets given up	(392)
Net profit on disposal of investments	174
Other operating income	2,796	2,573	2,583
Prior period abnormal income	—	—	1,207
Operating income	6,988	6,406	7,591
Operating expenses	(2,905)	(3,092)	(3,314)
Prior period abnormal expenses	—	—	(986)
Profit before debt provision	4,083	3,314	3,291
Provision for doubtful debts	(860)	(531)	(502)
Profit before income tax	3,223	2,783	2,789
Income tax expense	(898)	(911)	(863)
Prior period abnormal tax	—	—	(177)
Total income tax expense	(898)	(911)	(1,040)
Profit after income tax	2,325	1,872	1,749
Net profit attributable to outside equity interests	(3)	(2)	(2)
Net profit attributable to shareholders of the Company	2,322	1,870	1,747
Currency translation adjustments, net of hedges after tax	(98)	197	170
Revaluation of properties	—	—	31
Total adjustments attributable to shareholders of the Company recognised directly in equity	(98)	197	201
Total changes in equity other than those resulting from transactions with shareholders as owners	2,224	2,067	1,948

Earnings per ordinary share (cents)
Basic	147.3	117.4	106.8
Diluted	146.6	117.0	106.0

Dividend per ordinary share (cents)	85	73	64

Net tangible assets per ordinary share ($)	6.58	5.96	5.49

The notes appearing on pages 58 to 60 and the discussion and analysis appearing on pages 23 to 25 form an integral part of these financial statements.

53

Australia and New Zealand Banking Group Limited and Controlled Entities

Consolidated Statement of Financial Position

as at 30 September 2002

		Consolidated
	Note	2002 $m	2001 $m

Assets
Liquid assets		7,410	7,794
Due from other financial institutions		3,815	4,829
Trading securities		5,873	4,827
Investment securities		3,609	3,487
Net loans and advances		132,060	123,657
Customers’ liabilities for acceptances		13,796	14,324
Life insurance investment assets		—	4,774
Regulatory deposits		178	133
Shares in associates and joint venture entities		1,692	64
Deferred tax assets		1,218	1,200
Goodwill		180	137
Other assets		11,810	18,906
Premises and equipment		1,464	1,361
Total assets		183,105	185,493
Liabilities
Due to other financial institutions		10,860	12,690
Deposits and other borrowings		113,297	104,874
Liability for acceptances		13,796	14,324
Income tax liabilities		1,340	1,335
Payables and other liabilities		12,450	15,948
Provisions		1,744	2,142
Life insurance policy liabilities		—	4,458
Bonds and notes		14,708	15,340
Loan capital		3,445	3,831
Total liabilities		171,640	174,942
Net assets		11,465	10,551
Shareholders’ equity
Ordinary share capital		3,939	3,733
Preference share capital		1,375	1,526
Reserves		534	717
Retained profits		5,600	4,562
Share capital and reserves attributable to shareholders of the Company		11,448	10,538
Outside equity interests		17	13
Total shareholders’ equity		11,465	10,551
Contingent liabilities	5

The notes appearing on pages 58 to 60 and the discussion and analysis appearing on pages 23 to 25 form an integral part of these financial statements.

54

Australia and New Zealand Banking Group Limited and Controlled Entities

Consolidated Statement of Cash Flows

for the year ended 30 September 2002

	Consolidated
	2002 $m	2001 $m	2000 $m
	Inflows (Outflows)

Cash flows from operating activities
Interest received	10,148	11,054	9,916
Dividends received	3	75	192
Fees and other income received	2,919	2,783	2,460
Interest paid	(5,367)	(6,703)	(6,108)
Personnel expenses paid	(1,900)	(1,827)	(1,735)
Premises expenses paid	(268)	(253)	(283)
Other operating expenses paid	(1,893)	(1,775)	(1,199)
Income taxes paid	(853)	(823)	(754)
Goods and services tax received (paid)	(28)	(53)	4
Net (increase) decrease in trading securities	(1,030)	(629)	(25)
Net cash provided by operating activities	1,731	1,849	2,468
Cash flows from investing activities
Net decrease (increase)
Liquid assets - greater than three months	(442)	983	(1,755)
Due from other financial institutions	554	909	(792)
Regulatory deposits	37	(27)	(90)
Loans and advances	(9,441)	(4,829)	(17,633)
Shares in controlled entities and associates	(1)	(36)	(50)
Investment securities
Purchases	(2,851)	(4,005)	(8,109)
Proceeds from sale or maturity	2,436	3,630	8,553
Controlled entities, associates and joint venture entities
Purchased (net of cash acquired)	(1,050)	(36)	(43)
Proceeds from sale (net of cash disposed)	—	—	1,510
Premises and equipment
Purchases	(385)	(452)	(275)
Proceeds from sale	101	127	249
Recovery from NHB litigation	248	—	—
Other	201	(454)	(1,405)
Net cash (used in) investing activities	(10,593)	(4,190)	(19,840)
Cash flows from financing activities
Net (decrease) increase
Due to other financial institutions	(1,211)	(826)	3,111
Deposits and other borrowings	9,152	890	12,763
Payables and other liabilities	362	581	(843)
Bonds and notes
Issue proceeds	4,538	7,542	5,555
Redemptions	(3,519)	(2,878)	(1,341)
Loan capital
Issue proceeds	759	—	152
Redemptions	(589)	(244)	(147)
Decrease in outside equity interests	1	(1)	(19)
Dividends paid	(1,178)	(1,028)	(749)
Share capital issues	112	114	36
Share buyback	—	(495)	(1,014)
Net cash provided by financing activities	8,427	3,655	17,504
Net cash provided by operating activities	1,731	1,849	2,468
Net cash (used in) investing activities	(10,593)	(4,190)	(19,840)
Net cash provided by financing activities	8,427	3,655	17,504
Net increase (decrease) in cash and cash equivalents	(435)	1,314	132
Cash and cash equivalents at beginning of year	9,071	6,462	6,634
Foreign currency translation on opening balances	(711)	1,295	(304)
Cash and cash equivalents at end of year	7,925	9,071	6,462

The notes appearing on pages 58 to 60 and the discussion and analysis appearing on pages 23 to 25 form an integral part of these financial statements.

55

Notes to the Concise Financial Statements

1:        Basis of preparation of concise financial report

This concise financial report has been derived from the Group’s 2002 Financial Report which complies with the Corporations Act 2001, Accounting Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board.  A full description of the accounting policies adopted by the Group is provided in the 2002 Financial Report.  The accounting policies are consistent with those of the previous financial year.

2:        Critical accounting policies

The Group has identified the following critical accounting policies:

•             Economic loss provisioning;

•             Specific provisioning;

•             Deferred acquisition costs, software assets and deferred income;

•             Derivatives and hedging; and

•             Special purpose and off-balance sheet vehicles.

The ANZ results announcement released on 24 October 2002 contains details of the critical accounting policies.  The results announcement can be obtained from www.anz.com.

3:        Significant events this financial year

On 19 January 2002, former ANZ subsidiary Grindlays Bank Limited completed the settlement of its long running dispute with India’s National Housing Bank (NHB).  The dispute originated in 1992.  Since January 2001 the amount in dispute had been deposited with the Supreme Court of India.  Of this amount (including interest) of Rupees 16.45 billion (AUD 661 million at 19 January 2002 rates), Grindlays recovered under the terms of the settlement Indian Rupees 6.20 billion (AUD 248 million), with NHB receiving the balance.  ANZ in turn received a payment of USD 124 million from Standard Chartered Bank (SCB) under the terms of an indemnity between ANZ and SCB.

Following an assessment of the general provision balance, a special provision for doubtful debts of $250 million was charged during the year.  Our economic loss provisioning models recognise that the general provision balance must be regularly reviewed, and in rare situations, increased to cover unusual events.  The balance has been restored to an appropriate level.

On 10 April 2002, ANZ and ING Group announced the formation of a joint venture which combines the funds mangement and life insurance business of ANZ and ING Group in Australia and New Zealand.  The joint venture commenced on 1 May 2002 under the name of ING Australia Limited.  ING Australia is owned 49% by ANZ and 51% by ING Group.  ANZ contributed businesses and capital valued at $1,839 million, recognising a profit after tax on disposal of $170 million.

4:        Dividends

Ordinary Dividends

	2002 $m	2001 $m	2000 $m

Interim dividend	583	491	445
Final dividend	692	595	528
Bonus option plan adjustment	(23)	(24)	(32)
Dividends on ordinary shares	1,252	1,062	941

A fully franked final dividend of 46 cents, is proposed to be paid on each fully paid ordinary share on 13 December 2002 (2001: final dividend of 40 cents, paid 14 December 2001, fully franked; 2000: final dividend of 35 cents, paid 15 December 2000, fully franked).  The 2002 interim dividend of 39 cents, paid 1 July 2002, was fully franked (2001: interim dividend of 33 cents, paid 2 July 2001, fully franked; 2000: interim dividend of 29 cents, paid 3 July 2000, fully franked).

The tax rate applicable to the franking credits attached to the interim dividend and to be attached to the proposed final dividend is 30% (2001: 30%, 2000: 34%).

Preference Dividends

	2002 $m	2001 $m	2000 $m

Dividends on preference shares	117	119	102

In 1998 the Company issued 124,032,000 preference shares, raising USD 775 million via Trust Securities issues.  The Trust Securities carry an entitlement to a distribution of 8% (on USD 400 million) and 8.08% (on USD 375 million).  The amounts are payable quarterly in arrears.  Payment dates are the fifteenth days of January, April, July and October in each year.

Dividend Franking Account

The amount of franking credits available in the Company for the subsequent financial year is nil (2001 and 2000: nil), after adjusting for franking credits that will arise from the payment of tax on Australian profits for the 2002 financial year less franking credits which will be utilised in franking the proposed final dividend and franking credits that may not be accessible by the Company at present.

56

5:        Contingent Liabilities

There are outstanding court proceedings, claims and possible claims against the Group, the aggregate amount of which cannot readily be quantified.

ANZ in Australia is being audited by the Australian Taxation Office (ATO) as part of normal ATO procedures.  The Group has received various assessments that are being disputed and is likely to receive further assessments.

Based on external advice, ANZ has assessed the likely progress of these issues, and believes it holds appropriate provisions.

Further details regarding Group contingent liabilities are contained in the 2002 Financial Report.

6:        Segment Analysis

During the year ended 30 September 2002, the Group managed its activities along the following lines of business:

Personal Banking and Wealth Management, Corporate Businesses, Investment Banking, Consumer Finance, Mortgages, Asset Finance, Small to Medium Business and other.  A description of each of the operating business segments, including the types of products and services the segments provide to customers, is detailed in the 2002 Financial Report.

Business Segment Analysis(1),(2)

Consolidated 30 September 2002	Personal Banking & Wealth Management $m	Corporate Businesses $m	Investment Banking $m	Consumer Finance $m	Mortgages $m	Asset Finance $m	Small to Medium Business $m	Other $m	Consolidated Total $m
External interest income	555	1,421	989	598	3,671	967	423	413	9,037
External interest expense	(1,011)	(744)	(1,433)	(1)	(159)	(472)	(191)	(1,008)	(5,019)
Net intersegmant interest	1,533	(12)	706	(208)	(2,830)	(159)	87	883	—
Net interest income	1,077	665	262	389	682	336	319	288	4,018
Other external operating income	821	720	538	388	89	69	80	265	2,970
Net intersegment income	306	(36)	(4)	(86)	(230)	(8)	(33)	91	—
Operating income	2,204	1,349	796	691	541	397	366	644	6,988
Other external expenses	(1,056)	(306)	(335)	(234)	(119)	(150)	(124)	(581)	(2,905)
Net intersegment expenses	(284)	(139)	(27)	(74)	(42)	(29)	—	595	—
Operating expenses	(1,340)	(445)	(362)	(308)	(161)	(179)	(124)	14	(2,905)
Profit before debt provision	864	904	434	383	380	218	242	658	4,083
Doubtful debt provision	(38)	(144)	(68)	(161)	(28)	(69)	(16)	(336)	(860)
Income tax and outside equity interests	(253)	(233)	(55)	(73)	(106)	(47)	(69)	(65)	(901)
Profit after income tax	573	527	311	149	246	102	157	257	2,322
Total external assets	10,635	42,822	25,669	5,551	64,826	12,410	6,764	14,428	183,105
Total external liabilities	39,342	40,373	20,654	249	3,551	9,704	7,589	50,178	171,640

(1)                    Results are equity standardised

(2)                    Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis

Business Segment Analysis(1),(2)

Consolidated 30 September 2002	Personal Banking & Wealth Management $m	Corporate Businesses $m	Investment Banking $m	Consumer Finance $m	Mortgages $m	Asset Finance $m	Small to Medium Business $m	Other $m	Consolidated Total $m
External interest income	626	1,802	1,761	567	3,768	1,012	405	310	10,251
External interest expense	(1,162)	(865)	(2,043)	—	(154)	(552)	(185)	(1,457)	(6,418)
Net intersegment interest	1,632	(268)	491	(233)	(2,959)	(122)	83	1,376	—
Net interest income	1,096	669	209	334	655	338	303	229	3,833
Other external operating income	814	665	548	329	78	59	68	12	2,573
Net intersegment income	272	(38)	(8)	(70)	(203)	(9)	(38)	94	—
Operating income	2,182	1,296	749	593	530	388	333	335	6,406
Other external expenses	(1,038)	(303)	(331)	(205)	(108)	(158)	(113)	(836)	(3,092)
Net intersegment expenses	(292)	(147)	(23)	(61)	(42)	(30)	(8)	603	—
Operating expenses	(1,330)	(450)	(354)	(266)	(150)	(188)	(121)	(233)	(3,092)
Profit before debt provision	852	846	395	327	380	200	212	102	3,314
Doubtful debt provision	(38)	(149)	(64)	(171)	(24)	(65)	(17)	(3)	(531)
Income tax and outside equity interests	(288)	(231)	(43)	(57)	(120)	(43)	(65)	(66)	(913)
Profit after income tax	526	466	288	99	236	92	130	33	1,870
Total external assets	13,597	44,245	29,851	4,881	55,901	12,013	6,013	18,992	185,493
Total external liabilities	39,998	37,133	26,112	313	3,014	9,566	6,873	51,933	174,942

(1)                    Results are equity standardised

(2)                    Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis

57

7:             Capital Management

The Group’s Tier 1 ratio increased to 7.9% (2001: 7.5%).  The total capital adequacy ratio remains strong at 9.5% (2001: 10.3%), with a small reduction in the Tier 2 ratio.

In light of the joint venture with ING Group, we have refined our capital management policy to incorporate certain non-consolidated vehicles.  Our principal focus going forward is Adjusted Common Equity, defined as Tier 1 capital, less preference shares and deductions from total capital, (including investment in funds management subsidiaries and the ING joint venture).  Adjusted Common Equity decreased from 5.9% to 5.7% of risk weighted assets to be comfortably near the top of our target range of 5.25% to 5.75%, even after funding the joint venture from internal resources.

8.              Equity Instruments Issued to Employees

Under existing Australian Accounting Standards, equity instruments issued to employees are not required to be expensed.  The impact of expensing options(1), and shares issued under the $1,000 employee share plan, have been calculated and are disclosed below.

Consolidated 2002 $m
Net profit attributable to shareholders of the Company	2,322
Expenses attributable to:
Options issued to Management Board(1)	(7)
Options issued to general management(1)	(19)
Shares issued under $1,000 employee share plan	(18)
Revised net profit attributable to shareholders of the Company	2,278
Revised earnings per share basic (cents)	144.4

(1)          Based on fair values estimated at grant date using a modified Black Scholes model.  Value of options amortised over vesting period.

9:             Events Since the End of the Financial Year

There have been no significant events since 30 September 2002 to the date of this report.

Directors’ Declaration

The directors of Australia and New Zealand Banking Group Limited declare that in their opinion the accompanying concise financial report of the Consolidated Group for the year ended 30 September 2002 complies with Accounting Standard AASB 1039 ‘Concise Financial Reports’.

In our report on the Group’s 2002 Financial Report we declared that:

(a)          the financial statements and notes comply with the Corporations Act 2001, including:

(i)             complying with applicable Australian Accounting Standards and other mandatory professional reporting requirements; and

(ii)          giving a true and fair view of the financial position of the Company and of the consolidated Group and of their performance as represented byte results of their operations and their cash flows; and

(b)         in the directors’ opinion at the date of this declaration there are reasonable grounds to believe that the Company and consolidated Group will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors

John Dahlsen	John McFarlane
Director	Chief Executive Officer
4 November 2002

58

Independent audit report on concise financial report to the members of Australia and New Zealand Banking Group Limited

Scope

We have audited the concise financial report of Australia and New Zealand Banking Group Limited and its controlled entities for the financial year ended 30 September 2002, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes as set out on pages 55 to 60, and the accompanying discussion and analysis set out on pages 23 to 25 in order to express an opinion on it to the members of the Company.  The Company’s directors are responsible for the concise financial report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the concise financial report is free of material misstatement.

We have also performed an independent audit of the full financial report of Australia and New Zealand Banking Group Limited and its controlled entities for the year ended 30 September 2002.  Our audit report on the full financial report was signed on 4 November 2002, and was not subject to any qualification.

Our procedures in respect of the audit of the concise financial report included testing that the information in the concise financial report is consistent with the full financial report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the full financial report.  These procedures have been undertaken to form an opinion whether, in all material respects, the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 ‘Concise Financial Reports’ issued in Australia.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion the concise financial report of Australia and New Zealand Banking Group Limited and its controlled entities for the year ended 30 September 2002 complies with AASB 1039 ‘Concise Financial Reports’ issued in Australia.

KPMG	Peter Nash
Chartered Accountants	Partner
Melbourne

4 November 2002

Financial Highlights in Key Currencies

Millions	2002 AUD	2002 USD(1)	2002 GBP(1)	2002 NZD(1)
Financial Performance
Net income	6,988	3,719	2,530	8,386
Operating expenses	(2,905)	(1,546)	(1,052)	(3,486)
Profit before tax and debt provision	4,083	2,173	1,478	4,900
Provision for doubtful debts	(860)	(458)	(311)	(1,032)
Profit before tax	3,223	1,715	1,167	3,868
Income tax expense	(898)	(478)	(325)	(1,078)
Outside equity interests	(3)	(2)	(1)	(4)
Profit after tax	2,322	1,235	841	2,786
Financial Position
Assets	183,105	99,627	63,666	212,127
Liabilities	171,640	93,389	59,679	198,845
Shareholders’ equity(2)	11,465	6,238	3,987	13,282
Ratios - per ordinary share
Earnings per share - basic	147.3	78.4	53.3	176.8
Dividends per share - declared rate	85	45	31	102
Net tangible assets per share	6.58	3.50	2.38	7.90

(1)               USD, GBP and NZD amounts - items relating to financial performance converted at average rates for financial year 30 September 2002 and items relating to financial position at closing rates at 30 September 2002

(2)               Includes outside equity interests

Exchange Rates

The exchange rates used in the translation of the results and the assets and liabilities of major overseas branches and controlled entities are:

	2002		2001		2000
	Closing	Average	Closing	Average	Closing	Average
Great British pound	0.3477	0.3621	0.3331	0.3627	0.3720	0.3903
United States dollar	0.5441	0.5323	0.4903	0.5230	0.5444	0.6101
New Zealand dollar	1.1585	1.2001	1.2127	1.2473	1.3324	1.2647

59

Shareholder information

Ordinary shares

At 7 October 2002 the twenty largest holders of ordinary shares held 905,163,558 ordinary shares, equal to 60.19 per cent of the total issued ordinary capital.

Name	Number of shares	%

Chase Manhattan Nominees Ltd	215,389,449	14.32
National Nominees Ltd	195,600,949	13.01
Westpac Custodian Nominees Ltd	142,493,966	9.47
Citicorp Nominees Pty Ltd	85,783,111	5.70
RBC Global Services Australia Nominees Pty Ltd	39,023,804	2.59
Commonwealth Custodial Services Ltd	36,087,910	2.4
ANZ Nominees Ltd	35,355,516	2.35
AMP Life Ltd	25,810,122	1.72
MLC Ltd	23,335,932	1.55
Queensland Investment Corporation	20,285,482	1.35
Cogent Nominees Pty Ltd	17,644,800	1.17
HKBA Nominees Ltd	11,962,916	0.80
Mercantile Mutual Life Insurance Company Ltd	11,147,276	0.74
NRMA Nominees Pty Ltd	8,887,753	0.59
ANZEST Pty Ltd	7,462,405	0.50
PSS Board	7,462,405	0.50
The National Mutual Life Association of Australasia Ltd	6,578,833	0.44
Government Superannuation Office	5,979,339	0.40
Australia Foundation Investment Company Ltd	4,677,049	0.31
Victorian Workcover Authority	4,165,087	0.28
	905,163,558

Distribution of shareholdings At 7 October 2002 Range	Number of holders	% of holders	Number of shares	% of shares

1 to 1,000 shares	108,221	54.2	49,761,533	3.3
1,001 to 5,000 shares	71,697	36.0	161,958,794	10.8
5,001 to 10,000 shares	11,831	5.9	84,093,962	5.6
10,001 to 100,000 shares	7,421	3.7	158,655,510	10.5
Over 100,001 shares	386	0.2	1,049,529,283	69.8
Total	199,556	100	1,503,999,082	100

At 7 October 2002:

•                    there were no entries in the Register of Substantial Shareholdings; and

•                    the average size of holdings of ordinary shares was7,536 (2001: 8,221) shares; and

•                    there were 2,863 holdings of less than a marketable parcel (less than $500 in value (or 28 shares based on a market price of $17.63), (2001: 1,772 holdings), which is less than 1% of the total holdings of ordinary shares.

Voting rights of ordinary shares

The Constitution provides for votes to be cast:

(i)    on show of hands, 1 vote for each shareholder; and

(ii)   on a poll, 1 vote for each fully paid ordinary share.

Preference shares

At 7 October 2002 Hare and Co was the only holder of preference shares and held 124,032,000 preference shares, being 100 percent of the total issued preference capital.

Voting rights of preference shares

A preference shareholder may not vote in normal circumstances, but may vote:

(i)             when a preference share dividend (or equivalent) is not paid by the prescribed quarterly payment date.  This entitlement to vote ceases after full payment of four consecutive quarterly preference share dividends; and

(ii)          on proposals or resolutions that affect the rights attached to the preference shares including proposals to restructure or wind up ANZ.

Employee shareholder information

At the Annual General Meeting in January 1994, shareholders approved an aggregate limit of 7% of all classes of shares and options, which remain subject to the rules of a relevant incentive plan, being held by employees and directors.

At 30 September 2002 participants held 2.62% of the issued shares and options of ANZ under the following incentive plans:

•                    ANZ Employee Share Acquisition Plan;

•                    ANZ Employee Share Save Scheme;.

•                    ANZ Share Option Plan; and

•                    ANZ Share Purchase Scheme.

60

Dear Shareholder,

As a shareholdder and reader of the 2002 ANZ Annual Report, your opinions are important to us.  Please take a minute to fill in this survey form and help us continue to improve the way we report to you next year.

1.               Which of the following applies to your reading of the 2002 ANZ Annual Report?  (Please tick)

☐ Browsed through it

☐ Read some of it

☐ Read all of it

2.               Using a seven point scale, please indicate the extent to which you agree with the following statements: (Please circle)

	Strongly disagree						Strongly agree
The overall look of the Report made me want to read it	1	2	3	4	5	6	7
The report included the information I wanted to see as a shareholder	1	2	3	4	5	6	7
It was easy to find the information I wanted to read	1	2	3	4	5	6	7
The information was well written and easy to understand	1	2	3	4	5	6	7
The report was interesting to read	1	2	3	4	5	6	7

3.               When reading the 2002 ANZ Annual Report, how important to you are the following sections, on a scale of 1 to 7? (Please circle)

	Not important						Extremely important

Chairman’s Report	1	2	3	4	5	6	7
Chief Executive Officer’s Report	1	2	3	4	5	6	7
Personal	1	2	3	4	5	6	7
Corporate	1	2	3	4	5	6	7
Community	1	2	3	4	5	6	7
Culture	1	2	3	4	5	6	7
Growth	1	2	3	4	5	6	7
Senior Management	1	2	3	4	5	6	7
Overview	1	2	3	4	5	6	7
Chief Financial Officer’s Review	1	2	3	4	5	6	7
Business Overview	1	2	3	4	5	6	7
Business Reports	1	2	3	4	5	6	7
Where we are	1	2	3	4	5	6	7
Corporate Governance	1	2	3	4	5	6	7
Risk Management	1	2	3	4	5	6	7
Environmental Report	1	2	3	4	5	6	7
Customer Service Charter	1	2	3	4	5	6	7
Corporate Governance Statement	1	2	3	4	5	6	7
Board of Directors	1	2	3	4	5	6	7
Guide to the Financial Report	1	2	3	4	5	6	7
Concise Financial Report	1	2	3	4	5	6	7

4.               Do you have any specific comments about this Annual Report or suggestions for next year?

5.               Annual Report Election Request.  (Please tick)

☐ Please continue to send me a printed Annual Report

☐ Please don’t send me an Annual Report

☐ Please don’t send me an Annual Report but email me when it is available on ANZ’s website

Name:	SRN/HIN:

Email Address:

Yours sincerely,

Philip Gentry

Head of Investor Relations

Please complete the above form, remove from document,
and return with your Proxy Form in the envelope provided.

61

This page has been left blank intentionally.

62

Shareholder Information

Dividends

The final dividend of 46 cents per share will be paid on 13 December 2002, 100% franked.  Dividends may be paid directly to a bank account in Australia, New Zealand or the United Kingdom.  Shareholders who want their dividends paid this way should advise ANZ Share Registry in writing.  Dividend Reinvestment and Bonus Option plans are available to shareholders.  The plans are detailed in a booklet called ‘Shareholder Alternatives’, copies of which are available from ANZ Share Registry at the addresses shown below.

Stock Exchange Listings

The Group’s ordinary shares are listed on the Australian Stock Exchange and the New Zealand Stock Exchange.  The Capital Securities offered in 1993 and the Preference Shares issued in 1998 are listed on the New York Stock Exchange.  The subordinated bonds issued by Australia and New Zealand Banking Group (New Zealand) Limited in 2002 are listed on the New Zealand Stock Exchange.

American Depositary Receipts

The Bank of New York sponsors an American Depositary Receipt (ADR) program in the United States of America and ADRs are listed on the New York Stock Exchange.  ADR holders should deal directly with the Bank of New York, New York, telephone (212) 815 2276, fax (212) 571 3050 on all matters relating to their ADR holdings.

2002 Financial Report

A copy of the Group’s 2002 Financial Report, including the independent Auditors’ Report, is available to all shareholders, and will be sent to shareholders without charge upon request.  The Financial Report can be requested by telephone (Australia 1800 11 33 99, Overseas +613 9615 5989), by email at investor.relations@anz.com or viewed directly on the internet at www.anz.com.

Removal from Mailing List

Shareholders who do not wish to receive a copy of the Annual Report must advise the Share Registry in writing.

Change of Address

Shareholders who have changed their address will need to advise the Share Registry in writing, quoting their shareholder number, name and company if applicable.

Credit Ratings

Short Term

Moody’s Investors Service	P-1
Standard & Poor’ Rating Group	A1+

Long Term

Moody’s Investors Service	Aa3
(outlook stable)
Standard & Poor’s Rating Group	AA-
(outlook stable)

Handy Contacts

ANZ

Registered Office

Level 6

100 Queen Street

Melbourne VIC 3000

Australia

Tel: +613 9273 6141

Fax: +613 9273 6142

Company Secretary: Tim Paine

Investor Relations

Level 20

100 Queen Street

Melbourne VIC 3000

Tel: +613 9273 6466

Fax: +613 9273 4899

investor.relations@anz.com

Share Registry

Australia

Level 12

565 Bourke Street

Melbourne VIC 3000

Australia

Tel: 1800 11 33 99 / 9615 5989

Fax: +613 9611 5710

anzshareregistry@computershare.com.au

New Zealand

Private Bag 92119

Auckland 1020

New Zealand

Tel: 0800 174 007 or +649 488 8700

Fax: +649 488 8787

Investor Enquiries: +649 488 8777

United Kingdom

Tel: +44 870 702 0000

Important Dates for Shareholders

Date	Event

13 December 2002	Annual General Meeting (Perth)

13 December 2002	Final Dividend Payment

24 April 2003*	Interim Result Announced

1 July 2003*	Interim Dividend Payment

23 October 2003*	Annual Result Announced

12 December 2003*	Annual General Meeting

12 December 2003*	Final Dividend Payment

* tentative dates

63

ANZ 2002 Annual Report

www.anz.com

ANZ SHARE REGISTRY
Australia and New Zealand Banking Group Limited	GPO Box 242
ABN 11 005 357 522	Melbourne, Victoria 3001
Australia
PROXY FORM
ANZ SHARE REGISTRY
Private Bag 92119
Auckland 1020
New Zealand

Australia: 1800 11 33 99
New Zealand: 0800 174 007
United Kingdom: (0870) 702 0000
Facsimile: (61 3) 9473 2456

Internet: www.anz.com

I/We appoint                                            or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy and to act generally and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held on Friday, 13 December 2002, and at any adjournment of the meeting.

IMPORTANT: For Item 3 Below

If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote on Item 3 below, please place a mark in this box.  By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of that item and that votes cast by him, other than as proxy holder, would be disregarded because of that interest.  If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 3 and your votes will not be counted in computing the required majority if a poll is called on this item.  The Chairman of the Meeting intends to vote undirected proxies in favour of Item 3.

☐

Appointing a second proxy: If you wish to appoint two proxies, state here the proportion or number of securities applicable to this form.	☐

2	Election of Directors
		For	Against	Abstain

	(a) To re-elect a director: Dr B W Scott	☐	☐	☐

	(b) To re-elect a director: Dr R S Deane	☐	☐	☐

	(c) To elect a director: Mr D M Gonski	☐	☐	☐

3	Non-Executive Directors’ Fee Cap	☐	☐	☐

Signature of Holders

Individuals Only		Companies Only

Company Seal (if applicable)
Signature		Sole Director and Sole Company Secretary

Signature		Director	Attorney

/ /2002
Contact Telephone Number	Date	Director	Secretary

Voting by Proxy

•                    A member entitled to attend and vote has a right to appoint a proxy.

•                    A proxy need not be a member.

•                    A member who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

•                    The appointment of the proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed and the appointment does not specify the proportion or number of the member’s votes each proxy may exercise, each proxy may exercise half of the votes (disregarding fractions).

•                    If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as that person thinks fit.

•                    If a proxy is instructed to abstain from voting on an item of business, that person is directed not to vote on the member’s behalf on a poll and the shares which are the subject of the proxy appointment will not be counted in computing the required majority.

•                    Members who return their proxy forms with a direction on how to vote but do not nominate the identity of their proxy will be taken to have appointed the Chairman of the Meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the meeting, the Chairman of the Meeting will act in place of the nominated proxy and vote in accordance with any instructions or, if none, as the Chairman of the Meeting decides.

•                    Completed proxy forms should be sent to the ANZ Share Registry using the pre-addressed envelope provided with this proxy.

•                    To be effective, proxy forms must be received at one of the following addresses:

Australia
ANZ Share Registry	ANZ Share Registry
GPO Box 242	12/565 Bourke Street
Melbourne	Melbourne
Victoria 3001	Victoria 3000
Australia	Australia

United Kingdom	New Zealand
ANZ Share Registry	ANZ Share Registry
PO Box 82	Private Bag 92119
The Pavilions	Auckland 1020
Bridgewater Road	New Zealand
Bristol BS99 7NH
United Kingdom

or at the company’s registered office by 1.00pm (Melbourne time) on Wednesday, 11 December 2002.  proxy forms received after this time will be invalid.

•                    Alternatively, proxy forms may be lodged by facsimile if received by the same time.  The facsimile number is (61 3) 9473 2456.

•                    Members may record their proxy voting instructions on ANZ’s website at www.anz.com.  You will need your Holder Identification Number (HIN) or Security holder Reference Number (SRN).  Your HIN or SRN is shown on the top right hand corner of the proxy form.

•                    The member or the member’s attorney must sign the proxy form.  Proxies given by corporations must be executed in accordance with the Corporations Act.  Where the appointment of a proxy is signed by the appointer’s attorney, a certified copy of the power of attorney, or the power itself, must be received by the ANZ Share Registry at one of the above addresses or by facsimile and by 1.00pm (Melbourne time) on Wednesday, 11 December 2002.  If facsimile transmission is used, the power of attorney must be certified.  The facsimile number is (61 3) 9473 2456.

•                    A reply paid envelope is enclosed for the return of the completed proxy form.  (You will need to affix a stamp if you are sending it from outside Australia.)

•                    If you require further information on how to complete the proxy form, please telephone:

Australia	1800 11 33 99

New Zealand	0800 174 007

United Kingdom	(0870) 702 0000

Any other country	(61 3) 9615 5989

2

Notice of
Annual General

Meeting 2002

Notice of Meeting and
Information for Shareholders

Notice is given that the thirty fourth Annual General Meeting of Australia and New Zealand Banking Group Limited will be held at the Hyatt Regency Hotel, 99 Adelaide Terrace, Perth, WA, on Friday 13 December 2002 at 10:00 am Perth Time.

Australia and New Zealand Banking Group Limited

ABN 11005 397 522

2

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

Notice of Meeting

Ordinary Business

1.              Annual Reports

To consider the Annual Report, Financial Statements and the Reports of the Directors and of the Auditors for the year ended 30 September 2002.

2.              Election of Directors

(a)          To re-elect a director: Dr B W Scott

Dr Scott retires in accordance with the Company’s Constitution, and being eligible, offers himself for re-election.

(b)         To re-elect a director: Dr R S Deane

Dr Deane retires in accordance with the Company’s Constitution, and being eligible, offers himself for re-election.

(c)          To elect a director: Mr D M Gonski

Mr Gonski, having been appointed by the Board since the last Annual General Meeting to fill a casual vacancy, retires in accordance with the Company’s Constitution, and being eligible, offers himself for election.

Special Business

3.              Non-Executive Directors’ Fee Cap

To consider and if thought fit, pass the following resolution as an ordinary resolution:

“That the maximum annual aggregate amount of remuneration (within the meaning of the Constitution) that the non-executive directors are entitled to be paid for their services as directors out of the funds of the Company, under rule 10.2(a) of the Company’s Constitution be fixed at $2,500,000.”

Voting by Proxy

•                    A member who is entitled to attend and cast a vote at the Meeting may appoint a proxy.

•                    A proxy need not be a member.

•                    A member who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

•                    The following addresses are specified for the purposes of receipt of proxy appointments:

Australia
ANZ Share Registry	ANZ Share Registry
GPO Box 242	12/565 Bourke Street
Melbourne Victoria	Melbourne Victoria
3001 Australia	3000 Australia

United Kingdom	New Zealand
ANZ Share Registry	ANZ Share Registry
PO Box 82	Private Bag 92119
The Pavilions	Auckland 1020
Bridgewater Road	New Zealand
Bristol BS99 7NH
United Kingdom

•                    Proxies may be sent by fax to facsimile number (61 3) 9473 2456.

•                    To be effective, the instrument by which a proxy is appointed by a member and, if the instrument is signed by the member’s attorney, the authority under which the instrument is signed or a certified copy of the authority must be received by the Company at least 48 hours before the meeting.

•                    Members may also submit their proxy instructions electronically with the ANZ Share Registry by visiting www.anz.com and following the prompts and instructions.

•                    For more information concerning the appointment of proxies and the addresses to which proxy forms may be sent, please refer to the reverse side of the proxy form.

3

Voting by Attorney

A member may appoint an attorney to vote on his/her behalf.  For an appointment to be effective for the meeting, the instrument effecting the appointment (or a certified copy of it) must be received by the Company at its registered address or one of the addresses listed above for the receipt of proxy appointments at least 48 hours before the meeting.

Corporate Representatives

A corporation, which is a member, may appoint an individual to act as its representative at the meeting.  The appointment must comply with the requirements of section 250D of the Corporations Act.  The representative should bring to the meeting evidence of his or her appointment, including any authority under which it is signed, unless it has previously been given to the Company.

By Order of the Board:	Tim Paine
Secretary
Melbourne
13 November 2002

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NOTICE OF ANNUAL GENERAL MEETING 2002

Explanatory Notes

Items 2 (a), (b) and (c)

Candidates for re-election and election as Directors

DR B W SCOTT AO

B Ec, MBA, DBA

Company Director

Director since August 1985

Dr Scott is Chairman of the Nominations and Corporate Governance Committee and Compensation Committee and Member of the Audit Committee and Risk Management Committee.  Chairman of Management Frontiers Pty Ltd, and The Foundation for Development Co-operation Ltd.  Director of Air Liquide Australia Ltd and the James N. Kirby Foundation Ltd.  Australian member of the Board of Governors of the Asian Institute of Management.  Former Chairman of the Australian Government’s Trade Development Council (1984 -1990).  Former Federal President, Institute of Directors in Australia (1982-1986).  Lives in Sydney.  Age 67.

MR D M GONSKI AO

B Com, LL B

Company Director

Director since February 2002

Mr Gonski is member of the Risk Management Committee, Compensation Committee and Nominations & Corporate Governance Committee and a Director of ING Australia Ltd.  He is Chairman of Coca-Cola Amatil Ltd and Investec Wentworth Pty Ltd.  Director of Westfield Holdings Ltd and John Fairfax Holdings Ltd.  Mr Gonski is Chairman of the National Institute of Dramatic Art (NIDA) and the Art Gallery of New South Wales.  Lives in Sydney.  Age 49.

DR R S DEANE

PhD, B Com (Hons), FCA, FCIS, FNZIM

Company Director

Director since September 1994

Dr Deane is member of the Risk Management Committee, Compensation Committee and Chairman of ANZ Banking Group (New Zealand) Ltd.  He is Chairman of Telecom New Zealand Ltd, Fletcher Building Ltd and Te Papa Tongarewa (Museum of New Zealand).  He has a number of directorships including TransAlta Corporation (Canada) and Woolworths Ltd.  Formerly Chief Executive and Managing Director, Telecom New Zealand Ltd, Chief Executive, Electricity Corporation of New Zealand Ltd, Chairman of Fletcher Challenge Ltd, State Services Commission, Alternate Executive Director, International Monetary Fund and Deputy Governor, Reserve Bank of New Zealand.  Lives in Wellington, New Zealand.  Age 61.

AGM Location Hyatt Regency Hotel, 99 Adelaide Terrace, Perth

5

Explanatory Notes

Item 3 Non-Executive Directors’ Fee Cap

Item 3 is a proposal to increase the maximum annual aggregate amount of remuneration (within the meaning of the Company’s Constitution) that the non-executive directors of the Company are entitled to be paid for their services as directors, out of the funds of the Company, under rule 10.2(a) of the Company’s Constitution, to $2,500,000.

Rule 10.2(a) of the Company’s Constitution provides that the non-executive directors of the Company are entitled to be paid for their services, out of the funds of the Company, an amount of remuneration which does not in any year exceed in aggregate the amount last fixed by ordinary resolution, and that such remuneration is to be allocated among the directors on an equal basis (having regard to the proportion of the year for which each director held office) or as otherwise decided by the Board.

In addition, Australian Stock Exchange Listing Rule 10.17 provides that a listed company must not, without shareholder approval, increase the total amount of nonexecutive directors’ fees.

The current limit on the non-executive directors’ remuneration is $1,500,000.  This limit was fixed by shareholders at the Annual General Meeting of the Company for the year ended 30 September 1997 held in January 1998.  The limit covers fees paid to all non-executive directors for their services as directors of the Company and its subsidiaries (including the minimum statutory superannuation contribution made by the Company).

In seeking shareholder approval of the resolution, the Bank is following its practice of bringing forward a recommendation on this matter at the Annual General Meeting once every four or five years.  It is five financial years since the last increase was noted.

There are a number of reasons for bringing forward the resolution at this time:

•                    It is important that ANZ is able to attract and retain directors of the highest calibre.  This means that it needs to offer appropriate remuneration, comparable with that offered by ANZ’s peers and competitors, including multinational financial institutions.

•                    The Board needs the financial capacity to be able to increase the number of directors, when considered desirable.  The Board has operated with eight directors (including the CEO) for some time(1).  This number is less than for most major public company boards, and the Board believes that the size has been appropriate for effective, efficient and productive operation.  However, there is today a heightened need to meet a much larger array of governance and compliance standards and this may soon lead to the need to increase Board numbers.

•                    It is appropriate to remunerate further any Board member who assumes major additional Board responsibilities (e.g. relating to a subsidiary or joint venture) where direct parent board representation is considered important.  In the period since the last limit was set, for example, Dr. Deane has become Chairman of the subsidiary company, ANZ Banking Group (New Zealand) Ltd, while Mr. Gonski has this year become a director of the ANZ/ING joint venture in funds management and life insurance.  Both these payments are made from the aggregate amount of remuneration available for non-executive directors’ payments.

Overall, the Bank will be strengthened by having this additional capacity to pay directors’ fees for the coming years.  It provides flexibility for ensuring that a top calibre Board of appropriate size continues to serve the Bank and its shareholders effectively.

Voting Exclusion Statement

The Company will disregard any votes cast on Item 3 of Special Business by any director and any of their associates, unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the proxy form or unless the vote is cast by a person chairing the meeting as proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.

(1)          The Chief Executive Officer, who is one of the eight members of the Board, is separately remunerated and is not entitled to any Board fees.

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Company Secretary’s Office

Level 6, 100 Queen Street
Melbourne VIC 3000
Phone 03 9273 6141
Fax 03 9273 6142
www.anz.com

20 November 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
Sydney NSW 2000

ANZ Final Dividend- Dividend Reinvestment Plan Price and Bonus Option Plan Price

ANZ Directors declared the Final Dividend of 46 cents on 18 November.  The dividend is payable on 13 December 2002 to holders of fully paid ordinary shares registered in the books of the Company at the close of business on 7 November 2002.

The price set for reinvestment of dividends under the ANZ Dividend Reinvestment Plan and Bonus Option Plan is $18.32 being the volume weighted average of the ANZ share price in the five days following the Record Date.

Yours faithfully

Timothy A Paine

Company Secretary

Australia and New Zealand Banking Group Limited ABN 11 005 357 522